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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Merck KGaA

*CURRENT ADDRESS Frankfurter Str. 250
D-64293 Darmstadt
Germany

**FORMER NAME

**NEW ADDRESS

PROCESSED

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THOMSON FINANCIAL

FILE NO. 82- 4178

FISCAL YEAR 12/31/05

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82-4178

MERCK

ARS

12-31-05

Annual Report 2005



Well-positioned in Pharmaceuticals and Chemicals

We think in generations

Long-term company management

Thinking and acting in generations

Merck has created value with a strong set of values shaping our actions. The combination of responsible and value-oriented management of the company enables us to achieve entrepreneurial success, once again in 2005.

Economic and ethical values are part of our corporate culture. This is probably characteristic wherever the interests of a family of owners are aligned with those of a family-owned company. It is certainly the case wherever such values have been lived for generations. At Merck, the family company is now managed by the descendants of Friedrich Jacob Merck, who acquired the Angel Pharmacy (*Engel-Apotheke*) in Darmstadt in 1668.

Today, around 27 percent of the capital of Merck KGaA is publicly traded while 73 percent is held by the general partner E. Merck OHG. From the start of industrial production in 1827 to the entry into targeted cancer therapy with the launch of Erbitux® in 2003, many milestones in our history provide strong evidence of our pioneering spirit. While willing to accept entrepreneurial risk, Merck has always chosen to operate in both Pharmaceuticals and Chemicals, as together they open up more opportunities and make the overall risk more manageable.

We think and act beyond the next set of quarterly figures – we take responsibility for the next generation. This concept has not always been popular, but we are seeing how it is experiencing a renaissance today. A look at our liquid crystals business makes this especially clear. Its origins date back over 100 years. Today, this chemistry makes communication with brilliant pictures possible, for example in mobile phone displays, computer monitors and flat-screen televisions.

Business Development 2001–2005

€ million	2001	2002	2003	2004	2005	Change in %
Sales	7,528	7,400	7,202	5,859	5,870	0.2
*Sales excluding VWR**	5,020	4,935	5,003	5,339	5,870	9.9
Pharmaceuticals	3,323	3,153	3,303	3,452	3,894	12.8
Chemicals	1,697	1,782	1,700	1,687	1,900	12.6
Laboratory Distribution*	2,754	2,711	2,427	582		–
Laboratory Distribution intragroup sales	–246	–246	–228	–63		–
Corporate and Other**	–	–	–	200	76	–62.2
Operating result	877	616	736	776	883	13.8
*Operating result excluding VWR**	785	532	656	755	883	17.0
Pharmaceuticals	581	272	389	391	454	16.3
Chemicals	204	260	316	420	492	17.1
Laboratory Distribution*	92	84	79	21		–
Corporate and Other**	–	–	–48	–56	–63	12.8
Earnings before interest and tax (EBIT)	1,286	559	538	1,044	956	–8.4
Profit before tax	1,078	412	423	961	893	–7.0
Profit after tax	655	215	218	672	673	0.1
Free cash flow***	664	441	442	1,889	657	–65.2
EBITDA (EBIT before depreciation and amortization)	1,694	985	1,008	1,419	1,245	–12.2
Capital expenditure on property, plant and equipment	470	377	281	234	268	14.2
Research and development	577	608	605	599	713	19.0
Total assets***	8,255	7,511	6,982	5,754	7,281	26.5
Net equity***	2,336	2,054	2,363	2,800	3,329	18.9
Employees (number as of Dec. 31)*	34,294	34,504	34,206	28,877	29,133	0.9
Return on sales (ROS) in % (ROS: operating result / sales)	11.6	8.3	10.2	13.2	15.0	
Return on capital employed (ROCE)*** in % (ROCE: operating result / average operating assets)	13.5	9.6	12.1	15.9	20.5	
Earnings per share in € (for calculation see page 17)	3.66	1.18	1.15	3.47	3.45	–0.6
Dividend per share in €	0.95	1.00	0.80	0.80	0.85	6.3
One-time bonus per share in €	–	–	–	0.20		–

* The Laboratory Distribution business sector (VWR International) was sold in April 2004.

** The reporting segment Corporate and Other was introduced in 2004. The Electronic Chemicals division, which was sold in April 2005, was consolidated in this segment in 2004 and 2005.

*** Due to changes in IFRS, we restructured our balance sheet in 2005 and adjusted the corresponding balance sheet items for 2004 as well.

Merck 2005 at a glance

Merck Group The Merck Group is a global pharmaceutical and chemical company. In 2005, Merck Group sales totaled € 5,870 million. Adjusted for the disposal of VWR in the second quarter of 2004, this represents an increase of 9.9% over 2004. We increased our research and development spending, which has already been substantial for a number of years, by 19% to € 713 million. The operating result rose by a favorable 14% to € 883 million; return on sales (ROS) was 15.0% and return on capital employed (ROCE) reached a notable 20.5%.

Pharmaceuticals Our Pharmaceuticals business sector comprises not only patented drugs, but also generics and consumer health care products. Sales increased by 13% to € 3,894 million and the operating result rose 16% to € 454 million. Research and development spending grew 18% to € 579 million. In the Ethicals division, we invested € 442 million or 26% of the division's sales in R&D, focusing on our development compounds for oncology.

Chemicals The Chemicals business sector comprises three divisions offering chemicals for high-tech applications: liquid crystals for displays; effect pigments for industry and cosmetics; analytical reagents and test kits, as well as products and services along the entire process chain of the pharmaceutical and biotech industry. Sales increased by 13% to € 1,900 million and the operating result improved in comparison with the previous year by 17%. Merck divested its Electronic Chemicals business for chip manufacture in the second quarter of 2005.

Key figures* for 2005

€ million	Merck Group	Pharmaceuticals	Chemicals
Sales	5,870	3,894	1,900
Gross margin	3,501	2,426	1,058
Research and development (R&D)	713	579	132
Operating result	883	454	492
Free cash flow	657	406	357
Return on sales (ROS) in %	15.0	11.7	25.9
Return on capital employed (ROCE) in %	20.5	19.0	27.2

*excluding Corporate and Other

Sales by business sector


€ million
8,000
6,000
4,000
2,000
01
02
03
04
05
Laboratory Distribution
Chemicals
Pharmaceuticals
Corporate and Other

Operating result by business sector


€ million
1,000
750
500
250
01
02
03
04
05
Laboratory Distribution
Chemicals
Pharmaceuticals
Corporate and Other

Contents

Cover photo Merck has invested in the development of liquid crystals for decades. Following their success in mobile telephones and computer monitors, these high-tech chemicals are taking living rooms by storm – in LCD televisions on the wall.

Dear Shareholders and Friends,

For Merck, 2005 was a very successful year overall. We worked very hard and are proud of what we achieved. I would like to make special mention of three areas: We satisfied the increasing requirements of our customers, which helped them to seize new opportunities. We offer secure and attractive jobs. And we are gaining recognition in all parts of the world.

We not only succeeded in increasing the year-on-year operating result of continuing operations by 17%, we also slightly exceeded the operating result of 2001, our best year to date. Based on the profit after tax, we will propose a further increase in the dividend.

For this, my Executive Board colleagues and I would like to especially thank our workforce of more than 29,000 people. I will continue to devote a substantial amount of my time to strengthening the common understanding of our goals among our employees so that all of us live the very unique Merck culture and enjoy working to achieve entrepreneurial success.

Our success in 2005 is due not least to our strategy of "focused diversification". The sale of the Electronic Chemicals business in the first half of the year was another important step in executing this strategy. Five years ago we were still broadly diversified and managed our businesses in eleven divisions. Today, however, with the three divisions of the Pharmaceuticals business sector and the three divisions of the Chemicals business sector, we have a portfolio that we believe is, in terms of risk, sufficiently differentiated and balanced. At the same time, our businesses are now so focused that we have achieved the financial targets that we set for ourselves five years ago: In 2005, Merck's return on capital employed was 20.5%. In the course of the year, the Merck share price increased by 38%.

This strategy was developed by the Executive Board in complete agreement with our various oversight bodies. Its implementation involved a process of change, which was also driven by my predecessor, Bernhard Scheuble. He left the Executive Board on November 22, 2005. At year-end, Thomas Schreckenbach decided to retire and resigned from the Executive Board, to which he belonged for 15 years. On September 1, 2005, Walter W. Zywottek was appointed by E. Merck OHG to succeed him as a Member of the Executive Board. He has been responsible for the Chemicals business sector since January 1, 2006. On November 22, 2005, Elmar Schnee was appointed Deputy Member of the Executive Board and Head of the Pharmaceuticals business sector.

Michael Römer Chairman of the Executive Board of Merck KGaA



We are convinced that the foundations for a successful future have been laid, not only in terms of personnel. The unwavering support of the Merck family, the 12th generation of which remains committed to the company, also promotes our long-term success. The trust of the Merck family is a precondition for our ability to think "in generations" again in 2006. It enables us to establish a balance between a profitable operating business and the courage to manage the company with a long-term perspective.

In 2005, we again focused on innovative areas, namely liquid crystals and the cancer drug Erbitux®. Strong and well-established products, such as our cardiovascular drugs and the reagents offered by the Chemicals business sector, enabled us to invest € 713 million in research and development – investments that will open new opportunities for us.

These investments are a critical success factor. However, they are not sufficient alone because success starts with people. The knowledge and motivation of our employees, a corporate culture that makes innovation possible, and business processes aligned with customer needs are indispensable. This cannot be achieved by single individuals, but only by all of us working together. Trust, which is the precondition for successful cooperation in teams, is certainly one of the strengths of our very unique corporate culture.

I assure you that we will further deploy these assets in 2006 in order to continue on our successful course. We are committed to ensuring that we maintain your trust.

Sincerely,

Michael Römer

Highlights of 2005



January Focusing resources on innovative areas of activity in Chemicals: Merck sells its Electronic Chemicals business to BASF, moving ahead with the corporate strategy of "focused diversification".

February Investing in the future: With the acquisition of Avecia of Manchester, UK, and Covion Organic Semiconductors of Frankfurt, Germany, Merck expands its research activities in the field of liquid crystals to include organic light-emitting diode (OLED) materials technology.



March A premiere at CeBIT, the world's largest information and telecommunications fair: Samsung presents the world's largest LCD television with a diagonal screen size of 82 inches (205 cm), which is made of innovative liquid crystal mixtures from Merck.

April "German Year in Japan": Through this initiative, companies and institutions present German business, science and culture to the Japanese public. Our subsidiary Merck Ltd., a successful German company in the Japanese market, co-sponsors and organizes several events.


ERBITUX

May More than 25,000 physicians attended the 41st annual meeting of the American Society of Clinical Oncology (ASCO) in Orlando, Florida: At its stand, Merck presents the latest results of clinical studies on Erbitux® (cetuximab), the first monoclonal antibody for metastatic colorectal cancer that specifically targets cancer cells.



June "innovation forum 2005": Around 3,500 employees at the Darmstadt site inform themselves first-hand about the latest developments at Merck. Employees from individual divisions and business sectors present a wide range of strategies, research results and products, using examples to explain the path from idea to success story.

July Making Merck a family-friendly company: Merck receives the basic certificate in the Career and Family Audit from the charitable Hertie Foundation. Merck intends to further help employees reconcile the demands of a career and a family in order to enhance staff loyalty and to increase employee satisfaction.



August Merck establishes its own generic drug company in the world's largest pharmaceutical market: In order to expand access to customers in the United States, Merck creates Genpharm in New York. As the world's third-largest manufacturer of generic drugs, Merck is already represented in the United States through its subsidiary Dey, a specialist in respiratory products.

September Reasons to celebrate: The results of the CIBIS III study on the treatment of chronic heart failure with Concor®COR confirm a new treatment option. Merck has been present in Mexico with a successful company for 75 years.



October New Nasivin® study delivers positive results for cold sufferers: Nasivin® is proven to shorten the duration of a cold by half and not only relieve the symptoms. In a comparative study, therapeutic efficacy was also significantly better than that of saline solution – while exhibiting the same tolerability.

November Top management change: Michael Römer, previously Vice Chairman of the Executive Board, succeeds Bernhard Scheuble as Chairman of the Executive Board. Elmar Schnee is appointed Head of the Pharmaceuticals business sector.



December New production facility in Taiwan: Merck expands its capacities in one of the most important countries for the production of liquid crystal displays. Fah-Dah Hsieh, Taiwanese Vice Minister of Economic Affairs, and Jon Baumhauer, Chairman of the Board of Management of E. Merck OHG and Merck family spokesman, attend the opening ceremony.

Paul Breddels Head of the Liquid Crystals division



"Thanks to its pioneering spirit and entrepreneurial courage, Merck has become the technology leader in liquid crystals. LCDs are likely to remain the leading display technology for the foreseeable future."

LCD televisions: Dynamic market growth

Merck is the market leader in liquid crystals, which are now also being used successfully in televisions. The market development of new products, particularly in the electronics sector, depends on a large number of factors. Who could have ever imagined the boom in mobile phones, for instance? From 2001 to 2005, their annual volume doubled to one billion. In 2005, already 30% of all LCD televisions had diagonals of 30 to 39 inches; this share will grow quickly.

Hamburg, Germany Flat-screen LCD televisions, with their captivating picture quality, have replaced bulky televisions in shop windows. In the computer monitor sector, the race has already been decided: In 2005, LCD monitors outsold cathode ray tube monitors 2:1.



Michael Wilk Head of Polyproduction in Darmstadt



"Thanks to wise investments and especially to our committed employees in production and logistics, we can meet the fast-growing demand for liquid crystals."

LCD televisions: A challenge for production

Liquid crystal production at Merck is a truly global story: We develop and produce the individual substances in many steps of synthesis in Darmstadt while manufacturing most of the customer-specific mixtures in Asia. Only in close cooperation with LC display manufacturers can the special requirements be met, depending on display size and manufacturing process.

Darmstadt, Germany Large facilities for liquid crystal production: In order to manufacture the wide diversity of substances, Merck has invested around € 250 million in a modern, organic polyproduction plant – the complete infrastructure required for operation is in place at corporate headquarters.



Hiroshi Numata Head of Liquid Crystal Research in Taiwan



"A prerequisite for our success is quickly turning our research results into products that we constantly develop further in close cooperation with our customers."

LCD televisions: The result of customer-centric research

Merck researchers have developed each new generation of liquid crystals. Achieving a contrast that is independent of the viewing angle, for example, was crucial to success in computer displays. Millisecond-fast pixel response is needed for moving pictures on televisions. To the satisfaction of many liquid crystal customers, Merck researchers have already been able to meet the chemical challenge of low molecular rotation viscosity. The triumphant advance of large flat-screen televisions began in 2005.

Kuan Yin, Taiwan Engineers Nono Chu, Tom Wu, and Allen Lee from Merck Display Technologies investigate the coating of a glass substrate for color LC displays.



Michael Römer
Chairman

Walter W. Zywottek

Jan Sombroek



Michael Becker

Elmar Schnee

The Executive Board of Merck KGaA

www.management.merck.de

MICHAEL RÖMER Born in 1946, doctorate in Chemistry from the Technical University of Darmstadt; with Merck for 28 years; Member of the Executive Board for 13 years; Chairman of the Executive Board since November 2005 ___ • Production and Operations, Purchasing and Logistics, Environment, Health and Safety, Central Process Development, Legal, Patents, Trademarks, Auditing and Corporate Communications ___ • Production in Germany

MICHAEL BECKER Born in 1948, doctorate in Law from the University of Augsburg; with Merck for seven years; Member of the Executive Board for five years ___ • Accounting and Controlling, Finance, Tax, Insurance, Business Development ___ • Europe, Middle East, Africa

ELMAR SCHNEE Born in 1959, degree in Marketing Management from the Swiss Institute for Business Administration in Zurich; with Merck for three years; Deputy Member of the Executive Board since November 2005 ___ • Pharmaceuticals business sector ___ • United States (EMD Pharmaceuticals)

JAN SOMBROEK Born in 1947, doctorate in Chemistry from the University of Cologne; with Merck for 30 years; Member of the Executive Board for eight years ___ • Human Resources, Information Services ___ • Latin America, India, Indonesia, Pakistan, Philippines, Thailand, Vietnam

WALTER W. ZYWOTTEK Born in 1947, industrial manager, with Merck for 38 years; Member of the Executive Board since September 2005; succeeded Thomas Schreckenbach in January 2006 ___ • Chemicals business sector ___ • China, Japan, South Korea, Singapore, Malaysia, Taiwan, United States (EMD Chemicals), Australia, New Zealand

• Responsible for Group-wide functions
• Responsible for individual subsidiaries in the regions

Napa (CA), USA Our subsidiary Dey is the core of our respiratory business field within the Generics division. Carol Hicks, Jacqueline Banzon and Vilma Mercado perform in-process inspections on a drug packaging line.



Business sectors and divisions

Overview of our fields of activity and key products

Pharmaceuticals business sector

ETHICALS	Oncology —— Targeted cancer therapy: Erbitux® (colorectal cancer, head and neck cancer)
	CardioMetabolic Care —— Cardiovascular: Concor® product family; Type 2 diabetes: Glucophage product family; Dyslipidemia: Niaspan®; Thyroid products: Euthyrox®
	Other therapeutic areas —— Alcohol dependency: Campral®; Hormone replacement therapy: Lutenyl®, Fem7®
GENERICS	Off-patent, affordable drugs for various therapeutic areas; Respiratory and allergy treatments: DuoNeb®, EpiPen®
CONSUMER HEALTH CARE	Vitamins, minerals, food supplements: Bion®3, Femibion®, Cebion®, Haliborange®; Cold remedies: Nasivin®, SedalMerck® Natural remedies: Seven Seas®, Kytta®, Médiflor®

Chemicals business sector

LIQUID CRYSTALS	Components (LCs, ITO glass) for liquid crystal displays (LCDs) in televisions, PC monitors, notebooks, mobile phones, etc.; organic light-emitting materials (OLEDs)
PIGMENTS	Effect pigments: Iriodin®, Colorstream®, Xirallic®, Miraval™ Timiron®, Xirona®, Ronastar®; Vapor deposition chemicals: Patinal®; Cosmetic raw materials and active ingredients: Eusolex®, RonaCare® Ectoin
LIFE SCIENCE & ANALYTICS	Products and services for the entire drug development and manufacturing process chain, e.g. for chromatography: Chromolith®, ChemDAT®, Emprove®; reagents and test kits for industry, research laboratories and environmental analysis

Merck shares

Outperforming the DAX and the MDAX

After developing well in 2004, Merck shares also performed strongly in 2005. The price of Merck shares rose by 38%, outperforming the two major German share indexes, the DAX and the MDAX, which grew by 27% and 36%, respectively. While Merck shares closed on December 30, 2004 at a price of € 50.62, their closing price in XETRA trading on December 30, 2005 was € 69.95. The market capitalization of the company at the end of the year – ten years after the initial public offering – was € 13,357 million. The average daily turnover was 261,023 shares, 21% more than in 2004.

www.investors.merck.de

Capital market rewards greater transparency Our shares benefited in the first quarter in particular from the greater transparency provided by our improved segment reporting. The capital market welcomed the reporting information now presented by division, as indicated by the increase in the share price by more than 14% to € 58.15 only a few days after publication of the full-year figures for 2004. Despite profit-taking, the share price was € 55.00 at the end of the first quarter. The disposal of the comparatively low-margin Electronic Chemicals business at the beginning of the second quarter, and above all the news about the market success of the innovative colorectal cancer therapy Erbitux®, sparked investor interest, prompting a rise in the share price to € 65.87 at the end of the second quarter. Merck shares reached their 2005 closing high of € 74.90 on August 2. This was followed by another period of profit-taking. The announcement of a cooperation agreement with Takeda at the end of the third quarter led to a recovery in the share price, with the shares closing at € 70.03 on September 30. The results of the third quarter – particularly the improved outlook for the full year and the higher profitability figures in the Liquid Crystals division – generated additional momentum in the fourth quarter. The capital market also recognized the sales development of Erbitux®. In the fourth quarter, Merck shares traded between € 66.63 and € 73.94. At the end of the year, the share price stabilized in the middle of this range.

The performance of Merck shares vs. the DAX/MDAX in 2005


160%
140%
120%
100%
80%
MDAX
DAX
Merck
Jan.
April
Juli
Oct.
160%
140%
120%
100%
80%

Share data[1]

	2005	2004
Earnings per share after tax and minority interest in €	3.45	3.47
Dividend in €	0.85	0.80
One-time bonus in €		0.20
Share price high in € (Aug. 2, 2005)	74.90	51.19
Share price low in € (Jan. 13, 2005)	48.45	32.00
Year-end share price in €	69.95	50.62
Price-earnings ratio (Dec. 30)	20.28	14.59
Theoretical number[2] of shares in millions (Dec. 30)	190.9	190.3
Actual number of shares in millions (Dec. 30)	51.2	50.6
Market capitalization[3] in € million (Dec. 30)	13,357	9,632

1) Share-price relevant figures relate to the closing price in XETRA trading on the Frankfurt Stock Exchange.

2) The calculation of the theoretical number of shares is based on the fact that the general partner's equity capital is not represented by shares. As the share capital of € 133.2 million is divided into 51.2 million shares, the corresponding calculation for the general partner's capital of € 363.2 million results in 139.7 million theoretical shares. The number of shares increased slightly due to the exercise of stock options (see page 69).

3) Based on the theoretical number of shares

Focus on long-term business success We regularly publish information about our company for the public, analysts and investors. We explain our complex business activities and the special features of our company to analysts and potential investors. This is particularly important since there are hardly any other companies that have a similar structure, with both a pharmaceutical and a chemical business. In addition, as a family-owned company, Merck puts the focus of its corporate strategy on long-term success more than others do.

We are constantly working to further enhance our financial reporting in order to achieve greater transparency. Our Web site provides private and institutional investors with simultaneous, comprehensive and up-to-date information, e.g. our enhanced online Annual Report for 2005.

Dividend increase proposed Earnings per share after tax and minority interest for fiscal 2005 were € 3.45. At our Annual General Meeting on June 30, 2006, we will propose to raise the dividend from € 0.80 in the previous year by € 0.05 to € 0.85. This corresponds to a total dividend payment of approximately € 44 million.

According to the results of a look at our shareholder structure by Thomson Financial in December 2005, which covered 56% of the shares in free float, 30% of Merck shares are held by investors in the United States, 11% in Germany, 10% in the United Kingdom and 5% in other countries.

The number of shares in free float in 2005 increased slightly to 51,246,139. The increase by 663,260 shares in 2005 was due to stock options exercised by senior executives enrolled in existing programs. The holding of the general partners remained unchanged at 139,699,997 theoretical shares; the equity share of E. Merck OHG is not represented by shares (more information on the total capital of Merck KGaA can be found on page 68).

Management Report of the Merck Group

Good sales development in all six divisions

Sustained upturn in the industrialized countries In 2005, the global economy expanded further. The dampening effect of high crude oil prices was weaker than expected due to the offsetting impact of lower interest rates and the fact that inflation remained within reasonable limits. According to the Kiel Institute for World Economics, global economic growth was 2.5% in 2005. Optimistic estimates by the International Monetary Fund even put the figure above 4%. At the same time, global trade volumes grew by 7.2%. In regional terms, there were differences: The economic boom continued despite initial signs of a slowdown in the United States, where growth amounted to 3.6%. In China, the rate of growth remained high at 9.3%. Economic development in Japan picked up again with growth of 2.3%. In the eurozone, the slight upturn continued and economic activity picked up especially in the second half of the year. For the full year, the growth rate was 1.5% with an increasing trend. The declining value of the euro was favorable especially to export-oriented countries. Growth in the new member states of the European Union was much stronger at 4.2%.

Although the German economy could not keep pace with the global economy, it benefited from a favorable global economic environment – particularly the competitive exporting industries, whose exports increased by 6.9% thanks to the decline in the value of the euro. According to calculations by the German Institute for Economic Research, the growth rate in 2005 was 1.1%, with an acceleration in the second half. Weak domestic demand and high crude oil prices curbed employment: The unemployment rate rose to 9.5%.

Sales maintained despite disposals The Merck Group benefited from the positive global economic development and maintained sales at € 5,870 million in 2005. Excluding VWR, Group sales increased by as much as 9.9%. The Laboratory Distribution business sector contributed € 582 million to total 2004 sales as the independent subsidiary VWR International until its disposal in April 2004. The Electronic Chemicals division, which was sold to BASF

Sales by business sector — 2005


€ million
8,000
6,000
4,000
2,000
01
02
03
04
05
Laboratory Distribution
Chemicals
Pharmaceuticals
Corporate and Other


76
1,900
33%
66%
3,894

Sales development by quarter

€ million	1st quarter	2nd quarter	3rd quarter	4th quarter	2005	2004
Merck Group	1,381	1,482	1,472	1,535	5,870	5,859
Pharmaceuticals	900	994	970	1,030	3,894	3,452
Chemicals	435	478	492	496	1,900	1,687
Corporate and Other	46	10	10	10	76	200

Components of growth by quarter

in %	1st quarter	2nd quarter	3rd quarter	4th quarter	2005	2004
Organic growth of the Merck Group	9.1	11.2	9.9	12.7	10.8	9.3
Pharmaceuticals organic growth	12.7	15.3	7.6	11.0	11.6	6.2
Chemicals organic growth	4.2	4.9	16.6	18.3	10.8	15.3
Currency effects (without VWR)	−1.5	0.3	1.8	4.7	1.4	−2.7
Acquisitions/disposals (without VWR)	0.0	−2.9	−2.9	−2.8	−2.2	0.1
Growth of the Merck Group (without VWR)	7.6	8.6	8.8	14.7	9.9	6.7
Merck Group growth	−23.4	8.6	8.8	14.7	0.2	−18.6

in April 2005, accounted for sales of € 200 million in 2004 and € 76 million in 2005, € 30 million of which was attributable to contract manufacturing. The impact of acquisitions was only minor in 2005. Exchange rate developments hardly had an impact on the sales of the three Pharmaceuticals and three Chemicals divisions – the Liquid Crystals division benefited most.

Seen over the full year, the development of sales was positive, which reflects both the stable framework conditions and the advantages of the Group's diversification. In comparison with the corresponding year-earlier quarters, Merck grew between 7% and 9% in the first three quarters. In the fourth quarter, we generated a 15% increase in sales, thanks primarily to very strong growth in the Liquid Crystals division.

Pharmaceuticals | Sales by division


376
10%
1,796
46%
44%
1,723
€ million
Consumer Health Care
Generics
Ethicals

Chemicals | Sales by division


822
43%
39%
739
18%
339
€ million
Life Science & Analytics
Pigments
Liquid Crystals

In 2005, the Pharmaceuticals business sector achieved a 13% increase in sales to € 3,894 million, which was due not only to the success of Erbitux®, our first oncology product. Sales in the Chemicals business sector rose by 13% to € 1,900 million. This was mainly the result of the further strong growth of liquid crystals for displays.

Asian markets gain in importance With sales of € 2,727 million and a 46% share of Group sales, Europe is the Merck Group's most important region. The 8.8% rise in sales is due to the 5.0% increase to € 803 million in France, our largest market, the 8.9% increase to € 562 million in Germany, the 7.5% increase to € 322 million in the United Kingdom and the 28% increase to € 138 million in Italy as well as double-digit growth rates in eastern Europe.

In North America, sales increased by 7.8% to € 850 million even though we sustained a decrease of 16% in Canada primarily as a result of the decline in the generic drugs business. The share of Group sales accounted for by North America fell to 15%. The development of sales in Latin America, which rose by 22% to € 464 million, was very positive. The share of Group sales accounted for by this region rose from 7% to 8%. Our largest markets Mexico and Brazil developed particularly well. In the 75th year since its establishment, our subsidiary in Mexico celebrated a 23% increase in sales to € 134 million. Our markets in Chile, Colombia and Argentina likewise saw very strong growth.

Sales in Asia, Africa and Australasia increased by 9.8% to € 1,829 million, mainly as a result of our liquid crystals business in Asia and generics business in Australia. While sales in Japan, our largest market, declined slightly following very strong growth in 2004, South Korea generated a 30% rise in sales to € 317 million, reaching nearly the level of Japan, and exceeding Taiwan. China also posted a 35% rise in sales and exceeded India for the first time. Sales in Thailand and the Philippines increased by 12% and 14%, respectively. In Africa, sales rose by 14% to € 98 million while growing by 10% in Australia to € 355 million. Sales in this region accounted for 31% of Group sales.

Merck Group | Sales by region 2005


€ million
8,000
6,000
4,000
2,000
01
02
03
04
05
Asia, Africa, Australasia
Latin America
North America
Europe


1,829
31%
46%
2,727
8%
464
15%
850

Results of operations

Operating result of continuing operations increases by 17%

The operating result of the Merck Group was € 883 million in 2005, 14% more than in 2004. The previous year's figure still included a contribution of € 21 million from the Laboratory Distribution business sector (VWR International), which was sold in April 2004. Taking into account only continuing operations, the operating result rose by € 128 million, or 17%, over 2004. € 66 million of this increase was due to the fact that we no longer amortize goodwill. Adjusted for currency effects as well as acquisitions and other disposals, growth amounted to 18%. Return on sales (ROS) increased from 14.1% to 15.0% in 2005. Return on capital employed (ROCE) also rose from 17.4% to 20.5%. Due to changes in International Reporting Standards (IFRS), we restructured our balance sheet. In this connection, the definitions of individual items in the balance sheet have also changed. This had an impact on asset-based key figures such as ROCE. We therefore adjusted the previous year's figures accordingly.

Chemicals business sector again more profitable than Pharmaceuticals The Pharmaceuticals business sector achieved an operating result of € 454 million in 2005. This was 16% more than in the previous year. Return on sales increased from 11.3% to 11.7% and return on capital employed rose from 15.9% to 19.0%. All the divisions contributed to the positive development. The 22% increase in the operating result of the Ethicals division to € 167 million was particularly strong and was influenced by several factors: It included an upfront payment of € 60 million, which Merck received pursuant to an agreement with Takeda Pharmaceuticals, Japan, to co-develop and co-market matuzumab (EMD 72000). In addition, we received around € 10 million from Organon for the outlicensing of the oral contraceptive EMM 310066. The financial statements for 2004 included similar income from the outlicensing of Campral® and the 5HT2A antagonist EMD 281014 amounting to € 27 million and € 23 million, respectively. While contributions to the operating result were higher, thanks especially due to the sales growth of Erbitux®, research and development expenses increased. The absence of goodwill amortization

Operating result by business sector


€ million
1,000
750
500
250
01 02 03 04 05
Laboratory Distribution
Chemicals
Pharmaceuticals
Corporate and Other

Key figures of the Merck Group

	Operating result € million	Exceptional items € million	EBIT € million	EBITDA € million	ROS %	ROCE %
Pharmaceuticals	454	–	454	581	11.7	19.0
Chemicals	492	–10	482	625	25.9	27.2
Corporate and Other	–63	82	19	39	–	–
Merck Group	883	72	956	1,245	15.0	20.5

EBIT = Earnings before interest and tax
EBITDA = EBIT before depreciation and amortization
ROS = Return on sales = Operating result/Sales
ROCE = Return on capital employed = Operating result/Average operating assets

increased the operating result by € 23 million. The Generics division increased its operating result by 11% from € 214 million to € 238 million, with the absence of goodwill amortization also positively impacting the operating result by € 23 million. The increase in the operating result reflected the good development of our U.S. subsidiary Dey and its high-margin respiratory product DuoNeb® and the allergy product EpiPen®. The operating result of the Consumer Health Care division was € 50 million – the absence of goodwill amortization in 2004 had a positive impact of € 12 million in the year-on-year comparison.

The operating result of the Chemicals business sector totaled € 492 million. This corresponds to an increase of 17% over 2004. Return on sales (ROS) increased from 24.9% to 25.9%. Return on capital employed (ROCE) rose from 24.5% to 27.2%.

This development is due mainly to the success in liquid crystals: The Liquid Crystals division generated an operating result of € 346 million, corresponding to an increase of 16%. The performance of the Life Science & Analytics division was also excellent; the operating result surged by 41% to € 102 million. Here, the fact that we no longer amortize goodwill accounted for € 6 million of the € 30 million increase. The operating result of the Pigments division declined by 9.2% to € 44 million.

Aside from corporate overheads, which cannot be allocated to the divisions on a cost-causative basis, the segment Corporate and Other also includes taxes on income as well as exceptional income and expenses. Following the sale of our Electronic Chemicals division, we reclassified the operating result of this division, which was previously

Pharmaceuticals | Operating result by division


50
11%
37%
167
238
52%
€ million
Consumer Health Care
Generics
Ethicals

Chemicals | Operating result by division


102
21%
70%
346
44
9%
€ million
Life Science & Analytics
Pigments
Liquid Crystals

reported under the Chemicals business sector, to the segment Corporate and Other for 2005 and 2004. This segment also includes income and expenses from ongoing contract manufacturing business.

Under "Exceptional items" we recorded the gain of € 139 million on the disposal of the Electronic Chemicals business. We released a provision set up in previous years for risks from the vitamins business due to potential claims for damages for unmet purchase commitments within the scope of a joint venture. This generated income of € 21 million. In 2005, provisions were set up for potential claims for damages from a pricing case involving our U.S. subsidiary Dey and for the associated costs of the proceedings. Together with ongoing legal costs, these expenses amount to € 68 million. In addition, exceptional items include € 10 million to settle a dispute with a customer of the former Electronic Chemicals division. A further € 10 million are included in exceptional items for impairment losses and restructuring charges in connection with the acquisition of Covion.

Excellent financial result once again The financial result, which shows net expenditure, improved further in 2005. This is a reflection of the excellent financial position of Merck, which has resulted from the disposals made in the past two years as well as good business performance. The interest on pension provisions is the major component of this item.

Profit after tax again impacted by exceptional items With profit after tax of € 673 million, we exceeded the excellent result of 2004. The tax rate was 24.7% compared with 30.1% in 2004. Excluding exceptional items in both 2004 and 2005, profit after tax increased sharply by 25%. The tax rate before exceptional items was 28.6% compared with 32.4% in 2004.

Dividend proposal We intend to propose to the Annual General Meeting on June 30, 2006 the payment of a dividend of € 0.85 per share.

Merck Group | Profit before and after tax


€ million
1,200
900
600
300
01
02
03
04
05
Profit after tax
Profit before tax

Financial position

A stronger balance sheet

In 2005, free cash flow amounted to € 657 million (please see page 78 for a definition of free cash flow). In 2004, it reached a record level of € 1,889 million, mainly as a result of the proceeds from the disposal of the Laboratory Distribution business sector. Owing to the new structure of the balance sheet, we adjusted this 2004 figure slightly in this year's report. Adjusted for acquisitions and disposals, free cash flow was € 479 million in 2005, compared with € 426 million in 2004. Both business sectors, Pharmaceuticals and Chemicals, contributed equally to this high level of cash flow. Cash flow from operating activities also includes cash inflows of € 70 million in connection with upfront payments.

Higher investments in liquid crystals business in Asia In 2005, we increased our capital spending on property, plant and equipment over the previous year by € 36 million to € 268 million. This figure had declined continuously over the past three years as we concluded several major projects. This gives the Merck Group an investment ratio of 4.6%, based on adjusted sales. Around one half was attributable to large-scale projects with costs in excess of € 0.5 million; the other half related to a large number of smaller investments around the world – Merck is represented in 24 countries via 53 production sites.

More than half of total spending was again attributable to Europe, where the focus – at € 125 million – was on the expansion and new construction of plants at the two largest production sites, Darmstadt and Gernsheim. North America and Latin America, where capital expenditure on property, plant and equipment amounted to € 21 million and € 13 million, respectively, accounted for only a small proportion of total capital spending. We increased our capital spending in Asia by over 50% to € 54 million. The spending focused on South Korea and Taiwan, mainly in order to provide our customers in the local display industry quickly and flexibly with increasing volumes of liquid crystal mixtures.

The Pharmaceuticals business sector invested € 104 million worldwide. More than half of this figure was attributable to the Ethicals division, which invested € 25 million in the modernization of the production facilities in Darmstadt. We expanded Glucophage® production capacities in Semoy, France and constructed a facility for the production

Free cash flow


€ million
2,000
1,500
1,000
500
01
02
03
04
05

Capital spending on property, plant and equipment


€ million
500
375
250
125
01
02
03
04
05
Laboratory Distribution
Chemicals
Pharmaceuticals

of Cyanokit®, an effective cyanide poisoning antidote. The growing Generics division invested € 38 million, € 5 million of which was used to expand capacities for oncology products at our subsidiary Genpharm.

The Chemicals business sector accounted for € 159 million of global capital expenditure on property, plant and equipment. As in previous years, the focus was on modernizing the production of organic chemicals in Darmstadt, which enabled us in particular to prepare for the growing demand for liquid crystals used in large LCD televisions in the coming years. Overall, the Liquid Crystals division invested the largest amount worldwide, or € 93 million, more than half of which was attributable to Darmstadt. This sum also includes investments in plants for the production of customer-specific mixtures for different types of flat panels in Taiwan and South Korea as well as in a new warehouse in Atsugi, Japan. We are investing a total of € 26 million in a new Liquid Crystal Center in Kuan Yin, Taiwan, which was inaugurated in December 2005. Additional investments are being made in a production unit for special color filters used in displays. The Life Science & Analytics division focused its capital spending on headquarters in Darmstadt, where more than half of the € 39 million investment went towards numerous small projects aimed at modernizing production. The Pigments division invested € 28 million in production units for effect pigments.

Sharp rise in total assets Owing to the changes under International Financial Reporting Standards (IFRS), we have adapted the previous structure of our balance sheet. Apart from the classification of current and non-current assets and liabilities, the definitions of individual balance sheet items such as financial liabilities, provisions and trade accounts payable have changed. In addition, we have applied the new standard IAS 19 (Employee Benefits) for the first time. Accordingly, actuarial gains and losses in respect of pension obligations are recognized in equity as soon as they are incurred. The previous year's figures have been comparably stated.

Since December 31, 2004, total assets have increased by € 1,527 million to € 7,281 million. Aside from the increase in working capital, cash and cash equivalents also rose considerably. This is due to the good business performance and the high operating cash flow of the divisions, as well as to the proceeds from the disposal of the Electronic Chemicals division. By issuing a bond in November 2005 and extending one of our syndicated loans in May with terms of seven years each, we have strengthened our liquidity reserves. This gives us a high degree of flexibility and makes us relatively independent of developments in the financial markets. At the end of 2005, cash and cash equivalents again exceeded financial liabilities. The net amount, i.e. cash and cash equivalents – including marketable securities and current financial assets – less financial liabilities, totaled € 531 million, € 473 million more than in 2004.

The equity ratio was 45.7% compared with 48.7% on December 31, 2004. Taking pension provisions into account, gearing (ratio of financial liabilities and pension provisions to net equity) was 0.21 on the balance sheet date. The comparably stated value for 2004 was 0.36.

Overall, the financial and earnings position of the Merck Group in 2005 developed positively once again. Further details can be found in the consolidated financial statements starting on page 73.

Post-balance sheet events

Acquisition of Survac completed

On January 6, 2006, Merck completed the acquisition of the Danish biotechnology company Survac for a price of € 11 million. This move will help us to strengthen our research activities in the field of cancer vaccines within our Commercial Unit Oncology.

Cross-divisional functions

International integration underway

www.innovation.merck.de

Research and development strengthened In 2005, we invested a total of € 713 million, in research and development, 19 % more than in 2004. At € 579 million or 81 %, the share of total R&D spending by the Merck Group attributable to the Pharmaceuticals business sector was slightly less than in the previous year. R&D intensity, or R&D as a percentage of sales, was 15 % in the Pharmaceuticals business sector. In the Ethicals division, which is particularly research-intensive, this figure was as high as 26 % – with spending of € 442 million, corresponding to an increase of 16 %. Oncology research accounted for most of that increase. Research and development spending rose by 29 % to € 132 million in the Chemicals business sector, where the Liquid Crystals division was an area of emphasis.

Around one half of all research spending was attributable to research and development activities at headquarters in Darmstadt, Germany. The Darmstadt site is home to our central facilities, such as our chemical analysis activities, the entire infrastructure for preclinical and clinical development, as well as many other departments necessary for drug research, including Regulatory Affairs and Patents. Other major pharmaceutical competence centers are located in Chilly-Mazarin (France), Mollet de Vallès near Barce-

Research and development by business sector 2005


€ million
800
600
400
200
01
02
03
04
05
Chemicals
Pharmaceuticals


132
19%
81%
579

lona (Spain), Potters Bar (United Kingdom), Napa, California and Billerica, Massachusetts (United States). The most important chemical research sites, besides Darmstadt, are located in Atsugi and Onahama (Japan), Poseung (South Korea), Frankfurt and Mainz (Germany), Southampton (United Kingdom), and Madison, Wisconsin (United States). More information on the research and development activities of the individual divisions can be found starting on page 35.

Strategic purchasing secures raw material supplies and cost advantages A total of 26 strategic purchasing projects enabled us to achieve cost savings of around € 68 million in 2005. Over 90% of these savings benefited the Pharmaceuticals business sector.

We lowered the purchasing costs of production material for Darmstadt and Gernsheim, our largest production sites, by € 25 million, or around 7%, in comparison with the previous year. One of the ways in which we realized these savings was by making purchases in China, where we established a presence in January 2005 by opening our own office in Shanghai. We have identified 120 raw materials with an annual purchasing volume of around € 120 million that we can purchase much more favorably there, provided that potential suppliers can successfully meet our qualification process requirements. In 2005, initial savings of around € 14 million were made in respect of new contracts relating mainly to purchases for the Chemicals divisions.

For the coming years, we expect our purchases in China to experience dynamic growth. In 2006 alone, the value of purchases will be more than twice that of 2005. Expanding our supplier base in China and India is necessary not only for cost reasons, but also to secure supply.

Cash management centralized Since 2005, Merck in Darmstadt has assumed the role of an in-house bank for the Merck Group and offers subsidiaries the services of an external bank. The advantages range from internal clearing and settlement of intercompany payments, an improved interest result up to centralized and minimized currency risks (see also Risk report on page 62). In addition, payment transaction fees are reduced and liquidity shortages of one company can be offset by liquidity surpluses of another. Following a pilot phase in 2004, we began the central processing of intercompany payments with 121 companies in 42 countries in May 2005.

Darmstadt, Germany Team spirit in global networks: Norio Saito from Japan, Fiona Walkley from the United Kingdom, Jozsef Andras Szalai from Hungary, Olga Lucia Cadena from Colombia, Vivek Kumar from the United States and Tish Aligada from the Philippines took part in the International Management Program in 2005.



Responsibility for employees, the environment and the community

Challenging and promoting people

www.responsibility.merck.de

The Merck Group has a presence in 54 countries through 168 companies and manufactures products at 53 sites in 24 countries. The decline in the number of companies in 2005 was due to the sale of our Electronic Chemicals business. In appreciation of their contribution to Merck's success, we would like to wish the 600 employees a successful future with BASF. Since we increased the number of employees in other business areas, the global headcount on December 31, 2005 rose slightly to 29,133.

Workforce increases in Europe and Latin America Good business developments, the newly commissioned liquid crystals production plant in Darmstadt and the market launch of our new oncology drug in many countries were the main reasons why we hired new staff. Regionally, we recorded the highest absolute increase in Europe with 576 new employees. In Germany alone, 373 new positions were created. We now have 9,463 employees in Germany - including around 500 vocational trainees, who are helping to secure our future. Company headquarters in Darmstadt manages all divisions and provides key central services. Significant headcount declines within Europe only took place in France, where we are phasing out pharmaceutical production in Lyon-Lacassagne by mid-2006, as announced in 2004. A social plan, which exceeds the statutory and collectively agreed requirements, is softening the impact of this measure. While we had to reduce the workforce in the United States because of the currently limited pharmaceutical business, we created 173 new positions in Latin America, particularly in Brazil, Peru and Colombia. The lower number of employees in Asia, Africa and Australasia is due to the sale of our Electronic Chemicals business.

In terms of function, 12% of employees work in research and development, 28% in production, 31% in marketing and sales; the remainder work in various central administrative functions, such as IT, human resources, accounting and business development.

Number of employees as of December 31, 2005


6,188
21%
3,504
12%
2,745
10%
57%
16,696
Asia, Africa, Australasia
Latin America
North America
Europe

Responsibility as an element of our corporate culture At Merck, treating employees responsibly means offering an attractive working environment, good advancement opportunities, excellent social benefits and a high level of investment in continuing education at all levels. Reconciling the demands of a career and a family is a good example: In 2005, Merck received basic certification confirming the company's status as a family-friendly company from the charitable Hertie Foundation. Apart from offering part-time jobs, this also includes childcare possibilities and much more.

Developing employees at all levels Identifying and promoting talented employees is a key to our economic success. In a company that is becoming more and more global, this calls for a uniform process: We promote talented employees in a targeted and individualized way in order to prepare them for management positions. Promoting senior managers is another personnel development objective. The "Merck Leadership Compass", which was introduced in 2004, serves as a guideline that defines a good management style in alignment with our corporate culture and is applicable to the entire Merck Group. Standard principles for setting targets, evaluating performance and rewarding it are essential components of employee management and development. In addition, competences such as teamwork, customer and supplier focus, strategic orientation, results orientation and change and innovation are a prerequisite. In the future, similar competences are to be systematically further developed not only among senior managers, but at all levels of the hierarchy – and well beyond the advanced training measures currently offered.

Global Compact signed On the initiative of the "Corporate Responsibility Committee", an interdisciplinary body formed in 2004 and composed of members from all areas of the company, Merck joined the United Nations Global Compact in 2005. As a signatory to the Global Compact, we commit ourselves to ten principles of ethically responsible behavior (labor standards, human rights, the environment and anticorruption) and demonstrate this clearly to employees, business partners, customers and the public. The Code of Conduct, which is binding on all Group employees, was reissued in 2005, translated into 12 languages and distributed to all employees. Entitled "To do what is right," it illustrates concrete behaviors.

Environmental protection and safety geared to international regulation As in the previous year, spending on environmental protection, health and safety amounted to around € 98 million in 2005. The reform of EU chemicals legislation (REACH – Registration, Evaluation, and Authorization of Chemicals) was again an important topic for Merck in 2005: Together with associations, we advocate the EU-wide implementation of a more efficient and practical REACH system that keeps competitive distortions to a minimum. In November 2005, the European Parliament passed the improved registration process by a clear majority. Another international regulation that is to be implemented in the EU by 2008 in close alignment with REACH is the Globally Harmonized System of Classification and Labelling of Chemicals (GHS), which was adopted by the United Nations in 2003. In order to improve occupational health and to facilitate the sale and purchase of chemicals, national regulations on classifying and labelling substances, transport law as well as safety data sheets are to be harmonized worldwide. In the course of preparing for REACH and GHS, we adapted our organizational structure. All regulatory requirements throughout the entire life cycle of a substance, i.e. from development to disposal, are now the focus of a single organizational unit.

For the first trading period from 2005 to 2007 of European CO_2 emissions trading, our major production sites in Darmstadt and Gernsheim were allocated 421,545 certificates in recognition of the reduction in emissions achieved in the previous years. Due to the reduction in CO_2 emissions in our own power plant in Darmstadt, we sold around 40,000 certificates in 2005. As part of ISO 14001 certification of our environmental management systems, the Darmstadt and Gernsheim sites were reaudited in November 2005. No deviations from the international standard were ascertained.

Value added remains virtually constant Value added is a measure of the economic strength of a company and indicates how the corporate result is generated and for what it is used. Our corporate result, i.e. the sum of sales, other income and financial income, amounted to € 6,298 million in 2005. After deducting the cost of materials, other purchased services and depreciation, the net value added statement shows net value added of € 2,568 million, 1.7% less than in the previous year

The distribution of net value added shows that the majority, or 62%, of net value added went towards personnel expenses, i.e. salaries, social security contributions and pension expenses. This was approximately four percentage points more than in 2004. Taxes accounted for nearly 9% while net income was responsible for an especially large share, or 26%, of distributed value added in 2005. This was the result of the exceptional income from the disposal of the Electronic Chemicals business and various licensing deals in the Pharmaceuticals business sector.

Net value added statement

€ million	2005	2004
Sales	5,870	5,859
Other income	396	598
Financial income	31	17
Corporate result	6,298	6,474
Cost of materials	-1,601	-1,849
Other purchased services/ expenses	-1,839	-1,636
Gross value added	2,858	2,989
Depreciation and write-downs	-290	-375
Net value added	2,568	2,614

Distribution of net value added

€ million	2005	2004
Personnel expenses	1,581	1,554
Financial expenses	94	99
Taxes on income	221	289
Net income	673	672
Net value added	2,568	2,614

Elmar Schnee on the Pharmaceuticals business sector

"As the following reports on our three divisions indicate, the Pharmaceuticals business sector can be proud of its accomplishments in 2005. Merck made important contributions to progress in the battle against cancer through its own research and successful alliances: In 2004 and 2005, we successfully launched the monoclonal antibody Erbitux® for the treatment of metastatic colorectal cancer worldwide. This first global launch was a major step for us in the growth market of oncology. The development of additional oncology products in the coming year presents us with new challenges.

In all three divisions, we are investing in products that offer growth potential for Merck: in the Ethicals division these include, apart from additional oncology compounds, sarizotan, a new therapeutic option to suppress the uncontrolled movements (dyskinesia) that can occur in patients undergoing therapy for Parkinson's disease. In the Generics division, we are focusing on innovative and often patent-protected, affordable dosage forms that offer patients clear benefits and differentiate us from the competition. We are also expanding our portfolio in the Consumer Health Care division, where our aim is to successfully position our brands among consumers. And we're utilizing synergies in research and marketing across the divisions to improve our efficiency and costs.

In order to further expand our pharmaceutical business and to optimize our portfolio, we are entering into research and marketing alliances, for example by in-licensing products. At the same time, we are also successfully exploiting our own strengths: Through our program to capitalize on intellectual property that we are not utilizing ourselves, we market the know-how and discoveries made by our researchers in areas outside our core businesses and then make use of the royalties."

Elmar Schnee, Deputy Member of the Executive Board since November 2005, is responsible for the Pharmaceuticals business sector. He holds a degree in Marketing Management from the Swiss Institute for Business Administration in Zurich. After working in various management positions in the pharmaceutical industry, including positions at Sanofi-Synthélabo and UCB Pharma – he joined our French subsidiary Merck Santé as President in 2003. In 2004, he was additionally assigned responsibility for the global commercial operations of the Ethicals division and was appointed Head of this division in 2005.

Darmstadt, Germany Working closely with colleagues around the world, Elmar Schnee develops new concepts to transform Merck innovations into new products. One of this pharmaceutical expert's ambitions is to strengthen the entrepreneurial spirit of his team.



Pharmaceuticals business sector

Successful in all three divisions

Growth in the international pharmaceutical market slows down According to data from the market research firm IMS Health and adjusted for currency effects, pharmaceutical sales in the key countries of the global pharmaceutical market grew by around 5% in 2005, falling significantly short of the 7% growth in the previous year. The United States accounted for more than half the sales generated by the 13 largest pharmaceutical markets, which totaled U.S. $ 366 billion. Sales in the five major pharmaceutical markets of Europe grew by only 3% as a result of cost-containment measures. The markets of Germany and Spain showed above-average growth of 7% and 6%, respectively, while sales in Italy and the United Kingdom declined. The increase in Germany was due to the fact that health care reforms introduced in 2004 led to strong cutbacks in the drugs sector. For the first time in years, Japan – the second-largest pharmaceutical market after the United States – recorded an increase of 6% to U.S. $ 61 billion. At 21%, the countries of Latin America saw the strongest growth.

www.pharmaceuticals.merck.de

Double-digit sales growth thanks to success in Europe Sales in our Pharmaceuticals business sector increased by a strong 13% in 2005. The operating result surged by 16% (see Results of operations on page 21/22). In Europe, our largest region, sales increased significantly by 14% to € 2,153 million. We were very successful in large markets such as our home market of Germany, where sales grew by 18%, in France – our largest market – (+ 7.5%), the United Kingdom (+11%), Spain (+11%) and the Benelux countries (+14%). The sales growth achieved in smaller markets was also impressive: in Italy +51%, in Sweden +21% and in Poland +28%. Sales in North America increased by 7.7% to € 594 million. While sales by our Canadian subsidiary Genpharm declined, we recorded a 16% increase in sales in the United States thanks to our subsidiary Dey, which generated sales growth of 38%. Business in Latin America improved significantly again: sales increased by 24% to € 347 million. Sales in Asia, Africa and Australasia grew by 10% to € 800 million thanks to good developments in Australia, South Africa and Japan.

Pharmaceuticals | Key figures

€ million	2005	2004	Change in %
Sales	3,894	3,452	13
Gross margin	2,426	2,106	15
R & D	579	491	18
Operating result	454	391	16
Exceptional items	0	22	–
Free cash flow	406	398	2.0
ROS in %	11.7	11.3	
ROCE in %	19.0	15.9	

Sales by region



€ million
4,000
3,000
2,000
1,000
Asia, Africa, Australasia
Latin America
North America
Europe
01
02
03
04
05

ETHICALS

Substantial improvement in operating result

The Ethicals division comprises our range of branded and largely prescription drugs. We focus particularly on the therapeutic areas of cancer (Commercial Unit Oncology) as well as cardiovascular diseases, diabetes, lipid and thyroid disorders (Commercial Unit Cardio-Metabolic Care). In 2005, sales by the Ethicals division increased by 15% to € 1,723 million. The new cancer drug Erbitux® and the bisoprolol group were the main growth drivers. Both our research spending as well as marketing and selling expenses increased. The operating result of the Ethicals division increased by 22% to € 167 million. The sharp rise was due not only to good business developments, but also to special factors. These included the upfront payments from Organon for the contraceptive EMM 310066 and from Takeda for matuzumab as well as the absence of goodwill amortization. The sharp decline in free cash flow was attributable to a baseline effect: We sold our interest in the BioMer joint venture in the previous year. The excellent development of Erbitux® sales contributed significantly to the increase in return on sales (ROS). The rise in ROCE resulted from the sharp increase in the operating result along with a slight decrease in average operating assets.

Business in Europe benefits from the success of Erbitux® The Ethicals division generated 68% of its sales in Europe. Sales rose markedly by 15% to € 1,174 million in 2005. Erbitux® sales were particularly strong, with 90% coming from European countries. With double-digit growth rates in Germany, Italy, Spain, the United Kingdom and Portugal, and an 8.5% increase in sales in France, our largest market, our growth clearly exceeded that of the corresponding markets. Sales in North America were again low since most of the drugs offered by the Ethicals division, including Erbitux®, are not marketed there. We achieved good growth in all countries of Latin America, where sales increased by 26% to € 258 million. We were especially successful in the three major markets of Mexico, Brazil and Chile, which profited mainly from Erbitux® as well as from the Glucophage® family of antidiabetic agents. In the region Asia, Africa and Australasia sales rose by 13% – attributable in particular to increases in South Africa and Australia as well as the Philippines, South Korea and India.

Ethicals | Key figures

€ million	2005	2004	Change in %
Sales	1,723	1,504	15
Gross margin	1,283	1,114	15
R & D	442	381	16
Operating result	167	137	22
Exceptional items	–	30	–
Free cash flow	118	297	–60
ROS in %	9.7	9.1	
ROCE in %	14.9	11.1	

Sales by region

€ million

- Asia, Africa, Australasia
- Latin America
- North America
- Europe


259
15%
258
15%
68%
1,174
32
(2%)

Essen, Germany Oncologists Hansjochen Wilke and Jens-Albrecht Koch discuss computed tomography images of a tumor. Targeted therapies expand the possibilities of helping patients.



Commercial Unit Oncology: Erbitux® successfully launched worldwide

www.erbitux.com

The strong acceptance of Erbitux® (cetuximab) among physicians and patients was responsible for an increase in 2005 sales to € 218 million, which exceeded our expectations. The steady increases from € 42 million in the first quarter to € 52 million in the second quarter, € 59 million in the third quarter and finally to € 65 million in the fourth quarter are evidence of Merck's successful entry into the therapeutic area of oncology. Erbitux® represents a major advance in the battle against colorectal cancer, for which sufficient treatment options are currently lacking.

In Spain and Italy, Erbitux® was the winner of the 2005 Galien Prize, which distinguishes therapeutic innovations. As a targeted therapy, Erbitux® has a high specificity for cancerous cells, and so can provide additional patient benefit with minimal side effects when combined with chemotherapeutic agents. Erbitux® is the first and only approved IgG1 monoclonal antibody that specifically blocks the epidermal growth factor receptor (EGFR). EGF receptors are found on the surface of cells and are involved in cell growth and division when stimulated by growth factors. EGFR expression is often associated with poor prognosis in many solid tumors, including colorectal cancer, squamous cell carcinoma of the head and neck, and non-small-cell lung cancer.

According to sales data from IMS Health, Erbitux® was the most successful new drug in the European pharmaceutical market in 2005. As a market segment, oncology is showing very strong growth: forecasts predict that the oncology market will nearly double in size from U.S. $ 24 billion to U.S. $ 41 billion between 2004 and 2008. Market researchers expect monoclonal antibodies for use in oncology to achieve average annual growth of 18% by 2010.

As of January 2006 Erbitux® had already been approved in 49 countries for combination therapy with the chemotherapeutic agent irinotecan in patients with metastatic colorectal cancer who no longer respond to standard chemotherapy with irinotecan. In 14 of these countries, Erbitux® is also approved as monotherapy for metastatic colorectal cancer. Merck licensed the marketing and development rights to Erbitux® outside of the United States and Canada from ImClone in 1998. In Japan, Merck, ImClone and Bristol-Myers Squibb hold co-exclusive marketing rights.

Oral chemotherapy treatment expands oncology portfolio In order to broaden the product portfolio for our pharmaceutical sales force, we acquired the rights to the drug UFT® (tegafur-uracil) from the Japanese company Taiho Pharmaceutical for the treatment of colorectal cancer. Taiho manufactures the product, which is already approved in about 60 countries, and holds the rights in Japan, South Korea, Taiwan, Malaysia and Singapore. We generated initial sales of the product in Denmark, followed by France, Germany, the Netherlands and Portugal in November. UFT® is an oral chemotherapy agent that is used in combination with folinic acid (FA) for first-line treatment of patients with metastatic colorectal cancer.

Commercial Unit CardioMetabolic Care: Established products offer new therapeutic approaches

www.cardiometaboliccare.merck.de

The Commercial Unit CardioMetabolic Care consists of our drugs for the treatment of diabetes, cardiovascular diseases, lipid and thyroid disorders. From both a medical and a marketing perspective, there are many advantages to combining these activities. In recent years, the understanding of the interrelations that exist between hypertension, diabetes, dyslipidemia and thyroid disorders has improved significantly. Physicians can therefore treat the often complex symptoms more effectively by adopting a holistic approach. The use of integrated therapies can considerably lower the risk of concomitant diseases and complications. For example, many patients with type 2 diabetes suffer from obesity, elevated cholesterol levels and hypertension.

www.cardiovascular.merck.de

CIBIS III study confirms new treatment option for chronic heart failure In 2005, total sales of bisoprolol, the active ingredient of our beta-blocker Concor®, increased sharply by 14% to € 331 million, making the bisoprolol product group our strongest selling range once again. Sales of our branded products of the Concor® family developed very positively, increasing by 17%. The increase in sales was due mainly to the more advanced products. Sales of the low-dose combination product Lodoz® for treating hypertension rose by 17%, while sales of Concor®COR, used to treat chronic heart failure, grew by an impressive 44%. New scientific findings on the treatment of chronic heart failure resulted from the successful conclusion of the CIBIS III study. So far, treatment was usually initiated with an ACE inhibitor, followed by a beta-blocker in a second stage. CIBIS III showed that therapy can be just as safe and effective when beginning treatment with Concor®COR. In addition, the use of the beta-blocker Concor®COR in the early treatment phase can be advantageous, as the study showed a more favorable survival trend in the first year of treatment compared with a conventional therapy regimen.

www.diabetes.merck.de

Global guideline recommends metformin In 2005, the International Diabetes Federation (IDF) published the first ever evidence-based global guideline for the management of type 2 diabetes. It recommends initiating oral therapy with metformin and refers to it as "the drug of choice for first-line therapy." More than six million patients in over 100 countries are benefiting from our oral antidiabetic agents based on metformin. In line with our expectations, sales generated by the metformin group of products declined by a total of 7.5% to € 253 million as generic competition has meanwhile taken hold in nearly all markets. Sales growth for more advanced products of the Glucophage® family such as Glucovance® (combination of metformin and glibenclamide) as well as Glucophage® XR (once-daily formulation) countered the negative trend. Glucovance® achieved a 40% increase in sales. It has now been launched in more than 60 countries and is particularly successful in Latin America. We additionally launched Glucophage® XR in the United Kingdom in early 2005.

www.dyslipidemia.merck.de

HDL-raiser Niaspan® launched in additional countries Our nicotinic acid drug Niaspan® for the treatment of lipid disorders is now available in ten European countries, including the major markets of Germany and the United Kingdom, and 11 other countries. Preparations were well underway in 2005 for the January 2006 launch of Niaspan® in France. Compared to lipid modulators, e.g. statins, which target "bad" LDL cholesterol, what makes Niaspan® special is its ability to increase in particular "good" HDL cholesterol. While experts are very positive about the effect, physicians in private practice still need to be made aware of the crucial role played by HDL. Sales increased to € 4.7 million in 2005. New results from the ARBITER 3 study support our argumentation: They show that the progression of atherosclerosis, which is the main cause of stroke and myocardial infarction, can be halted with a combination of a statin and Niaspan®.

www.thyroid.merck.de

Strong growth of thyroid products sustained Merck is one of the world's top three companies in the thyroid drugs market. In Europe and Latin America, we are number one. Our products were once again very successful in 2005: Sales grew by 15% to € 113 million. Sales of the thyroid hormone Euthyrox® (active ingredient: levothyroxine) grew by 17% to € 91 million. Around seven million patients with hypothyroidism take Euthyrox®. Hypothyroidism has been recognized as an independent risk factor for cardiovascular diseases and is therefore an important element of our Commercial Unit CardioMetabolic Care.

www.womenshealth.merck.de

Portfolio supplemented by additional indications Our Women's Health business is managed by our subsidiary Théramex of Monaco. In 2005, Theramex transferred the global development and marketing rights for EMM 310066, an innovative oral contraceptive, to Organon in exchange for an upfront payment of € 10 million. Further potential milestone payments will depend on future product sales. Théramex has retained marketing and distribution rights in certain countries. The market environment for products to treat menopausal problems remained difficult in 2005 due to the impact of new publications of studies questioning the use of hormone replacement therapy. At € 92 million, the decline in sales was smaller than expected. In France – our most important market – we increased our market share to 28%.

We have a presence in the U.S. market with niche products such as the alcohol-dependency treatment Campral® and Cyanokit®, an emergency kit to treat cyanide poisoning. We recorded a 20% increase in sales of Campral® to € 34 million. This product was launched in the United States in early 2005 by our licensee Forest. The active ingredient is manufactured and supplied by Merck. Cyanokit® is already approved in France. With a view to homeland security measures, the United States Food and Drug Administration has shown significant interest in our development plan to obtain U.S. marketing approval.

Research: Strengthened by partnerships and acquisitions

In 2005, research spending in the Ethicals division increased by 16% to € 442 million. This again corresponds to 26% of the division's sales and is well above the global average among research-based pharmaceutical companies. We are focusing on drugs for which there is a high unmet medical need, for example in Oncology and CardioMetabolic Care, which includes treatments for diabetes and cardiovascular diseases. Our research and development pipeline includes nine compounds in various phases of clinical development.

Targeted cancer therapies close a therapeutic gap Oncology research has made great strides in the fight against cancer in recent years. The focus at both Merck and our U.S. subsidiary EMD Pharmaceuticals is on the development of new therapies that specifically attack cancer cells. In cooperation with external partners, Merck is aiming to prolong the survival time of cancer patients and improve their quality of life with this targeted approach.

www.oncology.merck.de

We currently have six oncology compounds in clinical development. In order to expand our drug pipeline with innovative, targeted cancer therapies, we acquired the Danish biotech company Survac in November 2005; the transaction closed in January 2006. Survac has research and production expertise in the field of peptide-based cancer vaccines.

Swissmedic approves new indication for Erbitux® In view of the encouraging body of evidence supporting efficacy, Merck is working to expand the range of approved indications for Erbitux®. In August, Merck submitted an application to the European Medicines Evaluation Agency (EMEA) and to Swissmedic to expand the use of the targeted cancer therapy Erbitux® to include the treatment of squamous cell carcinoma of the head and neck (SCCHN), which is the sixth most frequently occurring cancer worldwide. The proposed new indication is for the use of Erbitux® in combination with radiotherapy in patients with locally advanced disease and also as a single agent in patients with recurrent and/or metastatic disease where prior chemotherapy has failed. In December 2005, Merck received approval from Swissmedic. Erbitux® is now approved for use in combination with radiotherapy for locally advanced squamous cell carcinoma of the head and neck (SCCHN).

We are conducting phase II and phase III clinical trials of Erbitux® as a first- and second-line treatment for metastatic colorectal cancer using various therapeutic regimens. Approximately 5,000 patients are participating in these studies. Studies focusing on other forms of cancer are also underway in non-small-cell lung cancer, early-stage colorectal cancer as well as pancreatic, rectal and gastric cancers.

Status of our innovative compounds

Therapeutic areas	Compound	Indication	Status[1]
Oncology	Erbitux® (cetuximab), EGFR-specific monoclonal antibody[2]	Squamous cell carcinoma of the head and neck (SCCHN)	Filed / Phase III[3]
		Other EGFR-expressing tumors: e.g. non-small-cell lung cancer, pancreatic cancer	Phase III
	Matuzumab[4] (EMD 72000), humanized EGFR-specific monoclonal antibody	EGFR-expressing tumors: including NSCLC, gastric cancer, colorectal cancer	Phase II
	L-BLP25, liposomal cancer vaccine	MUC1-expressing tumors: including NSCLC	Phase II
	Cilengitide (EMD 121974), angiogenesis inhibitor	Glioblastoma[5]	Phase II
	EMD 273063 (hu14.18-IL2), immunocytokine	GD2-expressing tumors: e.g. melanoma[5]	Phase II
	Tucotuzumab celmoleukin, EMD 273066 (huKS-IL2), immunocytokine	EPCAM-expressing tumors: e.g. colorectal cancer, non-small-cell lung cancer	Phase I/II
CardioMetabolic Care and other indications	EMD 503982, Factor Xa inhibitor	Arterial and venous thrombosis	Phase I
	EMD 387008	Type 2 diabetes	Phase I
	Sarizotan	Dyskinesia in Parkinson's disease	Phase III

1 Clinical status (for the most advanced indication)

2 Developed in cooperation with ImClone; Erbitux® is a trademark of ImClone Systems Incorporated.

3 New indication filed with the European Medicines Evaluation Agency (EMEA) in August 2005; approved by SwissMedic in December 2005; phase III for other treatment regimens

4 Further development with Takeda

5 Further indications are being developed by the U.S. National Cancer Institute (NCI)

EGFR: Epidermal Growth Factor Receptor

EPCAM: Epithelial Cell Adhesion Molecule

MUC: Mucinous glycoprotein that is abnormally expressed in various cancers

GD2: Cancer-associated ganglioside

Matuzumab: Further development with Takeda In order to move ahead quickly with the monoclonal antibody matuzumab (EMD 72000), we entered into an agreement with Takeda, Japan's largest pharmaceutical company, to co-develop and co-commercialize this compound. Whereas Erbitux® is only in part composed of human protein components, matuzumab consists almost entirely of human protein, and is referred to as a humanized antibody. Both antibodies target the EGFR. In the third quarter, we launched three international phase II clinical trials in Europe and the United States designed to study matuzumab in patients with non-small-cell lung cancer as well as gastric and colorectal cancers. Since the fourth quarter, we have been conducting these trials together with Takeda.

Cancer vaccine L-BLP25 – encouraging results in lung cancer We are developing the liposomal vaccine BLP25 for the treatment of non-small-cell lung cancer (NSCLC), in cooperation with Biomira, a Canadian biotech company. The results of a phase IIb study continue to point to longer survival times in patients with locally advanced disease, which make us optimistic that the cancer vaccine could be effective in NSCLC. Based on this encouraging data, a large-scale, multinational phase III study is expected to begin in mid-2006. Lung cancer claims more lives worldwide than any other type of cancer. Nearly 1.2 million new cases are diagnosed each year – about three quarters of which are NSCLC. The incidence and prevalence of NSCLC is expected to rise sharply in the next ten years. According to estimates by the market research firm Decision Resources, the market for lung cancer agents will thus grow by an average of 23% a year.

Cancer drugs in early stages of development We are developing the angiogenesis inhibitor cilengitide for the treatment of aggressive brain tumors (gliomas). Other indications are the focus of a cooperation agreement with the U.S. National Cancer Institute (NCI). Cilengitide works by preventing the tumor from forming its own blood vessels, thus suppressing the growth and spread of tumor cells. The immunocytokines EMD 273063 and tucotuzumab celmoleukin (EMD 273066) are in phase II and phase I/II clinical trials for different types of solid tumors. Our cancer researchers have developed immunocytokine technology, which allows various antibodies to be combined with cytokines in a single molecule.

Clinical trials with active ingredients for other therapeutic areas We have two compounds in phase I clinical trials in our Commercial Unit CardioMetabolic Care. These are EMD 503982, a new oral factor Xa inhibitor for the prevention and treatment of thrombosis, and EMD 387008, an oral drug for the treatment of type 2 diabetes. The registration process for Advicor™, a Niaspan®-lovastatin combination product, has been delayed further in the United Kingdom.

In addition, we are developing sarizotan, a compound to suppress the uncontrolled movements (dyskinesia) that can occur in patients undergoing therapy for Parkinson's disease. This therapeutic innovation, which would be the world's first for this indication, is currently in phase III clinical trials. Worldwide, more than 1,000 patients with Parkinson's disease have participated in clinical trials in recent months. We plan to file for U.S. and European approval in 2006.

GENERICS

Solid performance in a highly competitive environment

In 2005, sales by the Generics division rose 13% to € 1,796 million. Generics thus accounted for 46% of total Pharmaceuticals business sector sales. The gross margin increased by 18% to € 898 million and the operating result grew by 11% to € 238 million. The Generics division invested heavily in research and development in 2005, with R&D expenses increasing by 27% to € 128 million. Here we are strengthening our focus on the development of innovative dosage forms and drug-delivery systems that offer added value for patients, e.g. respiratory treatments that are easier to use. Free cash flow quadrupled to € 244 million. This sharp increase is attributable to the positive development of the operating result and our improved inventory management. In addition, free cash flow was relatively low in 2004 due to the acquisition of NM Pharma. At 13.2%, ROS remained at last year's level while ROCE improved to 23.8%.

A market with growth potential The market for generic drugs is gaining in importance worldwide: The market research firm IMS Health forecasts annual market growth of 10–15% to U.S. $ 48-60 billion by 2009. Nearly all industrialized countries face rising health care costs and are promoting cost-efficient basic patient health care with generics through government regulatory intervention. In mature markets with a high proportion of generics, this is generating volume growth, increasing pressure on prices, intensifying competition among manufacturers, and leading to market consolidation among suppliers. Based on this description, countries such as the United States, Canada, the United Kingdom and Germany are among the mature markets. Comparatively young markets with a still small proportion of generics, such as France, Spain, Portugal and Italy, are showing much stronger growth. Both young and mature markets are seeing additional growth as a result of patent expirations of blockbusters, i.e. drugs with annual sales in excess of U.S.$ 1 billion. According to IMS Health, six blockbusters face potential patent loss and generic introduction in 2006. In all markets, however, volume growth is being largely offset by government action on pricing and reimbursement.

Generics | Key figures

€ million	2005	2004	Change in %
Sales	1,796	1,597	13
Gross margin	898	762	18
R & D	128	101	27
Operating result	238	214	11
Exceptional items	0	–8	–
Free cash flow	244	59	316
ROS in %	13.2	13.4	
ROCE in %	23.8	22.8	

Sales by region

€ million

- Asia, Africa, Australasia
- Latin America
- North America
- Europe


500
28%
39%
705
30
(2%)
31%
561

Sydney, Australia Pharmacist Russell Benda is a customer of our subsidiary Alphapharm, one of the country's leading pharmaceutical companies. Together with his assistant Karmen Moodley, he discusses a product with a customer.


2004 John Bell Pharmacy
Saved customers $24,633
offering the Alphapharm brand of
prescription medication
Same Medicine
Save Money

Utilizing synergies with other divisions In this environment, the success strategy of the Generics group was, and still is, to establish itself in young generic drug markets early on and to participate strongly in their growth. We are exploiting the growth potential of patent expirations by launching new products early in all our major markets and have sharpened our focus on high-quality branded generic drugs. Based on its own strengths and with help from acquisitions and alliances, the Generics group has achieved one of its goals and now ranks among the world's top three manufacturers of generic drugs. Synergies with other divisions of the Pharmaceuticals business sector are helping us to respond quickly and flexibly to new challenges, for example stricter approval requirements, and to make optimum use of a global network of production, logistic and marketing capacities. This gives us the critical mass needed to succeed in an increasingly competitive environment and to work in a cost-efficient manner. The Generics group employs nearly 5,000 people, operates in more than 90 countries and has more than 35 companies trading under several names.

Market position strengthened in Europe and the United States In Europe, the Generics division achieved robust growth with a 15% increase in sales to € 705 million. We continued to grow in young markets. Sales increased by 17% to € 40 million in Portugal, and surged by 66% to € 30 million in Italy. In France, our largest market in Europe, sales rose by 8.9% to € 255 million. We intend to strengthen our market presence in Spain with the acquisition of Prasfarma. The transaction is expected to close in the first quarter of 2006. This company, which is based in Barcelona, specializes in oncology products. We also advanced sales in established markets. Sales rose by 14% to € 131 million in the United Kingdom, by 9.7% to € 79 million in Germany and by 20% to € 61 million in the Benelux countries. A claim brought against our subsidiary Generics (UK) Limited by the Department of Health (England) for alleged anticompetitive behavior was settled in the second quarter without admission of liability. The settlement of £ 12 million was covered by provisions.

Sales in North America grew 12% to € 561 million. In the United States, sales of respiratory medicines from our U.S. subsidiary Dey increased by 22% to € 471 million. In order to strengthen our presence in this market, Merck established a generic pharmaceuticals business, Genpharm, in New York. Our Canadian subsidiary Genpharm sustained a decline in sales due to strong pressure on prices. In Latin America, we achieved a 26% increase in sales to € 30 million and expanded our position, particularly in Mexico and Colombia.

We recorded a 9.0% increase in sales in Asia, Africa and Australasia with sales totaling € 500 million. Our Australian subsidiary Alphapharm, the market leader in the Australian generics sector, continued to perform well and increased sales by 10% to € 323 million. In Japan, the world's second-largest pharmaceutical market, sales rose by 5.2% to € 113 million in a difficult environment. Developments were very positive in South Africa, where sales grew by 19%.

Respiratory medicines business established In order to strengthen our competitiveness and to consolidate our expertise in respiratory medicines, Merck established an international business field for this therapeutic area. Our U.S. subsidiary Dey forms the core of this business field. Dey develops and markets innovative respiratory medicines and allergy drugs based on off-patent substances. Their special dosage forms offer added value for patients. Two very successful products are driving sales: The first is DuoNeb®, a single-dose inhalation solution for treating chronic obstructive pulmonary disease. Sales of DuoNeb® increased by 60% to € 251 million. The second sales driver is EpiPen®, an auto-injector for the emergency treatment of life-threatening (anaphylactic) allergic reactions, sales of which increased by 26% to € 123 million. Merck has filed for European Union approvals of budesonide and formoterol for the treatment of asthma and chronic obstructive pulmonary disease with a new, patented inhaler.

Paving the way for innovative generic drugs In 2005, we received 59 additional approvals for new products and now offer more than 400 drug molecules for all therapeutic areas. We plan to continue to generate growth and profitability by further optimizing our production planning, warehousing and logistics in close cooperation with other divisions. In addition, we are pursuing our goal of expanding in new – and particularly young – generic drug markets. We also intend to further expand our portfolio of value-added generics and develop innovative dosage forms and delivery systems, patented wherever possible. An area of special focus will be the new respiratory business field and innovative inhalation systems. The generics market offers significant opportunities for growth in the coming years. At the same time, government actions on drug pricing and reimbursement as well as the ongoing DuoNeb® patent litigation represent challenges for the Generics group. Our aim is to successfully prevail in this highly competitive market as the world's third-largest generic drug company.

CONSUMER HEALTH CARE

Sustaining growth with strong brands

In 2005, sales by the Consumer Health Care division rose 6.8% to € 376 million. This increase was twice that of the global consumer health care market. According to the market research firm Nicholas Hall, our Consumer Health Care division was one of the three fastest-growing top 20 OTC businesses globally in terms of overall growth in the past five years.

The operating result rose by 26% to € 50 million. The absence of goodwill amortization amounting to € 12 million contributed significantly to this increase. Marketing and selling expenses rose by 10% as a result of our efforts to better position our key brands in their respective markets and to capture new markets, for example in Asia. Our investment in research and development was slightly below the previous year whereas free cash flow improved slightly. Return on sales (ROS) increased to 13.3%; return on capital employed (ROCE) rose considerably to 18.0%.

Continued growth in Europe – strong increases in Latin America Europe accounted for nearly three-quarters of sales, which rose by 4.9% to € 274 million. Our largest markets were once again the United Kingdom, where sales totaled € 89 million, as well as France and Germany, with sales of € 79 million and € 34 million, respectively. In the United Kingdom, sales rose by 5.6%. Sales of the probiotic multivitamin product Bion®3 increased by 18% following strong growth in 2004. Sales of Haliborange® increased by more than 100% in the United Kingdom, where it is the leading vitamin product for children. Thanks to new versions of the leading fish oil product for joint care, Seven Seas® has also become popular among younger people in the United Kingdom. While sales in France declined slightly despite strong sales of Bion®3, sales in Germany rose by 4.4%. This was due, among other things, to the success of our Germany subsidiary Merck Selbstmedikation with Femibion®, a multivitamin for pregnant women and nursing mothers, and the plant-based sedative Kytta Sedativum®. We increased sales by 37% in Poland,

Consumer Health Care | Key figures

€ million	2005	2004	Change in %
Sales	376	352	6.8
Gross margin	244	230	6.1
R & D	10	10	-2.6
Operating result	50	40	26
Free cash flow	44	43	3.1
ROS in %	13.3	11.3	
ROCE in %	18.0	13.9	

Sales by region

€ million

- Asia, Africa, Australasia
- Latin America
- Europe


42
11%
59
16%
73%
274

Dardilly, France Pharmacist René Allouche and his employee Suzanne Rozier advise customers in a pharmacy located in Centre Commercial Auchan. Consumer health care with vitamin products such as Bion®3 from Merck also plays a key role in France.



primarily thanks to the success of Femibion®, the cold remedy Nasivin® and Lacidofil®, a probiotic product to treat and prevent diarrhea. Sales of Femibion® and Nasivin® developed positively in Benelux.

In Latin America, sales increased by an impressive 13%. In addition to the 18% increase in sales in Mexico, our largest market, we also recorded double-digit growth rates in Chile, Brazil, and Colombia. In Asia, Africa and Australasia, sales increased nominally by 12% while organic growth of the local companies was 15%. Special mention should be made of the 24% increase in sales in South Africa. Nasivin® and Diabion®, the new vitamin product for people with diabetes which was launched in 2004, contributed to this success. By contrast, sales in Indonesia, one of our larger markets in Asia, suffered as a result of strong competition.

Capturing new markets Growth in 2005 was mainly attributable to our strategic brands: The five strongest-growing brands were Haliborange®, the Seven Seas® JointCare products, Bion®3, Diabion® and Nasivin®. Vitamins and minerals accounted for 36% of our global sales, plant- and marine-sourced natural supplements for 28%, cold remedies for 19% and other over-the-counter products for 17%.

With JointCare, we have established a product line for the prevention and treatment of joint ailments and captured new markets in Taiwan, Malaysia and Indonesia. Thailand is to follow in 2006. In view of an aging population that already suffers from joint problems, the sales potential of this market segment in Asia is estimated to be worth U.S. $ 100 million. These Seven Seas® products are the first range of evidence-based natural joint health supplements available over the counter in Asia. Positive market developments following the launch in Singapore and Hong Kong in 2004 confirm the good business prospects for the region.

Co-marketing with other divisions In several markets, including Germany, Austria, South Africa and Chile, the Consumer Health Care division is cooperating with the Generics and Ethicals divisions to market its products. We succeeded, for example, in convincing physicians of the benefits of Bion®3, our latest brand success, as a supplement to antibiotic therapy. As a result, prescriptions of the product increased. We are exploiting similar synergies in marketing Diabion® together with diabetes treatments.

Strengthening our customer focus By opening up additional marketing channels, we are aiming to further enhance the quality and speed with which we meet customer expectations. Subsequent to our entry into the mail-order business in the United Kingdom, we now also plan to use this marketing channel to serve new customer groups in Germany and France. We will secure our strong position in the consumer health care market through further growth, especially in Asia. According to forecasts by Nicholas Hall, the consumer health care market is expected to grow in the next five years by 4.0% globally, and by 6.1% in east and southeast Asia.

Walter W. Zywottek on the Chemicals business sector

"The Chemicals business sector was again very successful in 2005 as the reports for the three divisions on the following pages indicate. High-quality and innovative products are enabling our customers to gain competitive advantages. By making timely investments in liquid crystals for example, we were able to react quickly to the tremendous dynamism in the market for LCD televisions, in terms of both the changing requirements of each individual display manufacturer and in view of the growing demand.

Together with our international partners in science and industry, we are using Merck technologies to develop new, customer-centric solutions. In doing so, the divisions independently steer their research, production and marketing activities. In addition, we are actively pursuing new business fields and technology platforms for markets in which we have so far not been active. As the market leader in liquid crystals, we are also investing in future-oriented technologies for displays: In the field of organic light-emitting diodes (OLEDs), we made two acquisitions in 2005 and integrated them into the Liquid Crystals division.

Outside the chemicals research area, we are also working on many innovation projects. We are forging ahead with them resolutely and ambitiously in order to meet customer requirements faster and better than others. We will continue to recognize and seize the tremendous opportunities offered by changing market conditions in order to make the Chemicals business of Merck more than the sum of its three divisions."

Walter W. Zywottek became a member of the Executive Board of Merck on September 1, 2005. On January 1, 2006 he assumed responsibility for the Chemicals business sector, succeeding Thomas Schreckenbach, who successfully led the Specialty Chemicals operations of Merck for more than 15 years. Zywottek's career at Merck spans 38 years, during which the industrial manager has held various executive management positions, e.g. the management of the Pigments division, responsibility for North America, the European and ultimately the global Laboratory Distribution business. With the sale of the Laboratory Distribution business in February 2004, he was intentionally one of the 6,000 employees to transfer to VWR, but rejoined Merck recently to take on new challenges.

Kuan Yin, Taiwan Walter W. Zywottek and Thomas Schreckenbach at the opening of the new Liquid Crystal Center Taiwan on December 7, 2005 with Lesly Chen, assistant to the President of Merck Display Technologies, in the background.



Chemicals business sector

Double-digit increase in sales and operating result

www.chemicals.merck.de

Chemical industry growth continues After a period of weak growth in the first half of 2005, the chemical industry rebounded in the second half of the year. Global economic activity, which was robust in spite of high crude oil prices, supported this development. In particular, the German chemical industry, which remains competitive, exceeded expectations. Thanks to strong exports, chemical industry production increased by 7.8% and sales grew by 6.9%.

In Europe, production output increased by only 2.9%. However, higher prices helped sales to increase by 7.4%. With a market share of around 33%, the European Union is still the leading global manufacturer of chemical products, ahead of Asia and North America. Despite the continued weakness of the U.S. dollar, the development of the chemicals business in the United States was slightly less dynamic than in 2004. Production output stagnated while sales increased by 6.0%. Overall, the global market shares of the traditional chemical-producing countries – the United States, Japan and Germany – declined and gave way to Asian countries. China moved up to fourth place; and both Singapore and South Korea were very successful.

Higher key figures thanks to successful research and customer proximity Subsequent to the sale of the Electronic Chemicals division to BASF in April 2005, the Chemicals business sector comprises three divisions that supply industrial and laboratory chemicals for demanding applications in innovative sectors. Sales in the Chemicals business sector grew by 13% and the operating result increased by 17% (see Results of operations on page 21/22).

Sales in Europe declined slightly to € 530 million and stagnated in Germany at € 165 million. While we sustained declines of 6.2% in France and 9.3% in the United Kingdom, our second- and third-largest markets after Germany, business developments in northern and eastern Europe were very positive. Sales rose by 7.6% in North America and by 19% in Latin America, where the largest market – Brazil – posted a robust 27% increase. In Asia, Africa and Australasia, our most important region, sales grew strongly by 22% to € 999 million. The main growth drivers were liquid crystals for displays, which recorded high double-digit growth rates in the markets of South Korea and Taiwan; sales in China surged by 66%.

Chemicals | Key figures

€ million	2005	2004	Change in %
Sales	1,900	1,687	13
Gross margin	1,058	928	14
R & D	132	103	29
Operating result	492	420	17
Exceptional items	-10	–	–
Free cash flow	357	409	-13
ROS in %	25.9	24.9	
ROCE in %	27.2	24.5	

Sales by region


Asia, Africa, Australasia
Latin America
North America
Europe
€ million
2,000
1,500
1,000
500
01
02
03
04
05

LIQUID CRYSTALS

Leading position successfully expanded

www.liquidcrystals.merck.de

Merck is the technology and market leader in liquid crystals for LCDs (liquid crystal displays), which will continue to dominate flat-panel display technology in the coming years. In 2005, the Liquid Crystals division increased sales for the fifth year in succession, by a record 27% to € 739 million. The gross margin was € 477 million, minus comparatively low marketing and selling expenses. Research and development spending increased by 53%. We made investments in the future, expanded our production capacities and increased the operating result by 16% to € 346 million. Return on sales (ROS) decreased to a still strong 46.8%; return on capital employed (ROCE) decreased to 50.3%. Like the decline in free cash flow, this was mainly due to acquisitions in the OLED materials sector.

LCD manufacturers concentrated in Asia Sales of LC materials rose by 33%, primarily due to the dynamic growth of LCD televisions, while coated display glass sustained a double-digit percentage drop in sales following strong growth in past years. The division's sales were generated almost exclusively with customers in Asia, with whom we have closely cooperated for decades to drive innovations in the LCD industry. We have continually expanded our synthesis capacities in Darmstadt and Gernsheim. In order to meet current and anticipated demand we have also invested heavily in mixture production in Asia: In September 2004, the foundation stone for a new Liquid Crystal Center was laid at Merck Display Technologies in Kuan Yin, Taiwan. The Center was inaugurated in December 2005. With investments of around € 26 million, Taiwan is now the division's third pillar in Asia alongside South Korea (since 2002) and Japan (since 1980).

Four applications define the market Large-screen LCD televisions with a diagonal screen size of up to 65 inches (165 cm) are the fastest-growing market segment. With a sales volume of around 20 million in 2005, these flat, high-resolution, long-life devices are winning over more and more consumers. As LCD televisions continue to become more

Liquid Crystals | Key figures

€ million	2005	2004	Change in %
Sales	739	583	27
Gross margin	477	375	27
R & D	69	45	53
Operating result	346	299	16
Exceptional items	–10	–	–
Free cash flow	166	250	–34
ROS in %	46.8	51.4	
ROCE in %	50.3	55.8	

Sales development


€ million
800
600
400
200
01
02
03
04
05

Mexico City, Mexico Like many managers, pharmaceutical sales representatives Armando Santoyo, Thalia Bernal and Maria del Carmen Coronado rely on mobile communication – Merck's liquid crystals make energy-saving displays for notebooks and mobile phones possible.



affordable, they are expected to significantly impact LCD developments in the coming years. According to forecasts, their share of the total television market, in terms of volumes sold, will increase from around 10% in 2005 to over 35% in 2009. We are the main supplier of LC mixtures for LCD technologies used in televisions, such as Vertical Alignment (VA) or In-Plane Switching (IPS).

In 2005, the sales volume of LCD monitors for PC applications was double that of cathode-ray tube monitors. According to market research institutes, PC monitors accounted for 29% and notebooks for 12% of total liquid crystal display sales. Taken together these two applications remained the biggest market for liquid crystals. However, the demand for small LCDs also increased significantly, fueled by the growing functionality of many mobile applications, in particular mobile phones, digital cameras and MP3 players featuring small, and increasingly color, LCDs.

Future investments in cutting-edge technologies At the beginning of 2005, we acquired the OLED research and development project of Schott AG, Mainz: The aim of this project is to develop new light sources based on organic light-emitting diodes (OLEDs). We expect applications particularly in the area of household appliances, LCD background lighting and the automotive industry. At the end of February 2005, Merck acquired the OLED materials business from Avecia, Manchester, UK, as well as its polymer electronic R&D operations, for a sum of € 50 million. The core of this transaction was the acquisition of Covion Organic Semiconductors GmbH. Research, development and production activities of the company, which has been integrated into the division and now operates as Merck OLED Materials GmbH, are based at the Höchst Industrial Park in Frankfurt. With this acquisition, the division is pursuing an innovative field of work, which could eventually develop into a high-potential technology, especially for small displays. Market volumes in the OLED display sector are expected to be in the range of € 5 billion in 2009.

Until then and beyond, Merck intends to defend its position as the leading global supplier of liquid crystals: We will continue to meet the high demands of the LCD industry in direct contact with our key customers – both in terms of the number of new LC mixtures we produce and the speed with which we implement new developments. By expanding our production capacities in Germany and Asia, building a comprehensive patent portfolio and investing heavily in research, we will further expand our strong market position.

DisplaySearch, one of the leading market research firms, forecasts an average annual growth rate of 10% up to 2009 for the LCD market, and of even more than 25% for LCD televisions. By then, LCD televisions could account for over 90% of televisions with a diagonal screen size of 30 to 39 inches (76 to 99 cm). Parallel to this growth, we are also predicting dynamic development over the next years for our Liquid Crystals division.

Shanghai, China The Chinese market is large, also with respect to special effect pigments. When it came to giving 80,000 city taxis an eye-catching color, Merck supplied three of the six pigments selected.



PIGMENTS

Further growth thanks to innovative effect pigments

www.pigments.merck.de

Merck is one of the major suppliers of established and innovative effect pigments for the automotive, plastics, printing and cosmetics industries. Our customers enhance the design of many consumer goods with the pearl luster of Iriodin®, the color-intensive crystal luster of Xirallic® or the multicolor effect of Colorstream® and the colorful glitter of our new Miraval™ pigments. Our functional pigments are being used in a growing number of applications. For example, Solarflair® lets the sun shine into greenhouses without heating them up.

In 2005, sales by the Pigments division rose 2.6% to € 339 million. Owing to a difficult market environment, especially for classic mica pigments, the operating result declined by 9.2%. Nevertheless, we increased our research and development spending by 6.9%, since we continue to grow primarily with our innovative products. Free cash flow declined by 6.0%. Return on sales (ROS) declined to 12.9% and return on capital employed (ROCE) fell to 10.1%.

Growth in all regions Merck supplies its customers with products from three major production sites located in Germany, Japan and the United States. In Europe, our largest region in terms of sales, we advanced sales by 1.8% to € 140 million. Our business recorded low growth in Germany – our largest market – but posted healthy increases in Italy, Spain and Poland. The major influential factors included generally restrained consumption and the related lower increase in demand from automotive paints and packaging manufacturers.

Sales rose by 2.4% in North America, where particularly pigments for coating and plastics applications developed positively. We recorded growth of 10% in Latin America, thanks mainly to good sales in Mexico and Argentina. Sales increased by 2.2% to € 97 million in Asia, Africa and Australasia. While sales declined in Japan, substantial increases were generated in India, Taiwan, South Korea and China, where our close customer proximity has played a key role, for example through our application laboratory which we have been operating near Shanghai since 1999.

Pigments | Key figures

€ million	2005	2004	Change in %
Sales	339	331	2.6
Gross margin	176	179	–1.9
R & D	33	31	6.9
Operating result	44	48	–9.2
Free cash flow	54	58	–6.0
ROS in %	12.9	14.6	
ROCE in %	10.1	10.8	

Sales by region

€ million

- Asia, Africa, Australasia
- Latin America
- North America
- Europe


97
29%
41%
140
7%
23
23%
79

New-generation effect pigments gain market shares Sales in Industrial Pigments, our largest business field, grew slightly: The decline in sales of decorative mica pigments for the printing and plastics sector contrasted with double-digit growth rates for our innovative effect pigments. Our functional pigments enjoyed growing demand, for example the conductive pigments used as a base in coating applications. Sales of the brilliant luster Miraval™ pigments, which are based on a new substrate, also increased further.

In the Coating Pigments business field, the success of high-intensity crystal effect pigments of the Xirallic® range continued unabated. A new pigment was added to the range in 2005. Sales of the aluminum-oxide-based Xirallic® pigments have nearly reached the level of the classic mica-based products. However, the weakness in the automotive industry curbed our growth. Sales with the coating industry grew by only 2.7%.

Successful partner to the cosmetics industry We encountered growing competition in the cosmetics market, as did our customers. Thanks to innovative research and customer-focused marketing, Merck maintained its successful position and helped demanding industrial customers to achieve competitive advantages. The Cosmetic Pigments business field grew by 3.3%. Our new cosmetics markets developed very well, especially in Asia. Our customers are buying more and more products from our novel effect pigment classes: Xirona® pigments with their intense interference color effect and high-gloss pigments from the Ronastar® family, based on glass flakes.

Our most successful Pigments business field in 2005 was Cosmetic Actives, which recorded growth of 7.7%. We achieved robust sales of cosmetic active ingredients for the skin, for example RonaCare® Ectoin, an effective cell protector. The self-tanning active ingredient dihydroxyacetone (DHA) also led to strong sales increases.

Good prospects with innovative products Luster and special effects will remain a source of competitive advantages in the future for our industrial customers in the consumer market. The division will therefore continue to actively follow color and effect design trends and cultivate constant exchanges with opinion leaders and trendsetters.

The results of divisional research, for example eight new additions to the Ronastar® and Miraval™ product lines, new Xirona® products and the extension of our Xirallic® product portfolio, enable our customers to enter new styling areas and to expand their application areas.

A nanotechnology-based product for coating antireflex glass used in solar energy systems has enabled us to capture new markets for optical applications. We also see promising prospects in the safety and security sector, where we are already offering manufacturers of branded products visible and invisible product brand protection.
As part of our cross-divisional strategic innovation process, research projects from the various divisions focusing on the topic of safety and security were combined in the Pigments division in 2005 in order to optimally develop new options for our industrial customers.

By launching important new products in 2006, we plan to further underscore our position as an innovative supplier to the cosmetics industry as well.

LIFE SCIENCE & ANALYTICS

Success in all business fields generates strong increase in operating result

www.lifescienceanalytics.merck.de

Merck is one of the most important partners to research-based pharmaceutical and biotech companies in the life sciences sector, providing them with a complete range of products and services along the entire value chain. Life Science & Analytics, our largest Chemicals division, focuses on its core business of offering high-grade, state-of-the-art solutions for use by chemists in laboratories around the world and for mobile analysis. We are the leading manufacturer of classic reagents in a non-cyclical market, an innovative supplier in the Bioscience & Analytics business field and – thanks to Merck's pharmaceutical experience – a customer-focused supplier in Life Science Solutions.

Sales by the Life Science & Analytics division rose in 2005 by 6.3% to € 822 million and the operating result surged by 41%. The fact that we no longer amortize goodwill was responsible for € 6 million of the € 30 million increase in the operating result. Research and development costs increased by 12%; free cash flow grew by an impressive 35%. Return on sales (ROS) improved to 12.4%; return on capital employed (ROCE) rose to 14.8%.

Good growth in the United States and Japan In Europe, our largest market, sales of € 382 million were at the previous year's level. While sales declines were recorded in France following the sale of our production facilities in Pithiviers and in the United Kingdom, we advanced sales to € 116 million in Germany, our largest market. Our performance was particularly strong in the Benelux countries, Spain, Hungary and Poland, with several countries posting double-digit increases in sales. In North America, sales increased by 10% to € 174 million. Our U.S. subsidiary EMD Chemicals opened a new chromatography center in New Jersey in October 2005. In Latin America, we achieved compelling growth of 21%, which was due not least to excellent performance in Brazil, where sales jumped by more than 30%, and Chile, which posted a 21% increase in sales. Sales increased by 9.8% in Asia, Africa and Australasia. This positive development was primarily attributable to the good performance in Japan, where sales increased by 12%. Here we recorded our own sales of € 32 million for the first time; for the past 20 years, Kanto

Life Science & Analytics | Key figures

€ million	2005	2004	Change in %
Sales	822	774	6.3
Gross margin	405	373	8.5
R & D	30	27	12
Operating result	102	72	41
Free cash flow	138	102	35
ROS in %	12.4	9.4	
ROCE in %	14.8	9.9	

Sales by region

€ million

- Asia, Africa, Australasia
- Latin America
- North America
- Europe


173
21%
94
11%
47%
382
21%
174

Mumbai, India Merck has been operating in the rapidly growing market of India since 1967 through its own company, which listed on the stock exchange in 1981. Sales force member Tanay Waingankor presents data sheets about Merck reagents to Mandar N. Deshpande, Sonali Potdar und Priti Rao from Pharmasolve Ltd. in their research laboratory.



had been our exclusive sales agent. South Korea, Pakistan and China also generated double-digit sales gains, while growth in India was 8.9%.

Activities in three business fields Sales increased to € 295 million in our largest business field, Life Science Solutions. Merck Eprova, Switzerland, was very successful with the patented active ingredient Metafolin® in the pharmaceutical raw materials business. The special dosage forms of the biologically active form of folic acid improve bioavailability. The Emprove® brand, which was introduced in 2004, performed well. Emprove® supports our customers with their chemicals documentation as required by increasingly stricter chemicals legislation. In the growing processing market, we are gaining market share by, for example, offering materials to purify monoclonal antibodies for cancer treatment. We have integrated into the division our research activities in new ionic liquids, which are used to simplify biotechnological processes. In November 2005, our new Web portal "merck4pharma.com" went online. Organized by application, it offers around 30,000 products and special services along the entire pharmaceutical process chain.

www.merck4pharma.com

In the Reagents business field, we strengthened our market leadership in analytical reagents by increasing global sales to € 225 million. While solvent sales fell short of our expectations, we achieved gains in inorganic products for instrumental analysis. With sales of € 216 million, we were very satisfied with the performance of Bioscience & Analytics, our third business field, particularly in Asia and Latin America. We generated sales increases in chromatography, food technology and environmental analysis, as well as in the areas of microbiology, hygiene monitoring and microscopy.

Current business developments confirm the success of streamlining the product portfolio to consist of higher-value-added products as well as the efficiency of centrally coordinating the marketing activities of the laboratory business at our subsidiaries abroad. We will continue to focus on the regulated markets of the health care and food industries in the future. Very high quality demands and extensive documentation requirements in this area have been and remain the basis for the resounding success of the Merck brand. We assume that sales will continue to develop positively.

Corporate and Other

Disposal of the Electronic Chemicals business completed

The segment Corporate and Other comprises Group administrative costs with respect to holding companies, taxes as well as certain exceptional items not assigned to the individual divisions (for more details, please see page 77). In order to ensure better comparability of the Chemicals business sector, we consolidated the Electronic Chemicals division in this segment for both 2004 and 2005. The gain of € 139 million on the disposal of this division on April 15, 2005 is also reported in this segment as an exceptional item, as is an amount of € 10 million to settle a dispute with a customer of the division. In addition, exceptional items include provisions of € 68 million for a legal dispute and the related legal expenses of our U.S. subsidiary Dey (for more details, please see page 105). In 2004, the segment also included intragroup sales with the Laboratory Distribution business sector, which has meanwhile been sold.

Risk report of the Merck Group

Diversification in Pharmaceuticals and Chemicals reduces risk

Risk management system

Risk management within the Merck Group is described for all risk owners in a detailed guideline. This defines the principles of risk management, outlines roles and responsibilities, and helps those responsible to implement the legal and operational requirements. Specific terminology and standard risk reports harmonize the risk management process worldwide. Risk reports are submitted to the Executive Board at six-monthly intervals or, in special cases, on an ad-hoc basis. The Internal Auditing department reviews the risk management system.

Risks for the Merck Group

Overall risk position No risks have been identified that pose a risk to the continued existence of the Merck Group. This is the finding of this risk report, which was prepared in accordance with German Accounting Standard 5.

Business-related risks Merck integrates the risk management system into its ongoing business planning processes. Potential negative developments are described and evaluated in the risk reports, so that we can take countermeasures in good time if any events should lead to deviations from our business plan. The Merck Group has 53 production sites in various countries and takes appropriate measures to minimize the risk of a supply bottleneck for its main products. The sales and operating result of the Merck Group are sustained by a large number of pharmaceutical and chemical products for various industries. This diversification itself minimizes risk, since the markets differ in their structure and economic cycles.

We try to prepare for the potential risks of a changing market environment by continually observing market developments and acting with the appropriate foresight. The special risks in pharmaceutical development are constantly monitored by the portfolio and project management system that has been introduced throughout the Merck Group. As a research-based pharmaceutical company, there is the risk for Merck of development projects having to be discontinued after substantial investment yet before a product can be marketed. The important decisions we make – such as those relating to the transition to the next clinical phase – are taken responsibly, in order to minimize risk. The same applies to investment decisions, for which we use detailed guidelines.

Financial risks Due to its international business transactions in various currencies, the Merck Group is exposed to currency risks. Merck uses derivatives to control the currency risk related to transactions disclosed in the balance sheet. In certain cases, we also hedge anticipated sales for a period of up to one year, preferably in U.S. dollars and Japanese yen. To the greatest possible extent, Merck hedges activities financed in foreign currencies against potential currency fluctuations. Due to its international activities, the Merck Group is also exposed to currency risks in connection with foreign investments, but does not hedge additionally against the loss in value of its foreign investments. As a result of this approach, equity can be impacted both positively and negatively depending upon currency developments. We use derivatives exclusively to hedge business operations and the related financing transactions. For more details, please refer to page 113 of the consolidated financial statements.

Legal risks Merck is affected by legal proceedings, the outcome of which cannot currently be predicted. These proceedings relate in particular to cases in the United States and the United Kingdom in connection with generic drug pricing. We have taken all possible measures to protect our own legal position. For further information on this matter, please refer to page 105 of the Notes to the consolidated financial statements. As a research-based company, Merck has a valuable portfolio of industrial property rights, such as patents and brands. This can become the target of attacks and infringements. We have taken the necessary precautions to identify threats and defend our rights where necessary.

Generally, we do everything we can to try and prevent legal risks from arising. Our employees participate worldwide in a compliance program that enjoins them to comply with laws and guidelines, and provides them with the relevant training and support. The core of the program is the Merck Code of Conduct, which defines ethical behavior guidelines. This is supplemented by an intranet-based training and testing program, as well as by the activities of employees in a global network of compliance officers. Insofar as possible and practical, we limit liability and damage risks through insurance coverage, the type and scope of which we continually adjust to current requirements.

Information technology risks Our business-critical application systems are set up in such a way that, even in the event of individual failures, they are continually available thanks to redundant technical components, networks and sites. Access to business-related data is secure. There are global security guidelines that include appropriate organizational, technical and software-related precautions for access control, access rights, virus protection and data protection. We monitor the adherence to and efficacy of these measures continuously.

Environmental and safety risks Global adherence to high technical standards prevents potential damage, minimizes the potential effects of such damage, and thus ensures the continuity of plant and equipment. We update these preventive measures regularly; we systematically conduct internal health and environmental safety audits, and through inspections we endeavor to minimize the risks to people and the environment.

Report on expected developments

Merck is well-positioned

Economic framework conditions for the next two years From today's perspective, the global economy is expected to develop positively in the next two years: The Kiel Institute for World Economics forecasts overall economic growth in the industrial countries of 2.6% in 2006 and 2.4% in 2007. While economic growth in North America is expected to weaken and the expectations for the coming years are being adjusted downwards, the outlook for Europe is better in comparison with previous years. The dent in economic activity has been overcome in the region of greatest importance to the Merck Group: In the eurozone, the European Commission forecasts GDP growth of 1.9% in 2006 and 2.1% in 2007. With expected growth of 1.7% in 2006, Germany is at the lower end, but noticeably better than in 2005. For 2007, the German Institute for Economic Research predicts growth of 1.2% in Germany. Above all, the export-oriented countries of Europe will benefit from a weaker euro. The new member states of the European Union will continue to grow at above-average rates of 4.4% in both 2006 and 2007. In the countries of Asia, dynamic growth is expected to continue on the whole, with growth of 7.2% in 2006. According to the Kiel Institute for World Economics, the growth outlook for Japan at 2.0% and 1.8% is also positive; optimistic estimates even predict growth to exceed 3%. The economic climate is also expected to improve in South Korea. Although growth in markets such as China and India will weaken slightly, they will remain among the key growth drivers. In 2006, growth in China could be 8.5% and the Indian economy will continue to grow at rates of around 7%. The markets of Latin America are expected to stabilize; Chile and Brazil will gain momentum.

Assumptions regarding expectations for the Merck Group Overall, the financial and earnings position of the Merck Group in 2005 developed positively once again. The build-up of liquidity reserves for the Group gives us financial flexibility to strengthen our businesses as we see fit. This is also reflected by our credit ratings: In 2005, Standard & Poors confirmed our credit rating of BBB+, while Moody's gave our existing Baa1 rating a positive outlook.

Merck is adhering to the general corporate strategy of "focused diversification" in the Pharmaceuticals and Chemicals business sectors. We do not foresee any change in the legal structure of Merck KGaA and its organization consisting of two business sectors with six divisions as well as several central functions. At the present time we do not anticipate any extensive changes in the strategies of the individual divisions. Nor are any major adaptations to our reporting structures planned. Potential changes in the composition of the Group as a result of acquisitions and disposals are not taken into account in the following.

Our forecasts take into account our assessment of opportunities and risks and are based on our operational planning and the medium-term outlook for the six divisions. They are supported not only by many years of experience in the individual business fields, but also by market forecasts from our customers, estimates made by independent organizations such as IMS Health for the pharmaceutical market or DisplaySearch for the development of the flat-panel market, as well as our own cost and earnings forecasts.

Our operational planning is based on the effective exchange rates used to translate the financial statements of our subsidiaries into euros, the reporting currency of the Group. For our main currencies, these are U.S.$ 1.18/€ and YEN 141.77/€. Currency impacts are reviewed using sensitivity analyses. Our planning assumptions expect a moderate development of energy and raw material prices as well as rising personnel costs. In comparison with other chemical companies, energy and raw materials prices have a lower impact on our sales and earnings expectations as we primarily offer specialty chemicals. A significant change in the number of employees is not to be expected. Owing to our good financial position, the likely moderate increase in interest rates will not play a major role.

Business, financial and earnings forecast We assume that the good business performance of the Merck Group will continue in the next two years. For 2006, we expect an increase in sales between 5% and 10%; the operating result will see single-digit growth. We expect the increase in profit after tax, which is not adjusted for foreseeable exceptional items, to be in the high single digits. The tax rate will be slightly under 30%.

Our investments in the future will remain high in order to ensure the long-term growth of the company through innovations. Research intensity, i.e. research spending divided by sales, should remain at more than 10% for the Group and at approximately 25% for the research-intensive Ethicals division. This includes in particular the costs of the phase III clinical studies that have already been planned. We expect a slight, single-digit increase in capital spending on property, plant and equipment.

In 2006, profitability, measured by return on sales (ROS) and return on capital employed (ROCE), is likely to remain at the level of 2005. ROS and ROCE were 15.0% and 20.5%, respectively in 2005. Based on the high level of liquidity, the financial position of Merck remains very positive. For 2006, we expect free cash flow to be solid with capital spending again being covered by net cash flows from operating activities.

Forecast for the Pharmaceuticals business sector For 2006, IMS Health forecasts that the global pharmaceutical market will grow by 6% to 7%, and predicts annual growth of 6% to 9% up until 2008. Particularly strong growth will be generated by oncology drugs – a focus at Merck. In this segment, global sales are expected to grow by 17% to 18% in 2006. By 2008, oncology will be the leading therapeutic area in terms of sales.

The good sales development of our Pharmaceuticals business sector will continue in 2006 and 2007, particularly in the Ethicals and Consumer Health Care divisions. For 2006, we initially expect a slight decline in the operating result due to developments in the Generics division, followed however by a continuation of the positive development. In the Ethicals division we expect to maintain our very successful market entry with the oncology treatment Erbitux®, supported by approvals in additional indications. Other drugs from the Commercial Unit CardioMetabolic Care will also strengthen the sales and operating result of Ethicals. The Generics division expects a subdued business development in the next two years as a result of intense competition. The potential margin loss might therefore lead to a decline in the operating result. For the Consumer Health Care division, we expect sales and the operating result to continue to grow strongly in the next two years and to exceed the growth of the global consumer health care market, which, according to the market research firm Nicholas Hall, is predicted to grow by 4% in the next five years.

Forecast for the Chemicals business sector According to the German Chemical Industry Association (VCI), the growth of the global chemical industry will accelerate to nearly 4% in 2006. For Germany, the VCI expects impetus from abroad to bring about further improvement. The competitiveness of export-oriented German companies is expected to increase and production output should grow by 2.5% in 2006. Following an upwards trend in 2005, the outlook for the chemical industry in Europe is also positive. Although high oil prices will have a dampening effect, production output is expected to increase by 3.0%. In the United States, expectations are only weakly positive as inflation risks and the current account deficit will slow down growth. Growth is expected to be significantly more dynamic in the countries of Asia, where production output should increase by 6.2%. Asia will play an even more important role for Merck in the future.

Sales and earnings growth for the Chemicals business sector will again be strongly influenced by the Liquid Crystals division in 2006 and 2007. The prospects for high-quality liquid crystals for large displays such as those used in televisions and PC monitors are still very positive: DisplaySearch, one of the leading market research firms, forecasts an average annual growth rate of 10% up to 2009 for the LCD market, and of even more than 25% in the area of LCD televisions. Parallel to this growth, we also expect to see dynamic developments in our Liquid Crystals division in the coming years, and as a result, increases in both sales and the operating result. The Pigments division is countering increasing competition with innovative effect pigments. Based on healthy forecasts for Xirallic® pigments and good developments in cosmetic products, we expect solid sales growth and a moderate increase in the operating result. In the Life Science & Analytics division, we expect the growth in sales to be similar to 2005 and the operating result to remain strong.

Dividend development Changes to our dividend policy are not planned. Based on our positive earnings expectations, the family of owners and our shareholders can again expect to receive an earnings-oriented dividend.

Long-term outlook Merck will remain an independent, global pharmaceutical and chemical company. Our future will be responsibly shaped by entrepreneurial employees committed to creating innovations that will benefit our customers and improve the quality of life of patients.

Corporate Governance

Joint Report of the Executive Board and the Supervisory Board according to section 3.10 of the German Corporate Governance Code

The German Corporate Governance Code entered into force in 2002. Since this Code is geared exclusively towards the conditions at a German stock corporation (Aktiengesellschaft), Merck KGaA had to independently examine and decide how it can be applied logically to a partnership limited by shares to serve the interests of the shareholders.

In order to enable the shareholders to compare the situation at other companies more easily, we have decided to base corporate governance on the conduct recommendations made by the Code Commission relating to management and supervision (governance) and to forego having our own, also permissible, code. With a few exceptions, the recommendations of the Code, the intent and meaning of which are applied, are complied with. To improve understanding, the following gives a general explanation of the KGaA company form followed by the specific situation at Merck.

Partnership limited by shares (Kommanditgesellschaft auf Aktien) "The partnership limited by shares (Kommanditgesellschaft auf Aktien or KGaA) is a company with its own legal personality, at which at least one partner has unlimited liability for the company's creditors (general partner) and the others hold an interest in the share capital without any personal liability for the company's debts (limited liability shareholders)" (Section 278 (1) of the German Stock Corporation Act (AktG)). It is therefore a hybrid of a German stock corporation (Aktiengesellschaft) and a limited partnership (Kommanditgesellschaft) with a focus on German stock corporation law. Distinctive differences to the Aktiengesellschaft include the presence of general partners, who essentially also manage the company's business activities, the absence of a management board and the restriction of rights and obligations of the supervisory board. In particular, the supervisory board is not responsible for appointing general partners or for regulating the terms and conditions of contracts, while at the Aktiengesellschaft it appoints the management board; at the KGaA, it also does not have the legal authority to issue rules of procedure for the executive board or a catalog of business transactions requiring approval. The KGaA also has some special features with regard to the Annual General Meeting; for example, many of the resolutions made require the approval of the general partners (section 285 (2) AktG), including the adoption of the annual financial statements (section 286 (1) AktG). A large number of the conduct recommendations contained in the Code, which is geared towards Aktiengesellschaften, can therefore only be applied to a KGaA as appropriate.

Merck KGaA The general partner E. Merck OHG holds around 73% of the total equity of Merck KGaA (equity interest); the limited liability shareholders hold the remainder, which is divided into shares (share capital). E. Merck OHG is excluded from the management of business activities. The general partners with no equity interest (Executive Board), on the other hand, manage business activities. Nevertheless, due to its substantial capital investment and unlimited personal liability, E. Merck OHG is an influential authority with a strong interest in compliance with procedures and efficiency of business operations at Merck KGaA. Merck KGaA's participation in the profits of E. Merck OHG in accordance with sections 26 et seq. of the Articles of Incorporation provides for further harmonization of the interests of the limited liability shareholders and E. Merck OHG. E. Merck OHG appoints and dismisses the Executive Board. Moreover, E. Merck OHG has created bodies – in addition to the expertise and activities of the Supervisory Board – to ensure that the Executive Board is monitored and advised. This applies primarily to the Board of Partners of E. Merck OHG. Based on the provisions of the German Stock Corporation Act, the Articles of Incorporation of Merck KGaA and the rules of procedure of the various committees, Merck KGaA has a set of regulations for the Executive Board and its supervision that meet the requirements of the Code. The investors, who carry the entrepreneurial risk, are protected as foreseen by the Code.

This is illustrated in the following chart.



Total capital Merck KGaA | € 496,459,954.06
Share capital | € 133,239,961.40
Equity interest | € 363,219,992.66
Limited liability shareholders
General partner
E. Merck OHG (with equity interest)
Annual General Meeting
Supervisory Board | 12 members
(sections 1,7 MitbestG)
Board of Partners E. Merck OHG | 9 members
— Human Resources Committee
— Finance Committee
General partners with no equity interest
(with power of management and representation)
= Executive Board Merck KGaA

Deviations from the Corporate Governance Code:

1. Contrary to section 3.8 (2), the Directors & Officers liability insurance policy, which Merck KGaA maintains for its committee members, does not include a deductible.
2. Contrary to section 4.2.4 sentence 1, only the salary of the general partners who are members of the Executive Board is broken down into fixed and variable components.
3. Contrary to section 4.2.4, sentence 2, the compensation paid to the general partners who are members of the Executive Board is not reported on an individualized basis.
4. Contrary to section 5.4.7 (1), sentence 3, compensation for committee membership is not considered separately.
5. Contrary to section 5.4.7 (3), the compensation paid to the members of the Supervisory Board is not reported on an individualized basis.

Main features of the Executive Board compensation system and structure of the stock option program
(Section 4.2.3 of the German Corporate Governance Code)

The compensation of the general partners who comprise the Executive Board of Merck KGaA, is composed of salary payments (fixed portion), profit participation and additions to pension provisions. Profit participation is based on the rolling three-year average of profit after tax. Payments in fiscal year 2005 were as follows: fixed salaries € 2.8 million, profit sharing (based on the results of 2005, 2004 and 2003) € 8.7 million. This compensation is borne by the general partner E. Merck OHG.

Merck KGaA's Annual General Meeting in 2000 resolved a stock option program for senior executives, in which members of the Executive Board also participate. From the maximum of 2,200,000 stock options, 2,153,500 were issued in two separate tranches. The program is thus fully utilized. The members of the Executive Board held 198,000 stock options from the first tranche and 209,750 from the second tranche; 32,250 stock options have expired.

The term of the program ends after six years, i.e. in 2006 for the first tranche and 2008 for the second tranche. Both tranches have a minimum vesting period of 25 months. Subscription rights may only be exercised after the minimum vesting period has expired, if the closing price as of the balance sheet date is at least 30% higher than the exercise price. The exercise price is the mean value of the Merck share during the 30 trading days prior to the date of issue of the stock rights. One option therefore has – subject to the continuity of its minimum price – a realizable value amounting to the difference between the exercise price and the current share price after exercise. Stock options may not be exercised during the two calendar weeks prior to publication of the first and third quarterly reports, or during the eight calendar weeks prior to publication of the half-yearly or annual reports. The exercise provisions may only be amended for the purpose of antidilution protection within capital measures.

Since October 2002, the options in the first tranche could be exercised at an exercise price of € 37.41, provided that Merck shares had reached a price of at least € 48.63. Since May 2004, the stock options in the second tranche could be exercised at an exercise price of € 34.35, provided that Merck shares have reached a price of at least € 44.66. Since then, this has been the case several times. The Members of the Executive Board exercised their share options to the full extent possible.

Board of Partners of E. Merck OHG

Dr. Frank Stangenberg-Haverkamp (Chairman)
Jon Baumhauer (Vice Chairman) | Dr. Karl-Ludwig Kley
Karl-Heinrich Kraft | Prof. Dr. Dr. h.c. Rolf Krebs (as of July 1, 2005) | Albrecht Merck
Dr. Arend Oetker | Dr. Norbert Schweickert | Prof. Dr. Wilhelm Simson
Peter Zühlsdorff (until June 30, 2005)

Ownership, purchase or sale of shares in the company by members of the Executive Board and the Supervisory Board
(Section 6.6 of the German Corporate Governance Code)

As of December 31, 2005, the members of the Executive Board and the Supervisory Board held 30,325 shares. Their total ownership represents less than 1% of the issued shares of Merck KGaA.

The following information relating to the purchase and sale of non-par-value shares of Merck KGaA (ISIN: DE 000 659 990 5) by general partners of Merck KGaA in 2005 is being disclosed. Merck KGaA was not notified of any reportable transactions by Supervisory Board members.

Name	Transactions	Trading date	Number	Exercise price (€)	Share price (€)
Dr. Michael Römer	Exercise of option	Feb. 17, 2005	45,500	37.41	53.44
	Exercise of option	Feb. 17, 2005	48,500	34.35	53.44
	Sale	Feb. 18, 2005	94,000		55.07
Dr. Michael Becker	Exercise of option	April 29, 2005	30,500	37.41	59.19
	Sale	April 29, 2005	5,500		58.56
	Exercise of option	May 2, 2005	32,250	34.35	60.00
	Sale	May 2, 2005	38,747		60.02
	Sale	May 4, 2005	7,253		60.05
Prof. Dr. Bernhard Scheuble	Exercise of option	Feb. 17, 2005	61,000	37.41	53.44
	Exercise of option	Feb. 17, 2005	64,500	34.35	53.44
	Sale	Feb. 18, 2005	125,500		55.07
Prof. Dr. Thomas Schreckenbach	Exercise of option	Feb. 17, 2005	30,500	37.41	53.44
	Sale	Feb. 18, 2005	30,500		55.07
	Exercise of option	March 1, 2005	32,250	34.35	57.30
	Sale	March 1, 2005	32,250		57.39
Dr. Jan Sombroek	Exercise of option	Feb. 17, 2005	30,500	37.41	53.44
	Sale	Feb. 18, 2005	30,500		55.07
	Exercise of option	Feb. 21, 2005	32,250	34.35	57.00
	Sale	Feb. 22, 2005	30,950		56.99

The shares purchased or sold by the general partners derived from the stock option program for senior executives of Merck KGaA.

Remuneration of Supervisory Board Members
(Section 5.4.7 of the German Corporate Governance Code)

Subject to the approval of the Annual General Meeting on the proposed distribution of a € 0.85 dividend per share, the remuneration of the Supervisory Board in 2005 amounting to € 293 thousand consists of a fixed portion of € 95 thousand and a variable portion of € 198 thousand.

Report of the Supervisory Board

During fiscal year 2005, the Executive Board provided the Supervisory Board with regular written and verbal reports on the business development of Merck KGaA and the Merck Group. In particular, the Supervisory Board was informed about the market and sales situation of the company against the background of macroeconomic development, the financial position of the company and its subsidiaries, as well as their earnings development and corporate planning. Important business policy matters were discussed in four joint meetings with the Executive Board. At its meeting on July 20, 2005, the Supervisory Board carried out an extensive examination of the efficiency of its activities: The results were positive. No Supervisory Board committees were set up.

The annual financial statements of Merck KGaA, the consolidated financial statements of the Merck Group and the management reports for Merck KGaA and the Merck Group, including the accounts, were audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft. The auditors issued an unqualified audit certificate on the annual financial statements and management report for Merck KGaA in accordance with German Auditing Standards. The auditors issued the auditor's certificate, reproduced in the Annual Report of the Merck Group, in accordance with International Financial Reporting Standards as well as German Auditing Standards, for the consolidated financial statements prepared in accordance with International Accounting Standards. In addition, the auditors audited the calculation of Merck KGaA's participation in the profits of E. Merck OHG in accordance with Art. 27 (3) of the Articles of Incorporation. The annual financial statements of Merck KGaA, the consolidated financial statements of the Merck Group, the management reports for Merck KGaA and the Merck Group, and the proposal by the Executive Board for the appropriation of net retained profits were presented and distributed to the Supervisory Board, together with the auditor's reports.

In accordance with Art. 14 (2) of the Articles of Incorporation, the Supervisory Board also examined the annual financial statements of Merck KGaA, the management report for Merck KGaA, the proposal for the appropriation of net retained profits and the auditor's report presented in accordance with Art. 27 (3) of the Articles of Incorporation. It also examined the consolidated financial statements of the Merck Group, the management report for the Merck Group, and took note of the auditor's report of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

The discussion of the relevant agenda item at the Supervisory Board's meeting on February 15, 2006, to approve the financial statements was also attended by the auditors signing the audit opinion on the annual financial statements of Merck KGaA and the consolidated financial statements of the Merck Group, who reported on their audit. The Supervisory Board took note of and approved the results of the audit. On completion of its examination, the Supervisory Board found no objections and thus approves the annual financial statements and management report for Merck KGaA, the consolidated financial statements of the Merck Group and the management report of the Merck Group prepared by the Executive Board, as well as the report presented by the auditors in accordance with Art. 27 (3) of the Articles of Incorporation. The Supervisory Board gives its consent to the proposal for the appropriation of net retained profits.

Mr. Peter Zühlsdorff, who was a member of Merck KGaA's Supervisory Board since it was set up in 1995, resigned as Chairman of this body with effect from December 31, 2005. The general partner E. Merck OHG, the Supervisory Board and the Executive Board expressed their thanks to Mr. Zühlsdorff. They acknowledged Mr. Zühlsdorff's support of the development of the company from a family-run general partnership into a listed partnership limited by shares (*Kommanditgesellschaft auf Aktien*). They additionally emphasized his extensive business experience, which he applied to serve the company. On October 24, 2005, Professor Dr. Wilhelm Simson was elected Chairman of the Supervisory Board with effect from January 1, 2006.

Darmstadt, February 15, 2006
The Supervisory Board of Merck KGaA

W. Simson

Prof. Dr. Wilhelm Simson
Chairman

Supervisory Board of Merck KGaA

Prof. Dr. Wilhelm Simson, Chairman | Flavio Battisti*, Vice Chairman
Jon Baumhauer | Klaus Brauer* | Claudia Flauaus* | Michael Fletterich*
Dr. Michael Kasper* | Dr. Karl-Ludwig Kley | Albrecht Merck | Dr. Arend Oetker
Osman Ulusoy* | Peter Zühlsdorff

*Employee representative

Merck Group Consolidated Financial Statements
as of December 31, 2005

Income Statement

▶ Notes to the Income Statement: see page 88

€ million	Note	2005	2004
Sales	[1]	5,870.3	5,859.3
Sales of discontinued operations (Laboratory Distribution)			−582.3
Intragroup sales (Laboratory Distribution)			62.5
Sales of continuing operations		5,870.3	5,339.5
Cost of sales	[2]	−2,369.5	−2,249.3
Gross margin		3,500.8	3,090.2
Marketing and selling expenses	[3]	−1,467.6	−1,335.8
Administration expenses	[4]	−354.7	−329.2
Other operating income and expenses	[5]	−181.1	−146.7
Research and development	[6]	−713.0	−599.0
Patent and license revenues	[7]	97.1	134.6
Investment result	[8]	1.8	6.6
Amortization of goodwill	[9]		−65.8
Operating result (continuing operations)		883.3	754.9
Exceptional items	[10]	72.3	−19.7
Earnings before interest and tax (EBIT) (continuing operations)		955.6	735.2
Result of discontinued operations (Laboratory Distribution)	[11]		21.3
Exceptional items from discontinued operations (Laboratory Distribution)	[10]		287.0
Earnings before interest and tax (EBIT)		955.6	1,043.5
Financial result	[12]	−62.2	−82.7
Profit before tax		893.4	960.8
Income tax	[13]	−220.7	−288.9
Profit after tax		672.7	671.9
Minority interest	[14]	−13.8	−13.3
Net profit after minority interest		658.9	658.6
Earnings per share (in €) basic	[15]	3.45	3.47
Earnings per share (in €) diluted	[15]	3.45	3.47

Balance Sheet

▶ Notes to the Balance Sheet: see page 93

€ million	Note	Dec. 31, 2005	Dec. 31, 2004
Current assets			
Cash and cash equivalents	[16]	1,321.7	326.0
Marketable securities and financial assets	[17]	154.2	49.5
Trade accounts receivable	[18]	1,161.3	960.9
Inventories	[19]	1,121.7	1,023.2
Other current assets	[20]	175.3	152.6
Tax receivables	[21]	97.4	100.1
		4,031.6	2,612.3
Non-current assets			
Intangible assets	[22]	986.4	949.0
Property, plant and equipment	[23]	1,858.0	1,856.3
Investments at equity	[24]	1.5	41.4
Non-current financial assets	[24]	69.6	79.0
Other non-current assets	[20]	65.6	9.9
Deferred tax assets	[13]	268.1	205.6
		3,249.2	3,141.2
TOTAL ASSETS		7,280.8	5,753.5
Current liabilities			
Current financial liabilities	[25]	291.3	101.5
Trade accounts payable	[26]	608.0	504.3
Other current liabilities	[27]	546.8	447.7
Tax liabilities	[28]	172.2	167.8
Current provisions	[29]	182.1	224.1
		1,800.4	1,445.4
Non-current liabilities			
Non-current financial liabilities	[25]	654.0	216.2
Other non-current liabilities	[27]	9.0	8.1
Non-current provisions	[29]	218.5	180.7
Provisions for pensions and other post-employment benefits	[30]	1,229.6	1,058.9
Deferred tax liabilities	[13]	40.2	44.6
		2,151.3	1,508.5
Net equity	[31]		
Equity capital		496.5	494.7
Reserves		2,780.2	2,263.0
Minority interests		52.4	41.9
		3,329.1	2,799.6
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		7,280.8	5,753.5

Segment Reporting

▶ Notes to the Segment Reporting: see page 111

	Ethicals		Generics		Consumer Health Care		Pharmaceuticals		Liquid Crystals	
€ million	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
External sales	1,722.6	1,503.7	1,796.1	1,596.7	375.6	351.6	3,894.2	3,452.0	739.1	582.9
External sales (continuing operations)	1,722.6	1,503.7	1,796.1	1,596.7	375.6	351.6	3,894.2	3,452.0	739.1	582.9
Gross margin (continuing operations)	1,283.1	1,113.5	898.3	762.0	244.3	230.4	2,425.7	2,105.9	477.3	375.0
Operating result (continuing operations)	166.7	137.1	237.6	214.0	50.0	39.6	454.3	390.7	346.0	299.4
Operating result	166.7	137.1	237.6	214.0	50.0	39.6	454.3	390.7	346.0	299.4
Exceptional items	–	29.6	–	–8.1	–	–		21.6	–10.0	–
Earnings before interest and tax (EBIT)	166.7	166.7	237.6	206.0	50.0	39.6	454.3	412.3	336.0	299.4
Net operating assets	1,138.7	1,096.1	997.9	994.8	280.3	275.1	2,416.8	2,366.0	802.4	574.0
Segment liabilities	271.2	231.1	364.1	303.8	53.4	43.6	688.7	578.5	80.5	48.9
Capital spending on property, plant and equipment	60.5	59.2	37.8	38.5	5.9	4.1	104.2	101.8	92.6	56.4
Investments in intangible assets	3.5	8.1	9.2	9.4	0.8	0.7	13.5	18.2	16.9	0.4
Free cash flow	117.6	296.6	244.2	58.7	44.4	43.0	406.1	398.3	165.6	250.0
Research and development	442.0	380.6	127.8	100.9	9.6	9.9	579.5	491.4	69.2	45.2

	Germany		France		Rest of Europe	
€ million	2005	2004	2005	2004	2005	2004
External sales by customer location	562.3	557.8	802.8	796.6	1,362.0	1,311.2
External sales by company	860.8	806.7	915.8	927.1	1,161.9	1,115.5
Intragroup sales with other regions	1,048.8	910.1	97.6	107.9	143.3	125.1
Operating result	193.8	184.4	138.0	151.7	143.7	75.7
Exceptional items	28.1	132.3	–	–	115.9	–41.2
Earnings before interest and tax (EBIT)	221.9	316.7	138.0	151.7	259.6	34.5
Net operating assets	1,518.3	1,598.4	524.8	540.9	935.6	846.9
Capital spending on property, plant and equipment	129.7	122.5	17.0	11.3	25.0	26.5
Investments in intangible assets	18.8	8.2	3.6	2.8	5.1	6.4
Research and development	378.6	296.7	129.9	134.6	58.6	51.2
Number of employees	9,463	9,090	2,754	2,907	4,479	4,123

Pigments		Life Science & Analytics		Chemicals		Discontinued Operations (Laboratory Distribution)		Corporate and Other		Group	
2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
339.0	330.5	822.2	773.7	1,900.3	1,687.1	–	582.3	75.8	137.9	5,870.3	5,859.3
339.0	330.5	822.2	773.7	1,900.3	1,687.1	–	–	75.8	200.4	5,870.3	5,339.5
175.8	179.1	405.4	373.4	1,058.5	927.5	–	–	16.6	56.8	3,500.8	3,090.2
43.8	48.3	102.2	72.4	492.1	420.1	–	–	–63.1	–55.9	883.3	754.9
43.8	48.3	102.2	72.4	492.1	420.1	–	21.3	–63.1	–55.9	883.3	776.1
–	–	–	–	–10.0	–	–	–	82.3	245.8	72.3	267.3
43.8	48.3	102.2	72.4	482.1	420.1	–	21.3	19.2	189.9	955.6	1,043.5
433.0	432.2	677.2	702.7	1,912.6	1,708.9	–	–	55.7	157.4	4,385.2	4,232.3
60.6	47.8	117.3	89.1	258.4	185.8	–	–	45.0	29.1	992.1	793.4
28.1	27.5	38.6	30.4	159.3	114.3	–	2.4	4.1	15.8	267.6	234.3
0.4	0.6	1.0	1.4	18.3	2.4	–	–	0.1	0.2	31.9	20.8
54.2	57.6	137.6	101.8	357.4	409.4	–	40.7	–106.5	1,040.6	657.0	1,889.0
32.7	30.5	30.1	26.9	132.0	102.6	–	–	1.5	5.0	713.0	599.0

North America		Latin America		Asia		Rest of World		Group	
2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
850.2	1,142.0	463.8	381.1	1,341.8	1,225.4	487.4	445.2	5,870.3	5,859.3
809.6	1,103.6	435.4	360.1	1,237.8	1,132.1	449.0	414.2	5,870.3	5,859.3
68.4	37.9	6.9	4.6	31.7	28.7	40.7	58.4	1,437.4	1,272.7
122.9	92.8	66.7	57.0	176.3	167.7	41.9	46.8	883.3	776.1
–67.3	176.2	–	–	–4.6	–	0.2	–	72.3	267.3
55.6	269.1	66.7	57.0	171.7	167.7	42.1	46.8	955.6	1,043.5
470.2	434.2	235.4	179.6	561.4	502.8	139.5	129.5	4,385.2	4,232.3
20.7	23.2	12.7	8.0	54.3	34.9	8.3	7.9	267.6	234.3
0.9	0.9	0.3	0.5	2.5	1.0	0.7	1.0	31.9	20.8
108.8	88.2	4.3	2.8	24.0	19.4	8.8	6.1	713.0	599.0
2,745	2,901	3,504	3,331	4,804	5,254	1,384	1,271	29,133	28,877

Cash Flow Statement

▶ Notes to the Cash Flow Statement: see page 112

€ million	Note	2005	2004
Profit after tax		672.7	671.9
Depreciation and amortization (non-current assets)		289.5	375.0
Changes in inventories		-56.0	-79.5
Changes in trade receivables		-180.4	-119.1
Changes in trade payables		90.6	95.5
Changes in provisions		-0.4	2.1
Changes in other assets and liabilities from operating activities		54.5	-0.9
Gains/Losses on disposal of assets		-135.0	-339.3
Other non-cash income and expenses		-3.0	-22.9
Net cash flows from operating activities	[32]	732.5	582.8
thereof: *discontinued operations (Laboratory Distribution)*		-	42.4
Purchase of intangible assets		-31.9	-20.8
Purchase of property, plant and equipment		-267.6	-234.3
Purchase of non-current financial assets/Changes in companies consolidated		-67.9	-98.7
Disposal of assets		280.5	1,665.4
Changes in securities		11.4	-5.4
Changes in other financial assets		-119.7	-
Net cash flows from investing activities	[33]	-195.2	1,306.2
thereof: *discontinued operations (Laboratory Distribution)*		-	-1.7
Dividend payments		-57.8	-44.2
Capital increase		23.7	38.2
Profit transferred to and reserve appropriation by E. Merck OHG		-177.2	-161.1
Changes in liabilities to E. Merck OHG		199.5	65.0
Bonds issued		495.5	-
Changes in current and non-current financial liabilities		-41.2	-1,621.7
Other changes from financing activities		-2.1	-1.2
Net cash flows from financing activities	[34]	440.4	-1,725.0
Changes in cash and cash equivalents		977.7	164.0
Changes in cash and cash equivalents due to currency translation		17.8	-6.6
Changes in cash and cash equivalents due to changes in companies consolidated		0.2	-85.2
Cash and cash equivalents as of January 1		326.0	253.8
Cash and cash equivalents as of December 31	[35]	1,321.7	326.0

Free Cash Flow

€ million	Note	2005	2004
Net cash flows from operating activities		732.5	582.8
Purchase of intangible assets		-31.9	-20.8
Purchase of property, plant and equipment		-267.6	-234.3
Purchase of non-current financial assets/Changes in companies consolidated		-67.9	-98.7
Disposal of assets		280.5	1,665.4
Changes in securities		11.4	-5.4
Free cash flow	[36]	657.0	1,889.0

Presentation of Comprehensive Income

€ million	2005		2004	
Profit after tax		672.7		671.9
Gains/Losses recognized immediately in equity (other comprehensive income)				
Surplus/Deficit from the fair value measurement of financial instruments	0.3		0.6	
Actuarial gains/losses from defined benefit pension commitments and similar obligations	–113.6		–14.8	
Deferred taxes on gains/losses recognized immediately in equity	25.4		13.6	
Currency translation difference	155.3	67.4	25.6	25.0
Comprehensive income		740.1		696.9

Statement of Changes in Net Equity including Minority Interest

€ million	Equity capital		Reserves				
	General partner's equity Merck KGaA	Subscribed capital Merck KGaA	Capital reserves (share premium) Merck KGaA	Retained earnings/Net retained profits/Consolidated items	Other Comprehensive Income	Minority interest	Total
Balance as of January 1, 2004	363.2	128.7	1,766.5	425.4	–442.8	29.2	2,270.2
Profit after tax	–	–	–	658.6	–	13.3	671.9
Dividend payments	–	–	–	–39.6	–	–4.6	–44.2
Profit transfers to/from E. Merck OHG including transfers to reserves	–	–	–	–161.1	–	–	–161.1
Capital increase due to the exercise of stock options	–	2.8	35.4	–	–	–	38.2
Other changes in equity	–	–	–	–	25.0	–	25.0
Changes in companies consolidated/Other	–	–	–	–4.4	–	4.0	–0.4
Balance as of December 31, 2004	363.2	131.5	1,801.9	878.9	–417.8	41.9	2,799.6
Balance as of January 1, 2005	363.2	131.5	1,801.9	878.9	–417.8	41.9	2,799.6
Profit after tax	–	–	–	658.9	–	13.8	672.7
Dividend payments	–	–	–	–51.0	–	–6.8	–57.8
Profit transfers to/from E. Merck OHG including transfers to reserves	–	–	–	–177.2	–	–	–177.2
Capital increase due to the exercise of stock options	–	1.7	22.0	–	–	–	23.7
Other changes in equity	–	–	–	–	67.4	–	67.4
Changes in companies consolidated/Other	–	–	–	–2.8	–	3.5	0.7
Balance as of December 31, 2005	363.2	133.2	1,823.9	1,306.8	–350.4	52.4	3,329.1

Notes

Preliminary remarks The accompanying consolidated financial statements have been prepared with Merck KGaA – which manages the operations of the Merck Group – as parent company. These financial statements are published in the German Federal Gazette (*Bundesanzeiger*) and filed with the Commercial Register of Darmstadt under the number HRB 6164. In accordance with the provisions of the German financial reporting disclosure law (*Publizitätsgesetz*), consolidated financial statements are also prepared for E. Merck OHG, the general partner of Merck KGaA with an equity interest of 73.2 %. The financial statements of E. Merck OHG include Merck KGaA and its subsidiaries. They are also published in the Federal Gazette and filed with the Commercial Register of Darmstadt under the number HRA 3614.

Application of International Financial Reporting Standards (IFRS) The consolidated financial statements of the Merck Group – with Merck KGaA as parent company – have been prepared in accordance with consistent accounting policies. The International Financial Reporting Standards (IFRS) that are in force on the balance sheet date and have been adopted for use in the European Union have been applied. We do not expect the standards that have not yet come into force to have a material impact on the consolidated financial statements. Only in the case of IAS 19 (Employee Benefits), the most recent revisions to which take effect for fiscal years as of 2006, did we make use of the possibility to apply the standard in advance. The associated changes relate mainly to the treatment of actuarial gains and losses in connection with pension obligations. These have so far been accounted for in accordance with the 10% corridor method under IAS 19.92 and are recognized as income or expense to the extent that they exceed the corridor.

With the new ruling, Merck has made use of the option to recognize all actuarial gains and losses in equity as soon as they are incurred. By applying the new method, we are increasing the level of information provided by our balance sheet, as elements of our pension obligations which were previously not taken into account are now reported in the balance sheet. The new standard is to be applied retroactively. Therefore the previous year's figure must be adjusted and stated on a comparable basis. As a result, the pension provisions of the Merck Group reported as of December 31, 2004 increased by € 127.8 million while equity decreased by € 95.2 million after the deduction of deferred taxes. The opening balance of equity on January 1, 2004 was reduced by € 92.6 million due to the adjustment. It was not necessary to adjust the 2004 income statement since the impact on the Merck Group as a whole was negligible.

The new standard IFRS 3 as well as the revised versions of IAS 36 and IAS 38 were applied for the first time in full in the reporting period. In accordance with the transitional provisions, these standards were already applied in 2004 for acquisitions made after March 31, 2004. As a result of the changes, goodwill is no longer amortized, but subjected to an annual impairment test instead. In 2004, the consolidated financial statements included goodwill amortization of € 65.8 million (for continuing operations).

The changes resolved by the IASB within the scope of the so-called "Improvement Projects" were applied for the first time in the fiscal year. With the exception of the change in the presentation of the balance sheet as prescribed by IAS 1, this had no material effects on the consolidated financial statements of the Merck Group. IAS 1 ("Presentation of Financial Statements") requires entities to present current and non-current assets and current and non-current liabilities separately on the face of the balance sheet.

In connection with the new structure of the balance sheet, the definitions of individual balance sheet items have changed. On the assets side of the balance sheet, cash and cash equivalents are mainly affected. Marketable securities and monetary deposits, which were previously classified as cash and cash equivalents, are now presented separately. On the liabilities side, the main changes relate to accruals for outstanding invoices and accrued reductions in sales revenues, which are now disclosed under trade account payables instead of provisions, as well as to accruals for personnel expenses, which are now disclosed under other liabilities instead of provisions. In addition, items resembling loans, which were previously disclosed under other liabilities, are now recorded under financial liabilities. The new balance sheet structure has led to a change in balance-sheet-related key indicators such as gearing, ROCE and free cash flow. The previous year's figures are presented accordingly on a comparable basis.

The first-time adoption of IFRS 5 had no impact on the consolidated financial statements. Following the sale of the Laboratory Distribution business sector (VWR) in April 2004, this segment is reported as a discontinued operation in accordance with IAS 35. The presentation has been maintained in the current fiscal year to permit a comparison with the previous year. Sales, expenses and earnings before interest and tax (EBIT) are presented for continuing operations. VWR's contribution to the operating result and the capital gain from the divestiture of VWR are reported separately.

Companies consolidated Including the parent company Merck KGaA, Darmstadt, 168 companies are fully consolidated in the annual financial statements of the Merck Group. A further 2 associates are included using the equity method. 32 investments are not consolidated due to secondary importance and a further 25 investments are not consolidated due to the absence of control and are disclosed under non-current financial assets. In 2005, 16 companies were included in the consolidated financial statements for the first time and 19 companies were deconsolidated, primarily as a result of the disposal of the Electronic Chemicals division.

At the end of February 2005, Merck (Liquid Crystals division) acquired Avecia's (United Kingdom) business with organic light-emitting diodes (OLEDs) for € 49.3 million in cash. The core of this transaction was the acquisition of a 100% interest in Covion Organic Semiconductors GmbH, Frankfurt. The first-time consolidation took place on March 1, 2005.

The cash sale of our Electronic Chemicals business closed in mid-April. This business was deconsolidated as of April 1, 2005. The proceeds from this disposal amounted to € 270 million. The sale led to the deconsolidation of 10 fully consolidated interests and one interest carried at equity.

Overall, the changes in the companies consolidated due to acquisitions and disposals of companies had the following effects on the consolidated balance sheet:

€ million	Acquisitions/ First-time consolidations	Disposals/ Deconsolidations
Goodwill	–	–0.8
Other intangible assets	54.5	–0.3
Property, plant and equipment	1.9	–59.7
Other non-current assets	–	–2.1
Cash and cash equivalents	0.2	–5.9
Other current assets	3.6	–56.5
Current and non-current liabilities	10.8	–62.8

Including acquisitions in 2005 as well as acquisitions that were only recorded on a pro rata basis in the previous year as well as intraperiod disposals, the impact on sales and the operating result in the fiscal year was as follows:

€ million	Acquisitions/ First-time consolidations	Disposals/ Deconsolidations
Sales (for continuing operations)	8.8	–124.9
Operating result (for continuing operations)	–0.2	–14.3

Consolidation methods The consolidated financial statements are based on the single-entity financial statements of the consolidated companies as of December 31, 2005, which were prepared applying consistent accounting polices in accordance with IFRS and audited by independent auditors.

Acquisitions are accounted for using the purchase method in accordance with IFRS 3. Subsidiaries consolidated for the first time in the reporting period are measured at the carrying values at the time of acquisition on the basis of corresponding interim financial statements. Resulting differences are recognized as assets and liabilities to the extent that their fair values differ from the values actually carried in the financial statements. Any remaining difference is recognized as goodwill within intangible assets, which is subjected to a regular impairment test. To the extent that this measurement results in lower fair values, any impairment is recognized in income.

Intragroup sales, expenses and income, as well as all receivables and payables between the consolidated companies, were eliminated. The carrying value of assets from intragroup deliveries reported under non-current assets and inventories was adjusted by eliminating any intragroup profits.

Currency translation In accordance with IAS 21 (The Effects of Changes in Foreign Exchange Rates), assets and liabilities are translated at the closing rate, and income and expenses are translated at weighted average annual rates to euros, the reporting currency. If Group companies are deconsolidated, existing currency differences are reversed and recognized in income.

The functional currency concept applies to the translation of financial statements of consolidated companies prepared in foreign currencies. The majority of the Merck Group companies conduct their operations independently. The functional currency of these companies is the respective local currency. Business transactions that are conducted in currencies other than the local currency are recorded using the current exchange rate on the date of the transaction. Foreign currency monetary items (cash and cash equivalents, receivables and payables) in the single-entity financial statements of the consolidated companies prepared in the local currency are translated at the respective closing rates. Exchange differences from the translation of monetary items are recognized in income. Hedged items are likewise carried at the closing rate in accordance with IAS 21. The resulting gains or losses are eliminated in the income statement against offsetting amounts from the fair value measurement of derivatives. Non-monetary items denominated in foreign currencies are carried at historical cost.

Goodwill in the context of foreign entities is translated at the closing rate. In accordance with the transitional provisions, goodwill arising prior to the date of first application of IFRS 3 (March 31, 2004) continues to be stated in euros, the reporting currency of the Group.

The income statement contains exchange rate losses of € 4.9 million from financing activities (previous year: € 0.8 million exchange rate losses). These are reported in the financial result. Translation losses from operating activities amounted to € 2.8 million, and primarily related to the exchange rate development of the Korean won (previous year: € 4.2 million exchange rate gains from the Japanese yen). These exchange differences are included in other operating income and expenses.

Accounting Policies

The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates when reporting and measuring assets and liabilities. These are reviewed on an ongoing basis. Changes are prospectively recorded in the reporting period or in future periods. Assumptions and estimates are made in particular in connection with the measurement of goodwill and provisions. The material assumptions and parameters for the estimates made are disclosed in the Notes.

Recognition of sales revenue and other revenue Sales are recognized net of rebates, discounts and related taxes. They are deemed realized once the goods are delivered, the services have been rendered or the material opportunities and risks of ownership have been transferred. In addition, payment must be sufficiently probable. Sales also include revenue from services, but the volume involved is insignificant. Interest revenue is recognized on a time-proportionate basis using the effective rate method. Compensation for use of assets by others and license royalties are recognized either immediately or on an accruals basis, depending on the substance of the relevant agreements. Dividend revenue is recognized when the shareholders' right to receive the dividend is established. This is normally the date of the dividend resolution.

Research and development The breakdown of research and development by business sectors and regions is presented under "Segment Reporting". In addition to the costs of research departments and process development, this item also includes the cost of purchased services and the cost of clinical trials. The costs of research and development are expensed in full in the period in which they are incurred. Development expenses in the Pharmaceuticals business sector cannot be capitalized since the high level of risk up to the time that pharmaceutical products are marketed means that the requirements of IAS 38 are not satisfied in full. Costs incurred after regulatory approval are insignificant. In the same way, the risks involved until products are marketed means that development expenses in the Chemicals business sector cannot be capitalized. Reimbursements for R&D are offset against research and development costs.

Cash and cash equivalents Cash and cash equivalents are carried at their principal amount and include cash and monetary deposits with a maturity of normally 90 days from the date of acquisition.

Receivables and other assets Receivables and other assets are carried at amortized cost. Insofar as not covered by insurance, default risks are covered by write-downs. Non-interest-bearing or low-interest receivables are carried at their present value. Derivative financial assets are carried at fair value (see also "Financial Instruments").

Inventories Inventories are carried at cost using the weighted average method. In accordance with IAS 2, in addition to directly attributable unit costs, manufacturing costs also include overheads attributable to the production process, including an appropriate share of depreciation charges on production facilities, which are determined on the basis of normal capacity utilization of the production facilities. Financing costs are not included.

Inventories are written down if the net realizable value is lower than the acquisition or manufacturing cost carried in the balance sheet.

Intangible assets Acquired intangible assets are capitalized at cost and are classified as assets with finite and indefinite useful lives. Intangible assets acquired within the scope of business combinations are capitalized at fair value on the date of acquisition. Assets with a finite useful life are depreciated using the straight-line method. The useful lives of acquired concessions, property rights, licenses, patents, brand names, trademarks and software are between 3 and 15 years. Depending on the type of asset concerned, depreciation is allocated to the corresponding operating expense line in the income statement. If there are any indications of a decline in value, an impairment test is performed, and if necessary, impairment losses are recognized. Assets with indefinite useful lives are not amortized, but tested annually for impairment instead. Goodwill is likewise not amortized. For goodwill incurred prior to March 31, 2004, the fair value as of December 31, 2004 is measured at cost. Goodwill is tested annually for impairment. Goodwill is allocated to cash-generating units. A cash-generating unit is normally a segment as presented under "Segment Reporting". In a few cases, the cash-generating unit is a company or a business field (reporting level within a segment). The recoverable amount of a cash-generating unit is determined by using the discounted cash flow method. This method discounts future cash flows based on both a medium-term business plan and a long-term growth rate forecast. This growth rate depends on the particular business and is between 0% and 2%. The after-tax discount rates between 7.0% and 7.6% are based on the weighted average cost of capital applicable to the cash-generating units of the Pharmaceuticals and Chemicals business sectors. Necessary write-downs are determined by comparing the book value of the cash-generating unit with the recoverable amount.

Property, plant and equipment Property, plant and equipment is carried at the cost of acquisition or manufacture less depreciation. The component approach is applied here in accordance with IAS 16. Subsequent acquisition and manufacturing costs are only capitalized if it is probable that future economic benefits will arise for the Group and the cost of the asset can be measured reliably. The cost of manufacture of self-constructed property, plant and equipment is calculated on the basis of the directly attributable unit costs and an appropriate share of overheads, including depreciation and write-downs. Financing costs are not capitalized.

In the case of acquisitions denominated in foreign currencies, subsequent exchange rate movements do not affect the carrying value at the original cost of acquisition or manufacture.

In accordance with IAS 20, costs of acquisition or manufacture are reduced by the amount of government grants in those cases where government grants or subsidies have been paid for the acquisition or manufacture of assets (investment grants). Grants related to expenses which no longer offset future expenses are recognized in income.

Property, plant and equipment is depreciated by the straight-line method over the useful life of the asset concerned. The useful life applied to production buildings is a maximum of 33 years. Administration buildings are depreciated over a maximum of 40 years. The useful lives of machinery and technical equipment is between 8 and 20 years, and between 4 and 10 years for other facilities, factory and office equipment. The useful lives are reviewed regularly and adjusted if necessary. Impairment losses are charged in accordance with IAS 36 where required, and these are subsequently reversed if the original grounds for the impairment no longer apply.

Financial investments in real estate Assets of this category are of minor importance to the Merck Group and are therefore carried at cost.

Leasing Where assets are rented or leased and economic ownership lies with the Group company (finance lease), the asset is recorded at the lower of present value of the lease payments and fair value in accordance with IAS 17 and depreciated over its useful life. The corresponding payment obligations from future lease payments are recorded as liabilities.

Marketable securities, investments and other financial assets Marketable securities and financial assets are recorded in the balance sheet in accordance with IAS 39. Marketable securities and non-current financial assets classified as "available-for-sale" are generally carried at fair value. Unrealized gains and losses arising from changes in the fair value are recognized in equity. If the fair value of a security or financial asset cannot be reliably determined, the asset is carried at cost less any applicable write-downs. Held-to-maturity securities are valued at acquisition cost. The investments in subsidiaries reported under "Other investments" that are not consolidated due to their secondary importance are likewise carried at cost.

Interests in companies over which Merck has significant influence but does not control are normally included using the equity method of accounting and are recognized at amounts corresponding to their net equity. Associates of secondary importance are recognized at cost.

Non-interest-bearing or low-interest loans are carried at their present value, otherwise at amortized cost.

All securities and financial assets are subject to an impairment test whenever there is an indication that the asset may be impaired. The resulting write-downs are charged to income. If the reasons for the impairment no longer exist, the impairment is reversed. The carrying amount of the asset is increased to no more than the amortized cost.

Deferred taxes Deferred tax assets and liabilities result from temporary accounting differences in the IFRS and tax accounts of Group companies as well as from consolidation measures. In addition, deferred tax assets are recorded in particular for tax loss carryforwards in accordance with IAS 12. In accordance with the liability method, the tax rates applicable or enacted as of balance sheet date are used.

Liabilities Liabilities are generally carried at their repayment amount in accordance with IAS 39. Any differences arising between the amounts already paid and the amount payable at final maturity are amortized. Liabilities in foreign currencies are translated at the closing rates. Hedged items in foreign currency are likewise translated at the closing rates in accordance with IAS 21.

Provisions In accordance with IAS 37, provisions are recognized in the balance sheet for legal or de facto obligations if the net cash outflow used to settle the obligation is probable and can be reliably estimated. The carrying value of provisions takes into account the amounts used to cover future payment obligations, recognizable risks and uncertain obligations of the Group. Non-current provisions are discounted and carried at their present value.

Provisions for pensions and other post-employment benefits are recorded in the balance sheet in accordance with IAS 19. Depending on the legal, economic and fiscal circumstances prevailing in each country, different retirement benefit systems are provided for the employees of the Merck Group. In principle, these systems are based on length of service and salary of the employees. Pension obligations of the Merck Group include both defined benefit and defined contribution plans and comprise both obligations from current pensions and accrued benefits for pensions payable in the future.

In the Merck Group, defined benefit plans are funded and unfunded. The bulk of obligations from current pensions and accrued benefits for pensions payable in the future is covered by the provisions recognized in the balance sheet, while the rest is externally funded. These provisions also contain other post-employment benefits, such as accrued future health care costs for pensioners (U.S.A.).

The obligations of our companies under defined benefit plans are measured using the projected unit credit method. Under the projected unit credit method, dynamic parameters are taken into account in calculating the expected benefit payments after an insured event occurs; these payments are spread over the entire period of service of the participating employees. Actuarial valuations are prepared annually for this purpose. Actuarial gains and losses resulting from changes in actuarial assumptions and experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred) are recognized immediately in equity when they are incurred.

Notes to the Income Statement

[1] Sales In 2005, sales amounted to € 5,870.3 million. This corresponds to a slight increase of 0.2 % over 2004, which still included the pro rata share of sales by the divested Laboratory Distribution business sector. By contrast, sales generated by continuing operations increased by 9.9 %. Adjusted for the impact of currency and acquisitions, organic growth amounted to 10.8 %. Sales are presented by business sector, division and region under "Segment Reporting".

[2] Cost of sales The cost of sales includes the cost of manufactured products as well as goods purchased for resale. In accordance with IAS 2, the cost comprises overheads, including depreciation charges on production facilities, in addition to directly attributable costs, such as the cost of materials, staff and energy.

[3] Marketing and selling expenses In addition to the cost of sales and marketing departments and of the sales force, marketing and selling expenses include advertising, logistics and license costs. Suspense items for oncharged freight expenses amounting to € 9.7 million have been deducted from marketing and selling expenses (previous year: € 11.4 million). In addition, the net amount from commission expenses amounting to € 24.4 million (previous year: € 25.2 million) and commission income amounting to € 21.3 million (previous year: € 23.3 million) are also included in this item.

[4] Administration expenses Staff costs and material expenses of management and administrative functions are disclosed under this item unless they have been charged to other cost centers as internal services.

[5] Other operating income and expenses Other operating income and expenses can be broken down as follows:

€ million	2005	2004
Inventory adjustments	−63.2	−60.1
Exchange rate differences from operating activities	−2.8	4.2
Losses from disposals of assets/Impairment losses	−11.8	−20.1
Write-downs on receivables	−7.5	−4.8
Project costs	−27.8	−8.3
Premiums, fees and contributions	−34.6	−36.0
Other operating expenses	−127.9	−135.6
Gains from disposal of assets	10.8	17.9
Other operating income	83.7	96.1
	−181.1	−146.7

Other operating expenses primarily include expenses arising from restructuring, environmental protection and accidents, establishment of production as well as litigation expenses. This item also includes expenses from the formation of personnel-related provisions. Other operating income primarily includes income from the release of provisions and prior period income as well as income from ancillary operations.

[6] Research and development Reimbursements for R & D amounting to € 16.5 million (previous year: € 7.4 million) were offset against research and development costs.

[7] Patent and license revenues In 2005, Merck received an upfront payment of € 60.0 million from Takeda Pharmaceutical Company Limited to co-develop and co-market matuzumab, a humanized monoclonal antibody for cancer treatment. This item also includes income from an upfront payment of € 9.6 million for the outlicensing of an oral contraceptive from Merck to Organon NV as well as income from pharmaceutical active ingredients such as bisoprolol and metformin.

[8] Investment result

€ million	2005	2004
Dividend income from associates	0.2	1.7
Other investment income	1.6	4.9
	1.8	6.6

The previous year still included investment income from the BioMer joint venture, which was sold in the second quarter of 2004.

[9] Amortization of goodwill

€ million	2005	2004
Pharmaceuticals	–	–58.8
Chemicals	–	–7.0
	–	–65.8

Since January 1, 2005, goodwill is no longer amortized.

[10] Exceptional items Exceptional items comprise:

€ million	2005	2004
Gain on the disposal of the EC business	138.6	–
Income from the release of a provision for risks from the vitamins business	21.2	–
Litigation and settlement expenses	–77.5	–49.3
Impairment losses and restructuring charges	–10.0	–17.1
Gain on the disposal of BioMer	–	46.7
Exceptional items (continuing operations)	72.3	–19.7
Gain on the disposal of the Laboratory Distribution business sector	–	287.0
Exceptional items	72.3	267.3

Litigation and settlement expenses include additions to a provision for the risks from the pricing case involving our U.S. subsidiary Dey Inc., including the related costs of the proceedings and ongoing legal fees totaling € 67.5 million. This item also includes a payment of € 10 million to settle a dispute with a customer of the former Electronic Chemicals division. Impairment losses and restructuring charges include corresponding expenses in connection with the acquisition of Covion.

[11] Result of Discontinued Operations (Laboratory Distribution)

The contribution of the Laboratory Distribution business sector to the operating result of the Merck Group for the first three months of 2004 until its disposal in early April is reported in this item.

[12] Financial result

€ million	2005	2004
Interest income and similar income	31.4	16.6
Interest expenses and similar expenses	-33.6	-43.5
	-2.2	-26.9
Interest component of the addition to pension provisions and other provisions for staff costs	-55.1	-54.6
Exchange rate differences from financing activities	-4.9	-0.8
Measurement of interest rate derivatives	0.0	-0.4
	-62.2	-82.7

The interest result (net expenditure) improved further in 2005. This was the result of the high level of cash and cash equivalents, which are increasingly exceeding financial liabilities.

[13] Income tax

€ million	2005	2004
Taxes in the period under review on operating activities	-253.6	-246.6
Taxes in the period under review on exceptional items	-11.5	-65.6
Taxes for other periods	2.4	13.2
Deferred taxes on operating activities	16.0	9.0
Deferred taxes on exceptional items	26.0	1.1
	-220.7	-288.9
Tax rate	25%	30%
Tax rate before exceptional items	29%	32%

The tax expense consists of corporation and trade income taxes for the companies domiciled in Germany as well as comparable income taxes for foreign companies. Other taxes besides income taxes are contained in the other operating income and expenses. As a result of changes in tax rates at individual companies, a total deferred tax expense of € 1.1 million was recorded. Taxes for exceptional items relate mainly to taxes on the gain on the disposal of the Electronic Chemicals division and deferred tax assets from expenses to set up provisions for litigation in connection with the pricing case at Dey Inc., U.S.A.

The reconciliation between deferred tax assets and liabilities shown in the balance sheet and deferred taxes in the income statement is presented below:

€ million	2005	2004
Change in deferred tax assets (balance sheet)	62.5	-16.4
Change in deferred tax liabilities (balance sheet)	4.4	52.4
Deferred taxes credited/debited to equity	-25.4	-13.6
Changes in companies consolidated/Currency translation	0.5	-12.3
Deferred taxes (income statement)	42.0	10.1

As of the balance sheet date, tax loss carryforwards totaled € 90.4 million (previous year: € 150.4 million). Deferred tax assets are recognized for tax loss carryforwards only if realization of the related tax benefit is probable in the foreseeable future. The vast majority of these loss carryforwards have no expiry date or can be carried forward for up to 20 years. Deferred tax assets were not recognized for losses or loss carryforwards totaling € 78.4 million (previous year: € 64.7 million) since realization of the related tax benefits is not currently expected in the planning period. In 2005, the income tax burden was reduced by € 2.4 million due to the utilization of tax loss carryforwards and tax credits (previous year: € 19.9 million). Deferred tax assets amounting to € 264.4 million (previous year: € 191.0 million) were carried for deductible temporary differences.

Deferred tax assets and liabilities can be allocated to the following balance sheet items:

€ million	Dec. 31, 2005		Dec. 31, 2004	
	Assets	Liabilities	Assets	Liabilities
Intangible assets	9.7	5.7	6.3	3.2
Property, plant and equipment	2.8	54.0	3.0	57.4
Current and non-current financial assets	–	0.6	0.7	12.2
Inventories	53.4	8.3	53.9	6.6
Current and non-current receivables/Other assets	10.5	4.5	7.0	3.6
Provisions for pensions and other post-employment benefits	111.4	5.6	75.8	0.4
Current and non-current other provisions	118.9	5.1	81.8	1.0
Current and non-current liabilities	5.0	0.2	4.9	1.9
Tax loss carryforwards	3.7	–	14.6	–
Other	2.9	6.4	2.8	3.5
Netted deferred tax assets and liabilities	–50.2	–50.2	–45.2	–45.2
Total deferred taxes	268.1	40.2	205.6	44.6

The following table contains a reconciliation of the tax expense based on the theoretical tax rate for the Merck Group which would result from applying the regular tax rates of the individual German and foreign companies to the effective tax expense before exceptional items and the effective tax expense recognized in the income statement.

€ million	2005	2004
Consolidated profit before tax	893.4	960.8
Exceptional items	72.3	267.3
Consolidated profit before tax and exceptional items	821.1	693.5
Theoretical tax rate	30%	30%
Theoretical tax expense before exceptional items	–246.7	–209.1
Tax effect of non-deductible amortization of goodwill	–	–22.7
Tax effect of companies with a negative consolidated contribution	–13.9	–17.2
Taxes for other periods	2.4	13.2
Effect of deferred taxes on losses and other	23.0	11.4
Tax expense before exceptional items	–235.2	–224.4
Tax rate before exceptional items	29%	32%
Taxes for exceptional items	14.5	–64.5
Tax expense according to income statement	–220.7	–288.9
Tax rate according to income statement	25%	30%

[14] Minority interest Minority interest in net profit is primarily composed of the minority interests in Merck Marker Ltd., Pakistan, Merck Ltd., Thailand, Merck Génériques SCS, France, as well as the listed companies Merck Ltd., India and Merck Indonesia Group.

[15] Earnings per share Basic earnings per share are calculated by dividing the net profit after minority interest by the weighted average number of theoretical shares outstanding. The use of a theoretical number of shares takes into account the fact that the general partner's capital is not represented by shares. The division of the share capital in the amount of € 133.2 million into 51,246,139 shares results in the division of the general partner's capital in the amount of € 363.2 million into 139,699,997 theoretical shares. Under IAS 33, the 663,260 shares issued through the Merck stock option program in 2005 may only be included in basic earnings per share on a time proportionate basis from the date of their conversion.

	2005	2004
Earnings after minority interest (€ million)	658.9	658.6
Weighted average number of theoretical shares outstanding (in millions)	190.8	189.6
Basic earnings per share (€)	3.45	3.47

Diluted earnings per share are calculated by dividing the net profit after minority interest by the weighted average number of theoretical shares outstanding, plus all potentially dilutive shares. Potentially dilutive shares in the Merck Group are stock options under the Merck stock option program, provided that their exercise requirements are met at the balance sheet date. In this case, this relates to stock options from both tranches of Merck's stock option program. The resulting dilutive effect is not material. The diluted earnings per share thus correspond to the basic earnings per share. The weighted average number of shares to calculate the dilutive effect amounted to 190,938,321 shares.

Notes to the Balance Sheet

[16] Cash and cash equivalents This item comprises:

€ million	Dec. 31, 2005	Dec. 31, 2004
Cheques, cash and bank balances	228.1	158.8
Short-term cash investments	1,093.6	167.2
	1,321.7	326.0

Changes in cash and cash equivalents as defined by IAS 7 are presented in the cash flow statement. Short-term cash investments rose sharply in 2005. Apart from the high net cash flows from operating activities, the proceeds from the sale of the Electronic Chemicals business and the liquid assets from the bond issue were also transferred to a short-term high interest yielding investment.

[17] Marketable securities and financial assets This item comprises the following categories:

€ million	Dec. 31, 2005	Dec. 31, 2004
Held-to-maturity assets	24.3	15.0
Available-for-sale assets	129.9	34.5
	154.2	49.5

The following amounts in respect of marketable securities and other current financial assets were recognized in equity as of the balance sheet date:

€ million	Dec. 31, 2005	Dec. 31, 2004
Fair value	129.9	34.5
Amortized acquisition cost	-113.9	-34.5
Unrealized gains/losses	16.0	-

No reclassifications of assets were made across the individual categories during the fiscal year.

[18] Trade accounts receivable This item comprises:

€ million	Dec. 31, 2005	Dec. 31, 2004
Receivables from associates	-	-
Receivables from other affiliates	0.1	1.0
Receivables from third parties	1,161.2	959.9
	1,161.3	960.9

Write-downs of trade accounts receivable totaled € 34.8 million on December 31, 2005 (previous year: € 29.0 million).

[19] Inventories This item comprises:

€ million	Dec. 31, 2005	Dec. 31, 2004
Raw materials and production supplies	237.9	229.4
Work in progress, finished goods and goods purchased for resale	883.1	793.4
Advance payments	0.7	0.4
	1,121.7	1,023.2

Write-downs of inventories amounted to € 116.9 million as of the balance sheet date (previous year: € 102.1 million). The fair value of inventories that have been written down amounts to € 268.4 million (previous year: € 236.3 million). As of the balance sheet date, no inventories were used to secure liabilities. There were no significant contracts to be accounted for in accordance with IAS 11 (Construction Contracts) as of the balance sheet date.

[20] Other assets

This item comprises:

Other current assets

€ million	Dec. 31, 2005		Dec 31, 2004	
Other receivables				
from associates			–	
from other affiliates	1.5		1.8	
from third parties	78.0	79.5	67.7	69.5
Receivables from related parties		21.0		16.5
Derivative financial instruments		14.7		17.9
Prepaid expenses		24.0		21.4
Deferred pension payments		18.1		3.1
Other assets		18.0		24.2
		175.3		152.6

Other non-current assets

€ million	Dec. 31, 2005		Dec. 31, 2004	
Other receivables				
from associates	–		–	
from other affiliates	–		–	
from third parties	36.3	36.3	1.2	1.2
Prepaid expenses		3.2		2.9
Other assets		26.1		5.8
		65.6		9.9

In 2005, we reclassified our investment in Kanto Kagaku K.K., Japan from financial assets to other non-current assets, since the requirements for disclosure as an associate within the meaning of IAS 28 are no longer met. In addition, other receivables include a prepayment in connection with an acquisition. The position includes prepayments made or refund claims in connection with non-income-related taxes as well as claims in connection with duties and import fees. In addition, receivables in the form of profits resulting from co-marketing agreements with other companies for various products are recorded in this item. Employee loans as well as refund claims for social insurance payments are also taken into account here. Entitlements to premium refunds from insurance companies as well as interest deferrals are disclosed here.

[21] Tax receivables

Tax receivables amounted to € 97.4 million (previous year: € 100.1 million) and results from tax refund claims for tax prepayments that exceed the actual amount of tax payable for the past and prior fiscal years, and from refund claims for prior years owing to tax audits as well as withholding tax credits.

[22] Intangible assets

€ million	Patents, licenses and similar rights, as well as brands, trademarks/Other	Goodwill	Software	Advance payments	Total
Acquisition cost January 1, 2004	313.6	2,205.4	-	6.9	2,525.9
Currency translation	-1.1	19.9	-	-	18.8
Changes in companies consolidated	15.0	-763.1	-14.6	-	-762.7
Additions	11.9	0.3	4.5	4.1	20.8
Disposals	-4.2	-120.1	-7.5	-0.1	-131.9
Transfers	-92.7	5.3	99.6	-5.0	7.2
December 31, 2004	242.5	1,347.7	82.0	5.9	1,678.1
Accumulated depreciation, amortization and write-downs January 1, 2004	-216.3	-668.5	-	-	-884.8
Currency translation	0.8	-5.7	-	-	-4.9
Changes in companies consolidated	7.1	221.9	11.3	-	240.3
Amortization and write-downs	-17.1	-92.9	-14.1	-	-124.1
Disposals	3.0	37.6	7.3	-	47.9
Transfers	59.5	-	-63.1	-	-3.6
Write-ups	-	-	0.1	-	0.1
December 31, 2004	-163.0	-507.6	-58.5	-	-729.1
Net carrying amount as of December 31, 2004	79.5	840.1	23.5	5.9	949.0
Acquisition cost January 1, 2005	242.5	1,347.7	82.0	5.9	1,678.1
Adjustment for accumulated amortization of goodwill in accordance with IFRS 3	-	-507.6	-	-	-507.6
Currency translation	0.9	-0.7	3.0	0.1	3.3
Changes in companies consolidated	45.2	-0.5	-0.7	-0.2	43.8
Additions	19.7	0.3	5.2	6.7	31.9
Disposals	-11.0	-	-9.0	-0.8	-20.8
Transfers	-2.2	-	8.2	-4.3	1.7
December 31, 2005	295.1	839.2	88.7	7.4	1,230.4
Accumulated depreciation, amortization and write-downs January 1, 2005	-163.0	-507.6	-58.5	-	-729.1
Adjustment for accumulated amortization of goodwill against cost in accordance with IFRS 3	-	507.6	-	-	507.6
Currency translation	-1.2	-	-2.4	-	-3.6
Changes in companies consolidated	0.1	-	0.6	-	0.7
Amortization and write-downs	-25.9	-0.3	-12.6	-	-38.8
Disposals	10.7	-	9.0	-	19.7
Transfers	3.2	-	-3.7	-	-0.5
Write-ups	-	-	-	-	-
December 31, 2005	-176.1	-0.3	-67.6	-	-244.0
Net carrying amount as of December 31, 2005	119.0	838.9	21.1	7.4	986.4

In connection with the acquisition of Covion, intangible assets with a book value of € 6.4 million were written off in full due to discontinued customer relationships. This is recorded in the income statement together with acquisition-related restructuring charges under exceptional items.

Goodwill can be allocated to the divisions as follows:

€ million	Dec. 31, 2005	Dec. 31, 2004
Ethicals	255.8	255.7
Generics	343.6	344.4
Consumer Health Care	147.9	147.9
Life Science & Analytics	87.5	87.3
Liquid Crystals	4.1	4.1
Electronic Chemicals	[illegible]	0.7
Total	838.9	840.1

Apart from goodwill, there are no intangible assets with indefinite useful lives. In the course of the annual impairment test, there was no material need for any write-downs.

[23] Property, plant and equipment

€ million	Land, land rights and buildings, including buildings on third-party land	Plant and machinery	Other facilities, operating and office equipment	Construction in progress and advance payments to vendors and contractors	Total
Acquisition cost January 1, 2004	1,262.1	1,989.5	677.5	255.5	4,184.6
Currency translation	–10.7	–10.9	–5.6	–1.2	–28.4
Changes in companies consolidated	–95.9	–136.8	–31.5	–1.4	–265.6
Additions	16.4	65.8	39.3	112.8	234.3
Disposals	–24.7	–77.2	–43.6	–1.3	–146.8
Transfers	58.3	167.6	21.7	–254.8	–7.2
December 31, 2004	1,205.5	1,998.0	657.8	109.6	3,970.9
Accumulated depreciation, amortization and write-downs January 1, 2004	–479.9	–1,234.3	–438.6	–11.4	–2,164.2
Currency translation	2.5	8.0	3.4	–0.1	13.8
Changes in companies consolidated	38.0	93.1	21.3	–0.4	152.0
Depreciation and write-downs	–42.1	–138.0	–69.0	–	–249.1
Disposals	18.0	69.5	39.7	0.3	127.5
Transfers	1.1	0.6	1.9	–	3.6
Write-ups	1.3	0.2	–	0.3	1.8
December 31, 2004	–461.1	–1,200.9	–441.3	–11.3	–2,114.6
Net carrying amount as of December 31, 2004	744.4	797.1	216.5	98.3	1,856.3
Acquisition cost January 1, 2005	1,205.5	1,998.0	657.8	109.6	3,970.9
Currency translation	45.4	54.0	17.3	2.4	119.1
Changes in companies consolidated	–43.7	–43.8	–14.8	–1.9	–104.2
Additions	18.2	55.1	37.0	157.3	267.6
Disposals	–10.4	–77.2	–25.2	–1.4	–114.2
Transfers	20.3	50.7	13.8	–86.5	–1.7
December 31, 2005	1,235.3	2,036.8	685.9	179.5	4,137.5
Accumulated depreciation, amortization and write-downs January 1, 2005	–461.1	–1,200.9	–441.3	–11.3	–2,114.6
Currency translation	–13.5	–34.9	–11.6	–0.2	–60.2
Changes in companies consolidated	7.7	24.9	10.9	–	43.5
Depreciation and write-downs	–48.3	–140.1	–61.7	–	–250.1
Disposals	5.0	73.5	22.9	–	101.4
Transfers	–1.4	1.0	–0.3	1.2	0.5
Write-ups	–	–	–	–	–
December 31, 2005	–511.6	–1,276.5	–481.1	–10.3	–2,279.5
Net carrying amount as of December 31, 2005	723.7	760.3	204.8	169.2	1,858.0

In the reporting period, impairment losses of € 21.4 million (previous year: € 19.0 million) were recognized on technical facilities and plants. A considerable share (€ 11.5 million) of the depreciation, amortization and write-downs relate to the disposal of the Electronic Chemicals division and is included as part of the gain on the disposal of this business under exceptional items in the segment Corporate and Other. The adjustment for the value in use amounting to € 4.8 million is based on a discount factor of 7.5 %. The remaining impairment losses relate mainly to plant closures and the demolition of buildings in the Life Science & Analytics and Generics divisions. This is disclosed under other operating expenses.

Total government grants and subsidies during the fiscal year amounted to € 4.0 million (previous year: € 4.0 million).

Property, plant and equipment also includes assets that are rented or leased. The total value of capitalized leased assets amounts to € 8.3 million and the corresponding obligations amount to € 1.1 million (please see Note [25] "Financial liabilities").

Capitalized leased assets are as follows:

€ million	Dec. 31, 2005	Dec. 31, 2004
Capitalized leased land	2.2	2.1
Capitalized leased buildings	5.1	7.2
Capitalized leased facilities	0.9	0.5
Capitalized leased vehicles	0.1	0.1
	8.3	9.9

[24] Non-current financial assets and investments at equity

€ million	Investments in: associates	Investments in: companies classified as "available-for-sale"	Investments in: other affiliates	Securities: classified as "available-for-sale"	Securities: classified as "held-to-maturity"	Loans:	Total	Investments at equity
Acquisition cost January 1, 2004	79.2	50.1	5.4	6.3	1.1	11.1	153.2	71.6
Currency translation	–	0.1	–	–	–	–	0.1	13.1
Changes in companies consolidated	–6.1	–	974.4	–0.1	–0.2	–0.5	967.5	–
Additions	–	6.0	66.5	–	–	19.9	92.4	4.1
Disposals	–	–6.2	–1,041.8	–0.2	–0.1	–2.4	–1,050.7	–111.9
Transfers	–69.4	–	–	–	–	–	–69.4	69.4
December 31, 2004	3.7	50.0	4.5	6.0	0.8	28.1	93.1	46.3
Accumulated depreciation, amortization and write-downs January 1, 2004	–3.8	–7.8	–0.8	–4.3	–	–0.4	–17.1	–3.4
Currency translation	–	–	–	–	–	–	–	0.1
Changes in companies consolidated	–	–	–	–	–	0.1	0.1	–
Depreciation and write-downs	–	–0.2	–	–	–	–0.1	–0.3	–1.5
Disposals	–	–10.7	0.7	–	–	–	–10.0	–
Fair value adjustments of long-term investments taken directly to equity	–	13.1	–	–	–	–	13.1	–
Transfers	0.1	–	–	–	–	–	0.1	–0.1
December 31, 2004	–3.7	–5.6	–0.1	–4.3	–	–0.4	–14.1	–4.9
Net carrying amount as of December 31, 2004	–	44.4	4.4	1.7	0.8	27.7	79.0	41.4
Acquisition cost January 1, 2005	3.7	50.0	4.5	6.0	0.8	28.1	93.1	46.3
Currency translation	–	–	–	–	–	0.2	0.2	0.6
Changes in companies consolidated	–	–	0.3	–	–	–	0.3	–44.3
Additions	–	2.2	43.7	0.1	10.0	3.7	59.7	0.3
Disposals	–3.7	–23.4	–30.9	–0.2	–0.3	–2.5	–61.0	–1.0
Transfers	–	–	–	–	–	–	–	–
December 31, 2005	–	28.8	17.6	5.9	10.5	29.5	92.3	1.9
Accumulated depreciation, amortization and write-downs January 1, 2005	–3.7	–5.6	–0.1	–4.3	–	–0.4	–14.1	–4.9
Currency translation	–	–	–	–	–	–	–	–0.1
Changes in companies consolidated	–	–	–	–	–	–	–	4.6
Depreciation and write-downs	–	–0.6	–	–	–	–	–0.6	–
Disposals	3.4	–10.8	–	–	–	–	–7.4	–
Fair value adjustments of long-term investments taken directly to equity	–	–0.9	–	–	–	–	–0.9	–
Write-ups	0.3	–	–	–	–	–	0.3	–
Transfers	–	–	–	–	–	–	–	–
December 31, 2005	–	–17.9	–0.1	–4.3	–	–0.4	–22.7	–0.4
Net carrying amount as of December 31, 2005	–	10.9	17.5	1.6	10.5	29.1	69.6	1.5

Our investment in Kanto Kagaku K.K., Japan was reclassified from financial assets to other assets since the requirements for disclosure as an associate within the meaning of IAS 28 are no longer met. As of December 31, 2005, non-current investments with a book value of € 2.7 million were carried at cost since a fair value could not be determined.

No non-current financial assets were reclassified between the individual categories of financial instruments during the fiscal year. The following amounts arising from non-current financial assets classified as "available-for-sale" were recognized in equity as of the balance sheet date:

€ million	Available-for-sale investments	Available-for-sale securities	Total Dec. 31, 2005	Available-for-sale investments	Available-for-sale securities	Total Dec. 31, 2004
Fair values/ Book values	10.9	1.6	12.4	44.3	1.7	46.1
Amortized acquisition cost	-8.7	-1.6	-10.2	-28.6	-1.7	-30.3
Unrealized gains/losses	2.2	–	2.2	15.8	–	15.8

Liability risks or capital commitments in relation to joint ventures are as of the balance sheet date of minor importance.

A statement of the Merck Group's equity interests is filed with the Commercial Register of the Darmstadt Local Court under the number HRB 6164. Major companies of the Merck Group as of December 31, 2005 are presented in the following table:

	Direct equity interest in %	Sales[1] € million	Profit after tax[1] € million	Net equity[1] € million	Employees
Major companies of the Merck Group:					
Germany/Europe					
Merck KGaA, Darmstadt, Germany	Parent company	1,646.2	45.2	3,081.6	8,255
Merck Santé S.A.S., Lyon, France	100.00	359.1	38.2	416.0	1,202
Merck Lipha Santé S.A.S., Lyon, France	100.00	328.0	30.6	75.1	477
Merck Génériques France S.C.S., Lyon, France	100.00	270.1	18.0	32.5	308
Merck Pharma GmbH, Darmstadt, Germany	100.00	215.5	17.1	5.0	389
Merck Farma y Química S.A., Mollet del Vallès, Spain	100.00	183.8	19.3	67.5	772
Generics (UK) Ltd., Potters Bar, United Kingdom	100.00	146.9	−17.2	10.7	477
McDermott Laboratories Ltd. (Gerard), Dublin, Ireland	100.00	112.4	−0.2	33.7	346
Seven Seas Group, Hull, United Kingdom	100.00	102.1	10.0	16.0	392
Laboratoire Théramex S.A.M., Monaco	99.88	99.1	11.0	38.1	427
Merck CHC France Group, Lyon, France	100.00	88.4	5.3	31.6	205
Merck N.V.-S.A., Overijse, Belgium	100.00	78.9	3.7	7.7	170
Merck dura GmbH, Darmstadt, Germany	100.00	59.2	−2.0	0.5	187
Merck UK, West Drayton, United Kingdom	100.00	57.8	0.8	−1.8	228
Merck & Cie KG, Altdorf, Switzerland	99.84	53.3	29.1	50.7	87
Merck Austria Group, Vienna, Austria	100.00	52.8	4.4	10.3	97
Merck Chimie S.A.S., Fontenay s/Bois, France	100.00	47.4	3.3	36.7	59
Merck AG, Zug, Switzerland and Darmstadt, Germany	100.00	-	246.9	1,126.8	-
North America					
Dey, Inc., Napa, United States	100.00	436.1	62.2	139.8	882
EMD Chemicals Inc., Hawthorne, United States	100.00	214.9	12.5	258.2	694
Genpharm, Inc., Etobicoke, Canada	100.00	158.4	−16.7	56.3	630
EMD Biosciences, Inc., San Diego, United States	100.00	54.7	7.2	31.6	273
EMD Pharmaceuticals, Inc., Durham, United States	100.00	0.0	−15.3	50.0	123
Latin America					
Merck S.A. de C.V., Estado de México, Mexico	100.00	138.2	19.9	66.5	847
Merck S.A., Rio de Janeiro, Brazil	100.00	118.4	7.3	49.1	1,011
Merck S.A., Bogota, Colombia	100.00	40.9	3.4	26.2	423
Asia, Africa, Australasia					
Merck Ltd., Tokyo, Japan	100.00	486.7	40.6	99.4	438
Alphapharm Pty. Ltd., Sydney, Australia	100.00	386.1	22.8	100.8	740
Korean companies, South Korea	100.00	316.1	39.1	77.9	237
Merck Hoei Ltd., Osaka, Japan	93.50	112.7	9.6	43.4	321
Merck Ltd., Mumbai, India	51.00	72.2	14.0	61.7	952
Pacific Pharmaceuticals Ltd., Auckland, New Zealand	100.00	42.5	−1.6	12.4	193
Merck South Africa Group, Modderfontein, South Africa	100.00	39.4	2.9	14.5	207
Merck Marker (Pvt.) Ltd., Karachi, Pakistan	75.00	36.5	5.8	16.9	766
Merck Indonesia Group, Jakarta, Indonesia	73.99	31.9	4.9	15.5	579

[1] Figures for the entire company unconsolidated, irrespective of the equity interest

[25] Financial liabilities

This item comprises:

Current financial liabilities

€ million	Dec. 31, 2005	Dec. 31, 2004
Bank loans and overdrafts	59.8	57.6
Commercial paper obligations	5.8	18.6
Liabilities from finance lease obligations	0.6	1.4
Loans from affiliates	–	7.2
Loans from third parties	16.8	15.3
Liabilities to related parties	196.1	–
Other financial liabilities	12.2	1.4
	291.3	101.5

Non-current financial liabilities

€ million	Dec. 31, 2005	Dec. 31, 2004
Bonds	495.5	–
Bank loans and overdrafts	74.1	125.0
Liabilities from finance lease obligations	0.5	2.3
Loans from third parties	83.9	88.9
	654.0	216.2

Bank financing commitments to the Merck Group are comprised as follows:

€ million	Financing commitments from banks	Utilization as of Dec. 31, 2005	Interest	Due
Syndicated loan 2005	1,000.0	–	variable	2012
Bilateral credit facilities with banks	0.7	0.7	fixed	2009
Bilateral credit facilities with banks	70.6	70.0	variable	2008
Bilateral credit facilities with banks	3.4	3.4	fixed	2007
Various credit facilities	1,480.8	59.8	fixed/variable	< 1 year
	2,555.5	133.9		

Credit facilities are generally utilized on a revolving basis with maturities of between one and three months. Interest charges are mainly based on a variable, currency-dependent base rate with an agreed margin. Owing to long-term financing commitments, utilizations of the afore mentioned bilateral credit facilities due in 2006 and thereafter are disclosed under bank loans and overdrafts with a remaining maturity of more than one year. In May 2005, the syndicated loan from 2003 was refinanced at markedly improved conditions. The new loan has a term of seven years and was placed with an international banking syndicate.

The current and non-current liabilities of the Merck Group to banks are denominated in the following currencies:

	Dec. 31, 2005	Dec. 31, 2004
Euros	68.0%	50.5%
U.S. dollars	0.3%	16.2%
Pounds sterling	1.6%	0.0%
Swiss francs	0.0%	0.3%
Yen	5.2%	18.0%
Other currencies	24.9%	15.0%
	100.0%	100.0%

In fiscal 2005, Merck KGaA launched its first euro benchmark bond in the European debt capital market via Merck Finanz AG, Luxembourg. The size of the issue was € 500 million with a maturity of seven years. The bond pays a coupon of 3.75% and was issued at a price of 99.716%. The interest expense of the bond has been made variable through interest rate swaps based on six-month EURIBOR. The bond replaces bilateral credit lines provided to date by banks. Overall, the transaction has helped to improve the maturity structure of financial commitments. The carrying value reflects a disagio, transaction costs and elements resulting from measurement of the interest rate swap.

In order to meet short-term capital requirements, Merck KGaA issued a commercial paper program with a volume of € 500.0 million, which had not been utilized as of the reporting date. Merck companies in Taiwan issued commercial paper for an equivalent of € 5.8 million as of the reporting date.

Liabilities from finance lease obligations represent the discounted amount of future payments arising from finance leases. This item primarily relates to liabilities from finance leases for land, buildings and vehicles.

Information on liabilities due to related parties can be found in Note [44].

[26] Trade accounts payable

Trade accounts payable consist of the following:

€ million	Dec. 31, 2005	Dec. 31, 2004
Liabilities due to associates	–	1.1
Liabilities due to other affiliates	0.3	2.7
Liabilities due to third parties	607.7	500.5
	608.0	504.3

Trade accounts payable include accrued amounts of € 212.5 million (previous year: € 134.0 million) for outstanding invoices and accrued reductions in sales revenues.

[27] Other liabilities

This items comprises:

Other current liabilities

€ million	Dec. 31, 2005	Dec. 31, 2004
Other liabilities		
to associates	–	–
to other affiliates	1.8	0.8
to third parties	99.7 101.5	73.7 74.5
Advance payments received from customers	7.1	3.0
Payroll liabilities	65.0	59.8
Liabilities to related parties	171.1	166.3
Derivative financial instruments	11.3	9.7
Deferred income	2.7	2.9
Accruals for personnel expenses	187.5	131.1
Liabilities from profit distributions	0.6	0.4
	546.8	447.7

Other non-current liabilities

€ million	Dec. 31, 2005	Dec. 31, 2004
Other liabilities		
to associates	–	–
to other affiliates	–	–
to third parties	4.5 4.5	2.9 2.9
Advance payments received from customers	[illegible]	0.1
Payroll liabilities	0.6	0.5
Deferred income	3.9	4.6
	9.0	8.1

Other liabilities include liabilities in connection with non-income-related taxes as well as obligations in connection with duties and import fees. Liabilities due to insurance companies as well as contractually agreed payment obligations vis-à-vis other companies are also disclosed here.

[28] Tax liabilities

Tax liabilities amount to € 172.2 million (previous year: € 167.8 million). This item also includes provisions for tax liabilities amounting to € 107.5 million (previous year: € 108.1 million).

[29] Provisions

Provisions developed as follows:

€ million	Restructuring	Personnel	Litigation	Other	Total
January 1, 2005	44.5	131.3	113.6	115.4	404.8
Exchange rate differences	0.5	2.5	0.8	3.4	7.2
Utilizations	–17.4	–48.0	–52.3	–46.6	–164.3
Additions	10.4	52.5	86.0	64.4	213.3
Release	–1.0	–4.0	–26.0	–21.9	–52.9
Changes in companies consolidated/Other	–3.7	–13.1	–	9.3	–7.5
December 31, 2005	33.3	121.2	122.1	124.0	400.6
thereof current	24.2	39.3	38.5	80.1	182.1
thereof non-current	9.1	81.9	83.6	43.9	218.5

Provisions for restructuring: This item mainly includes provisions for project-related severance payments for employees, contractually agreed severance obligations and contingent liabilities. The relevant provisions are recognized in accordance with IAS 37 when detailed restructuring plans have been prepared and communicated.

Provisions for personnel: Personnel provisions mainly include the expenses of obligations for the partial early retirement program, severance pay and anniversary bonuses.

Provisions for litigation: In 2005, we set up provisions for legal risks in connection with pending claims at our U.S. subsidiary Dey Inc. concerning the allegedly false reporting of price information. These include potential claims for damages and the costs of legal proceedings, which are commonly substantial in the United States. Together with ongoing legal fees, expenses of € 67.5 million were included under exceptional items.

In the previous year, provisions for litigation included provisions for risks from the vitamins business in connection with pending antitrust proceedings and potential claims for damages for unmet purchase commitments within the scope of a joint venture. In 2005, an agreement concerning Merck's exit was reached with the partners in this joint venture. The existing provision set up for this purpose was used for the agreed payment obligation and the remainder of the provision for the exit from the joint venture was recognized in income. This resulted in income of € 21.2 million, which is disclosed under exceptional items.

The remaining litigation provisions relate to risks from claims for damages and other ongoing litigation as well as legal fees incurred by various subsidiaries of the Merck Group.

Other provisions: This item includes provisions for contributions, duties and fees as well as uncertain obligations in the context of environmental protection measures.

[30] Provisions for pensions and other post-employment benefits The calculation of obligations as well as the relevant plan assets is based on the following actuarial parameters:

	2005	2004
Discount rate	4.6%	5.0%
Future salary increases	3.2%	3.1%
Future pension increases	2.2%	1.9%
Staff turnover	2.2%	2.2%
Expected return on plan assets	6.4%	6.4%
Future increases in health care benefits	12.0%	12.0%

These are average values weighted by the present value of the respective benefit obligation. The average expected return on plan assets is weighted by the fair value of the respective plan assets. Plan assets for funded benefit obligations primarily comprise equities, fixed-income securities and real estate. They do not include financial instruments issued by Merck Group companies or real estate used by Group companies.

The balance sheet item "Provisions for pensions and other post-employment benefits" can be broken down as follows:

€ million	Dec. 31, 2005	Dec. 31, 2004
Present value of benefit obligations funded by provisions	1,147.3	1,010.4
Present value of funded benefit obligations	344.1	290.9
Present value of all benefit obligations	1,491.4	1,301.3
Fair value of plan assets of all funds	−276.5	−234.9
Funded status	1,214.9	1,066.4
Other changes	−3.4	−10.6
Net liability recognized in the balance sheet	1,211.5	1,055.8
Deferred pension payments	18.1	3.1
Provisions for pensions and other post-employment benefits	1,229.6	1,058.9

In 2005, the following items were recognized in income:

€ million	2005	2004
Current service cost	40.7	37.3
Past service cost	0.6	0.5
Interest cost on pension obligations	65.1	62.0
Expected return on plan assets	−15.3	−12.3
Other effects	−2.6	5.7
Total amount recognized in income	88.5	93.2

The actual return on plan assets amounted to € 32.0 million in 2005 (previous year: € 12.1 million). Apart from the interest component stemming from provisions for financial obligations, which is disclosed in the financial result, the relevant expense of defined benefit and defined contribution plans is distributed across the individual functional areas.

During 2005, the present value of all defined benefit obligations changed as follows:

€ million	2005	2004
Present value of all defined benefit obligations on January 1	1,301.3	1,355.0
Currency translation differences	14.4	–2.1
Current service cost	40.7	37.3
Interest cost on pension obligations	65.1	62.0
Other effects recognized in income	–2.4	5.7
Actuarial gains/losses	130.7	68.3
Pension payments in the reporting period	–58.9	–59.2
Transfers/Changes in companies consolidated/ Other changes	0.5	–165.7
Present value of all defined benefit obligations on December 31	1,491.4	1,301.3

The fair value of the plan assets changed as follows in the reporting period:

€ million	2005	2004
Fair value of the plan assets on January 1	234.9	308.8
Currency translation differences	7.2	–1.1
Expected return on the plan assets	15.3	12.3
Other effects recognized in income	0.2	–
Actuarial gains/losses	16.1	11.3
Employer contributions	14.0	8.0
Employee contributions	0.5	0.3
Pension payments in the reporting period	–12.7	–10.8
Transfers/Changes in companies consolidated/ Other changes	1.0	–93.9
Fair value of the plan assets on December 31	276.5	234.9

Changes in the companies consolidated in 2004 relate mainly to the disposal of VWR International Inc., U.S.A.

As of December 31, cumulative actuarial gains and losses as well as the effects of limiting accrued pension payments amounting to € 242.4 million (previous year: € 127.8 million) were taken to equity.

The fair value of the plan assets can be allocated to the individual asset categories as follows. Weighted average values are used here:

	Dec. 31, 2005	Dec. 31, 2004
Equity instruments	56.4 %	52.7 %
Debt instruments	35.7 %	40.3 %
Real estate	3.5 %	3.7 %
Other assets	4.5 %	3.3 %

On average, the expected rate of return on equity instruments is 8.2 %, on debt instruments 4.5 % and real estate 4.8 %. The respective rates of return take into account country-specific conditions and are based, among other things, on interest and dividend income expected over the long term as well increases in the value of the investment portfolio after the deduction of directly allocable taxes and expenses.

Over the past five years, the funded status, composed of the present value of the defined benefit obligations and the fair value of the plan assets, has changed as follows:

€ million as of Dec. 31	2005	2004	2003	2002	2001
Present value of the defined benefit obligations	1,491.4	1,301.3	1,355.0	1,235.2	1,193.9
Fair value of the plan assets	-276.5	-234.9	-308.8	-250.4	-268.9
Funded status	1,214.9	1,066.4	1,046.2	984.8	925.0

It is expected that the payments to beneficiaries from unfunded pension plans will amount to around € 46 million in 2006 while payments to fund-financed pension plans will probably amount to around € 16 million in 2006.

The cost of ongoing contributions in 2005 for defined contribution plans that are financed exclusively by external funds and for which the companies of the Merck Group are only obliged to pay the contributions, amounted to € 14.0 million in 2005 (previous year: € 14.1 million). In addition, employer contributions amounting to € 40.6 million (previous year: € 38.6 million) were transferred to the German statutory pension system.

[31] Net equity The changes in equity are presented in a separate statement on page 79. The subscribed capital of Merck KGaA is composed of 51,246,139 no-par value shares with equivalent rights. Owing to the issue of new shares within the scope of the stock option program of Merck KGaA, the number of shares increased by 663,260 in the fiscal year. E. Merck OHG, the general partner of Merck KGaA, did not exercise its right to conduct a capital increase in the same proportion. The amount resulting from the issue of shares by Merck KGaA exceeding the nominal amount is recognized in the capital reserves. The reserves contain the retained earnings and the net retained profit of the consolidated subsidiaries as well as the effects of consolidation measures and income and expenses taken directly to equity. The currency translation difference includes the differences from currency translation by subsidiaries not recognized in income and the difference between the translation of expenses and income at weighted average annual rates/translation of the net retained profit at the closing rate. Currency translation differences increased equity in 2005 by € 155.3 million (previous year: € 25.6 million). Accordingly, as of December 31, 2005 currency translation differences in equity amounted to a loss of € 188.8 million. The disclosure of minority interest is based on the stated equity of the subsidiaries concerned after any adjustment required to ensure compliance with the accounting policies of the Merck Group, as well as pro rata consolidation entries.

In addition to the dividend payments to the shareholders of Merck KGaA and to minority shareholders in subsidiary companies of the Merck Group, the appropriation of profits includes the transfer of profits from Merck & Cie KG to E. Merck OHG in accordance with the company agreements and the reciprocal transfer of profits between E. Merck OHG and Merck KGaA, also in accordance with the Articles of Incorporation. In accordance with the capital ratios, E. Merck OHG has a 73.2% interest in the result of Merck KGaA while Merck KGaA has an interest of 26.8% in the result of E. Merck OHG. Merck KGaA's profit from ordinary activities less trade income tax, on which the appropriation of its profits is based, amounts to € 205.7 million. In 2005, Merck & Cie KG transferred € 29.9 million (previous year: € 26.7 million) and Merck KGaA transferred € 150.5 million (previous year: € 308.2 million) to E. Merck OHG. E. Merck OHG transferred € 3.2 million (previous year: € 173 million) to the net retained profit and retained earnings of Merck KGaA. Since E. Merck OHG reported a loss in 2005, it will not be transferring any profits. In accordance with the Articles of Incorporation, this loss will be carried forward and offset against net profit in the following years. In 2004, € 0.8 million was transferred from E. Merck OHG to Merck KGaA.

For 2005, a dividend of € 0.85 per share will be proposed. This corresponds to a total dividend payment of € 43.6 million to the limited liability shareholders.

The following table shows the development of changes taken directly to equity as a result of recognizing financial instruments at fair value in accordance with IAS 39.

€ million	Current and non-current financial assets classified as "available-for-sale"	Derivative financial instruments	Total
Balance as of January 1, 2005	15.8	4.7	20.5
Fair value adjustments	1.8	–13.9	–12.1
Deferred taxes recognized in equity	–	–1.5	–1.5
Reclassification to income statement	0.6	11.8	12.4
Total subsequent measurement in fiscal year	2.4	–3.6	–1.2
Currency translation difference	–	0.9	0.9
Balance as of December 31, 2005	18.2	2.0	20.2

As part of the stock option program for senior executives resolved by the Merck KGaA Annual General Meeting 2000, the creation of € 5,720,000 contingent capital for issuing stock rights was approved. As a result, a maximum of 2,200,000 stock options may be issued from the approved contingent capital. To date, 2,153,500 options have been granted in two tranches. Each option entitles the bearer to acquire one share of Merck KGaA, provided that the exercise requirements are met. The term of the program for both tranches is six years. Both tranches had a minimum vesting period of 25 months. Stock options may only be exercised after the minimum vesting period if the stock price on the day before exercise is at least 30% higher than the option exercise price. The exercise price is the mean value of Merck's shares in the Frankfurt XETRA trading system, commencing 30 days before the date of issue of the stock rights. In addition, the rights are subject to a lockup period that begins two calendar weeks before the date of publication of the Q1 and Q3 reports and eight calendar weeks before the date of publication of the H1 and Annual Reports. When granted, the first tranche included 766,500 options. As of October 2002, options from the first tranche may be exercised at the exercise price of € 37.41, provided that Merck's share price is not below € 48.63. When granted, the second tranche included 1,387,000 options. These stock options may be exercised as of May 2004, at an exercise price of € 34.35, provided that Merck's share price is not below € 44.66. Upon exercising the options, the shares carry dividend rights for the current and following fiscal years. The development of all options on shares of Merck KGaA is presented in the following table:

	2005		2004	
	Tranche 1	Tranche 2	Tranche 1	Tranche 2
Outstanding options as of January 1	351,900	436,970	706,750	1,260,250
Options exercised during the period	322,600	340,660	318,100	764,780
Options converted/ forfeited during the period	–	–	36,750	58,500
Outstanding options as of December 31	29,300	96,310	351,900	436,970
– thereof exercisable as of December 31	29,300	96,310	351,900	436,970
Recognized capital increase (in € million)	12.1	11.7	11.9	26.3

The weighted average price of Merck KGaA's shares in XETRA trading at the time of exercise of the stock options was € 56.91 in 2005.

Moreover, options that have not been exercised or converted into cash are neither recorded in the balance sheet nor recognized in income in these financial statements.

Notes to the Segment Reporting

The classification of asset and income figures as well as of other key figures by business sector or by region in accordance with IAS 14 is presented in "Segment Reporting". Segmentation was performed in accordance with the internal reporting of the Merck Group. The operating segments are described in detail in the business sector sections in the Annual Report.

With the sale of our Electronic Chemicals business in April 2005, the remaining contract manufacture business as well as the previous year's figures reported under this segment were reclassified to the segment "Corporate and Other". As a result, the Chemicals business sector is reported on a comparable basis without the Electronic Chemicals division for both 2005 and 2004.

Transfer prices for intragroup sales are determined on an arm's-length basis. There were no significant intercompany relations between the business segments. In the Segment Reporting, the United States and Canada are combined to form a single region "North America", as the two countries are managed as a single territory in the Merck Group's internal reporting.

Operating assets included in "Segment Reporting" were as follows:

€ million	Dec. 31, 2005	Dec. 31, 2004
Total assets of the Merck Group	7,280.8	5,753.5
Monetary assets (cash and cash equivalents, loans, securities)	-1,516.9	-405.6
Non-operating receivables from related companies and parties as well as tax receivables and deferred taxes	-386.6	-322.2
Trade accounts payable	-608.0	-504.3
Other operating liabilities	-384.1	-289.1
Net operating assets	4,385.2	4,232.3

In connection with the new balance sheet structure, operating assets have been redefined. The previous year's figures are presented on a comparable basis.

Notes to the Cash Flow Statement

[32] Net cash flows from operating activities Tax payments in 2005 totaled € 238.9 million (previous year: € 265.3 million). Interest expense totaled € 20.5 million (previous year: € 38.2 million) and interest income totaled € 27.6 million (previous year: € 14.3 million).

[33] Net cash flows from investing activities Cash inflow (after tax) from the disposal of our Electronic Chemicals division amounted to € 231.6 million. The acquisition of Avecia's OLED business, including Covion GmbH, cost € 49.3 million.

[34] Net cash flows from financing activities Disclosed dividend payments and transfers of profits in accordance with the Articles of Incorporation were broken down as follows in the fiscal year:

€ million	2005		2004	
Total dividend payments				
Dividends to shareholders	–51.0		–39.6	
Dividends to minority shareholders	–6.8	–57.8	–4.6	–44.2
Net profits transferred by Merck KGaA to E. Merck OHG				
Profit transfer in accordance with the Articles of Incorporation from E. Merck OHG to Merck KGaA	–		0.8	
Profit transfer in accordance with the Articles of Incorporation from Merck KGaA to E. Merck OHG	–150.5		–308.2	
Appropriation by E. Merck OHG to reserves/ profit carried forward of Merck KGaA	3.2	–147.3	173.0	–134.4
Profit transfer from Merck & Cie KG to E. Merck OHG		–29.9		–26.7
Total dividend payments and profit transfers		–235.0		–205.3

This resulted in free cash flow for the year after dividends and profit transfers of € 422.0 million (previous year: € 1,683.7 million).

[35] Cash and cash equivalents The composition of cash and cash equivalents is presented under "Notes to the Balance Sheet".

[36] Free cash flow Free cash flow is an indicator that we use internally to measure the contribution of our divisions to liquidity. Free cash flow includes all net cash flows from operating activities as well as investing activities performed in connection with operating business. We do not include in free cash flow pure financial investments and similar monetary deposits of more than three months, which are also to be reported as net cash flows from investing activities under IFRS.

Other Disclosures

[37] Financial instruments We use derivative financial instruments exclusively to hedge currency and interest rate positions, and thereby minimize currency risks and financing costs caused by exchange rate or interest rate fluctuations. The instruments used are marketable forward exchange contracts and interest rate swaps. The strategy to hedge the transaction risk arising from currency fluctuations is set by a Group interest rate and currency committee, which meets on a regular basis. A review period of 12 months normally serves as the basis. Every hedge must relate to an underlying transaction that either already exists or is definitely expected to take place (ban on speculation). Currency risks from financial assets or loans denominated in foreign currencies are generally hedged. The use of such derivatives contracts is governed by internal regulations, and derivative transactions are subject to continuous risk management procedures. Trading, settlement and control functions are strictly separated, and this separation is monitored by our internal audit department. Derivatives contracts are only entered into with prime-rated banks and are restricted to the hedging of our business operations and related financing transactions.

The following derivative financial positions were held as of the balance sheet date:

€ million	Nominal volume Dec. 31, 2005	Dec. 31, 2004	Fair value Dec. 31, 2005	Dec. 31, 2004
Forward exchange contracts	1,501.1	1,180.6	3.4	8.6
Interest rate swaps	521.6	81.5	−1.8	−0.4
Cross-currency swaps	51.1	9.2	−0.6	–
	2,073.8	1,271.3	1.0	8.2

The nominal volume is the aggregate of all buy and sell amounts relating to derivatives contracts. The fair values result from the valuation of open positions at market prices, ignoring any opposite movements in the value of the underlyings. They correspond to the income or expenses which would result if the derivatives contracts were closed out as of balance sheet date. The fair values are calculated on the basis of quoted prices or current market data provided by a recognized information service.

The fair values of the derivative financial instruments are reported in the balance sheet under other current receivables and other assets or under other liabilites. Gains and losses on the fair value of derivatives and underlyings are usually recognized directly in the income statement. If cash flows are being hedged and the requirements for hedge accounting in accordance with IAS 39.88 are met, the effective portions of the gains and losses from the fair value measurement of derivatives are recognized in equity until the underlying transaction occurs. These amounts are only reclassified from equity and carried to the income statement after accounting for the underlying transactions. Amounts reclassified to the income statement are either recognized in the operating result, or in the financial result if liabilities have been hedged.

The maturity structure of the hedging transactions (nominal volume) is as follows as of the balance sheet date:

€ million	Remaining maturity less than 1 year	Remaining maturity more than 1 year	Total Dec. 31, 2005	Remaining maturity less than 1 year	Remaining maturity more than 1 year	Total Dec. 31, 2004
Forward exchange contracts	1,501.1	–	1,501.1	1,180.6	–	1,180.6
Interest rate swaps	7.2	514.4	521.6	60.0	21.5	81.5
Cross-currency swaps	51.1	–	51.1	9.2	–	9.2
	1,559.4	514.4	2,073.8	1,249.8	21.5	1,271.3

The forward exchange contracts that are entered into to reduce the exchange rate risk have a total nominal volume of € 1,501.1 million and primarily serve to hedge fluctuations in the exchange rates of the JPY (€ 387.2 million), the USD (€ 577.5 million), the GBP (€ 200.3 million), the CHF (€ 95.6 million) and the CAD (€ 85.1 million) to the euro and fluctuations in the exchange rate of the euro (€ 49.3 million) to the USD and the KRW. Forward exchange contracts and cross-currency swaps primarily serve to hedge loans granted to or raised by Merck Group companies. Forecast transactions are only hedged if the occurrence can be assumed to be highly probable. The nominal volume of hedged future transactions amounted to € 486.4 million as of the balance sheet date. The occurrence of hedged items is expected within the next 12 months. During the fiscal year, losses of € 13.9 million from the fair value measurement of derivatives were recognized in equity. € 11.8 million was transferred from equity to income. This primarily relates to the hedging of future sales in JPY and USD.

€ million	Nominal volume Dec. 31, 2005	Dec. 31, 2004	Fair value Dec. 31, 2005	Dec. 31, 2004
Hedging of forecast transactions	486.4	192.1	3.4	6.6
Hedging of recognized transactions	1,014.7	988.5	–	2.0
Total forward exchange contracts	1,501.1	1,180.6	3.4	8.6

To hedge interest rate risks, € 21.6 million of JPY financial liabilities was changed from floating to fixed rates. In addition, the interest expense of the euro benchmark bond, which was issued in 2005 with a volume of € 500 million, was made variable through interests rate swaps from a fixed rate of 3.75% to six-month EURIBOR. Overall, the interest rate structure of the Merck Group's assets and liabilities is presented in the following table:

€ million	Fixed-rate	Floating-rate	Non-interest bearing	Total Dec. 31, 2005	Fixed-rate	Floating-rate	Non-interest bearing	Total Dec. 31, 2004
Loans granted	29.1	–	–	29.1	27.7	–	–	27.7
Cash and cash equivalents/ Marketable securities	392.5	1,045.5	38.0	1,475.9	59.9	283.9	31.7	375.5
Other assets/ Tax receivables	5.7	57.9	274.7	338.3	2.8	2.1	257.7	262.6
Financial liabilities	146.3	792.3	6.7	945.3	205.9	111.5	0.3	317.7
Other liabilities/ Tax liabilities	7.0	23.3	697.7	728.0	2.4	33.5	587.7	623.6

The trade accounts receivable and payable not included in the table are for the most part non-interest-bearing.

A theoretical credit risk for the existing derivative instruments only applies to the amount of the positive fair values. As of the balance sheet date, these amount to € 14.7 million (previous year: € 18.4 million) and result exclusively from forward exchange contracts. As the underlying contracts are only concluded with prime-rated banks, we do not believe that these financial instruments involve any actual credit risk. For financial instruments originated by the company, the fair values correspond to the carrying values unless stated otherwise in the notes to the individual balance sheet items. Specific write-downs are charged to cover possible credit risks for financial instruments originated by the company. In addition, the broad-based business structure of the Merck Group means that there is no particular concentration of credit risks as regards either customers or specific countries.

[38] Contingent liabilities

in Mio €	Dec. 31, 2005	thereof subsidiaries	Dec. 31, 2004	thereof subsidiaries
Guarantees	115.8	2.7	197.4	1.9
Warranties	5.2	–	5.6	–
Other contingent liabilities	18.4	–	20.1	–

Merck sold its interest in Bracco, Italy, in 2000. It was agreed that a portion of the purchase price would be paid in installments. These outstanding payments have been secured by way of a bank guarantee in favor of Merck. In the year 2002, Merck KGaA sold the residual claim from Bracco amounting to € 322.1 million to a bank. In this connection, Merck KGaA assumed a guarantee to secure the respective residual claim, which amounted to € 108.0 million (previous year: € 191.8 million) on December 31, 2005 and is presented under guarantees.

[39] Other financial obligations

Other financial obligations comprise the following:

€ million	Dec. 31, 2005	thereof subsidiaries	Dec. 31, 2004	thereof subsidiaries
Orders for capital expenditure on property, plant and equipment	39.6	–	51.8	–
Future rental payments	75.3	–	74.9	–
Future operating lease payments	48.5	–	44.2	–
Long-term purchase commitments	0.8	–	0.4	–
Other financial obligations	32.1	–	88.0	4.9
	196.3	–	259.3	4.9

Other financial obligations are carried at nominal value. Liabilities from lease agreements are composed as follows:

€ million	Remaining maturity less than 1 year	Remaining maturity 1 to 5 years	Remaining maturity more than 5 years	Total Dec. 31, 2005
Present value of future payments from finance leases	0.6	0.5	–	1.1
Interest component of finance leases	0.0	0.0	–	0.0
Future finance lease payments	0.6	0.5	–	1.1
Future operating lease payments	15.2	26.8	6.5	48.5

[40] Secured liabilities

On the balance sheet date, liabilities were secured as follows:

€ million	secured by real property liens Dec. 31, 2005	secured by real property liens Dec. 31, 2004	secured by other liens Dec. 31, 2005	secured by other liens Dec. 31, 2004
Bank loans and overdrafts	4.7	8.5	–	–
Other liabilities	0.5	0.5	0.1	–
	5.2	9.0	0.1	–

[41] Headcount/Staff costs/Material costs

Staff costs are composed as follows:

€ million	2005	2004
Wages and salaries	1,284.3	1,241.5
Compulsory social security contributions and special financial assistance	208.8	209.5
Pension expenses	87.9	102.7
	1,581.0	1,553.7
thereof: discontinued operations (Laboratory Distribution)	–	83.0

As of December 31, 2005, the companies of the Merck Group had 29,133 employees (previous year: 28,877). The average number of employees during the year was 28,927 (previous year: 31,012).

Material costs amounted to € 1,601 million (previous year: € 1,849 million including € 347 million for the divested Laboratory Distribution business sector).

[42] Auditors' fees

The costs of the auditors of the financial statements of the Merck Group (KPMG) can be broken down as follows:

Cost in € million for	Merck Group	thereof Germany
Audits of financial statements	3.8	0.7
Other audit-related services	0.6	0.3
Tax consultancy services	0.8	0.1
Other services	0.5	0.3
	5.7	1.4

[43] Corporate Governance The Statement of Compliance in accordance with Section 161 of the German Stock Corporation Act (*Aktiengesetz*) was published in the Corporate Governance section of our Web site (www.corporategovernance.merck.de) in February 2005 and thus made permanently available.

As of December 31, 2005, the Members of the Executive Board and the Supervisory Board held 30,325 shares. Their total ownership represents less than 1% of the issued shares of Merck KGaA.

In accordance with Section 15a of the German Securities Trading Act (*Wertpapierhandelsgesetz*), reportable purchases and sales of non-par-value shares of Merck KGaA (ISIN: DE 000 659 990 5) by Board Members in 2005 can be inferred from the Corporate Governance Report.

[44] Related-party disclosures Related parties in respect of the Merck Group are E. Merck OHG as well as the companies Emanuel Merck Vermögens KG and E. Merck Beteiligungen OHG. In principle, direct or indirect subsidiaries of Merck KGaA, associates and joint ventures of the Merck Group as well as pension funds that are classified as funded defined benefit plans in accordance with IAS 19, are also related parties within the meaning of IAS. Members of the Executive Board and the Supervisory Board of Merck KGaA, the Board of Management and the Board of Partners of E. Merck OHG as well as close members of their families are also related parties.

As of December 31, 2005, there were liabilities by Merck KGaA and Merck & Cie KG, Altdorf, to E. Merck OHG in the amount of € 367.2 million (previous year: € 165.5 million). In addition, Merck KGaA was owed receivables in the amount of € 11.6 million (previous year: € 9.5 million) by E. Merck OHG as of December 31, 2005. The balances result mainly from the profit transfers by Merck & Cie to E. Merck OHG, the reciprocal profit transfers between Merck KGaA and E. Merck OHG as well as the extension of loans by E. Merck OHG to Merck KGaA. These financial liabilities of € 196.1 million (previous year: € 11.1 million) were subject to a variable interest rate of 3.7% (previous year: 2.8%) on December 31, 2005. In 2005, Merck KGaA performed services for E. Merck OHG with a value of € 0.7 million (previous year: € 0.6 million). In exchange, E. Merck OHG performed services for Merck KGaA with a value of € 0.5 million. As of December 31, 2005, Merck KGaA had receivables from E. Merck Beteiligungen OHG in the amount of € 9.4 million (previous year: € 7.0 million). In addition, Merck KGaA performed services for E. Merck Beteiligungen OHG with a value of € 0.4 million (previous year: € 0.3 million) and for Emanuel Merck Vermögens KG with a value of € 0.1 million (previous year: € 0.1 million).

Business transactions with major subsidiaries have been eliminated during consolidation and are not disclosed further in the Notes. Information on pension funds that are classified as funded defined benefit plans in accordance with IAS 19 can be found in Note 30. There were no further material transactions with these pension funds.

During the fiscal year, companies of the Merck Group supplied goods with a value of € 4.3 million (previous year: € 4.2 million) to associates. There were no further material transactions with associates in 2005.

The remuneration of the Executive Board of Merck KGaA is paid by the general partner, E. Merck OHG, and recorded as an expense in its income statement. For 2005, fixed salaries of € 2.8 million (previous year: € 2.6 million) and variable compensation of € 8.7 million (previous year: € 9.7 million) were recorded for Members of the Executive Board. Variable compensation is based on the three-year rolling average of profit after tax, i.e., for 2005, 2004 and 2003 of the E. Merck Group.

Subject to the approval of the Annual General Meeting on the proposed distribution of € 0.85 dividend per share, the remuneration of the Supervisory Board amounting to € 293 thousand (previous year: € 330 thousand) consists of a fixed portion of € 95 thousand (previous year: € 93 thousand) and a variable portion of € 198 thousand (previous year: € 237 thousand) (current benefits).

Further material transactions, for example the provision of services or the extension of loans, between the companies of the Merck Group and members of the Executive Board and the Supervisory Board of Merck KGaA, the Board of Management and the Board of Partners of E. Merck OHG or close members of their families did not take place in 2005.

[45] Post-balance sheet events On January 6, 2006, Merck acquired a 100% interest in the Danish biotech company Survac ApS for a purchase price of € 11 million. The company will strengthen our oncology research activities.

The Executive Board of Merck KGaA
Darmstadt, January 30, 2006

Michael Römer

Michael Becker

Elmar Schnee

Jan Sombroek

Walter W. Zywottek

Auditor's Report

"We have audited the consolidated financial statements, comprising the balance sheet, the income statement, presentation of comprehensive income, the statement of changes in net equity, the cash flow statement as well as the notes to the consolidated financial statements prepared by Merck KGaA, Darmstadt, for the Merck Group for the fiscal year from January 1 to December 31, 2005. The preparation of the consolidated financial statements and the management report of the Merck Group in accordance with International Financial Reporting Standards (IFRS) as applicable in the EU, and the supplementary provisions pursuant to Section 315a para 1 of the German Commercial Code (*HGB*) are the responsibility of the legal representatives of the company. Our responsibility is to express an opinion on these consolidated financial statements and the Group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with Section 317 of the German Commercial Code (*HGB*) and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and in supplementary compliance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements and the Group management report are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements and in the Group management report is examined on a test basis within the framework of the audit. The audit includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the Group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion and based on the knowledge gained from our audit, the consolidated financial statements comply with IFRS as applicable in the EU as well as the supplementary provisions pursuant to Section 315a para 1 of the German Commercial Code (*HGB*) and give a true and fair view of the net assets, financial position and results of operations of the Group. The Group management report is in agreement with the consolidated financial statements, gives an accurate picture of the Group's position, and suitably presents the opportunities and risks of future development."

Mannheim, January 31, 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Walter	Heublein
Wirtschaftsprüfer	Wirtschaftsprüfer

More Information

The Merck Annual Report for 2005 is available in German and English. Both reports are available as online versions on the Web at www.financialreports.merck.de. An abridged version is also available in German and English.

More information about Merck can be found on the Web at www.merck.de and in the following publications, which you may read or order (in German and English) online at www.publications.merck.de.

Responsibility for Employees, the Environment and the Community	2005 Report
Merck transparent	(also available in French and Spanish)
Experience the New	(Company film and further information on DVD)
"Was der Mensch thun kann ..."	History of Merck – The World's Oldest Pharmaceutical and Chemical Company
TopTopics Oncology	Merck Breaks New Ground in Cancer Therapy
TopTopics CardioMetabolic Care	Integrated Management of Cardiovascular and Metabolic Diseases
Chemistry with a Future	A Glimpse of Research at Merck
Top Topics Liquid Crystals	Merck Makes Bits and Bytes Visible
The History of the Future	100 Years of Liquid Crystals at Merck
Special Effect Pigments	A New Colour Dimension
A Strong Site	A Global Player Rooted in Darmstadt

You can order these publications from Corporate Communications, Merck KGaA, 64271 Darmstadt, Germany, or via the following e-mail address: corpcom@merck.de.

Publication contributors

Published on February 16, 2006 by Merck KGaA, Corporate Communications, Frankfurter Strasse 250, 64293 Darmstadt, Germany Fax: +49-6151-72 87 93, e-mail: corpcom@merck.de, Web site: www.merck.de **Concept and editorial responsibility** Judith Rahner, Tobias Engel **English translation** Colette Roell, Diane Davies **Design** Armin Illion, Selters **Typesetting** typowerkstatt Dickerhof + Schwarz, Darmstadt **Photographs** Marco Moog, Hamburg; Frédéric Baysse, Paris (page 4 bottom); Eva Speith, Darmstadt (page 8) **Photo models** Klaus Becker, Daniela Heister (Cover), Matthias Wulf, Gesa Dreckmann (page 7) **Printing** Frotscher Druck GmbH, Darmstadt

Financial calendar for 2006

Annual press conference
Thursday, February 16

Interim Report 1st quarter
Thursday, April 27

Annual General Meeting
Friday, June 30

Interim Report 2nd quarter
Wednesday, July 26

Autumn press conference
Interim Report 3rd quarter
Tuesday, October 24

www.merck.de

